**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Brooklyn Federal Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001310313
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

~~Not Available~~ 333-121580
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

B

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 23rd, 2004.

BROOKLYN FEDERAL BANCORP, INC.

By: ______________________________
Angelo J. Di Lorenzo
President and Chief Executive Officer

PRO FORMA VALUATION REPORT

BROOKLYN FEDERAL BANCORP, INC.

HOLDING COMPANY FOR
BROOKLYN FEDERAL SAVINGS BANK
Brooklyn, New York

Dated As Of:
December 3, 2004

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

December 3, 2004

Board of Directors
BFS Bancorp, MHC
Brooklyn Federal Bancorp, Inc.
Brooklyn Federal Savings Bank
81 Court Street
Brooklyn, New York 11201-5003

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization and Plan of Stock Issuance

The Board of Directors of Brooklyn Federal Savings Bank ("Brooklyn Federal" or the "Bank") has adopted a plan of reorganization pursuant to which Brooklyn Federal will convert and reorganize into a mutual holding company structure. As part of the reorganization, Brooklyn Federal will become a wholly-owned subsidiary of Brooklyn Federal Bancorp, Inc. (the "Company"), a federal corporation, and the Company will issue a majority of its common stock to BFS Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders, Other Depositors and Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community Offering. The total shares offered for sale to the public will constitute a minority of the Company's stock (49.9% or less).

Immediately following the Minority Stock Issuance, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank. The Company will retain up to 50% of the net offering proceeds. The Company intends to use a portion of the proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8.0% of the shares of common stock sold to the public in the offering.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank, the Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included a review of its audited financial information for the fiscal years ended September 30, 2000 through September 30, 2004, various unaudited information and internal financial reports through September 30, 2004 and due diligence related discussions with the Bank's management; KPMG LLP, New York, New York, the Bank's independent auditor; Luse Gorman Pomerenk & Schick, the Bank's counsel in connection with the plan of stock issuance; and Sandler O'Neill & Partners, L.P., the Bank's financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Bank operates and have assessed the Bank's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Bank and the industry as a whole. We have analyzed the potential effects of the minority stock offering on the Bank's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Bank's primary market area and have compared the Bank's financial performance and condition with publicly-traded thrifts in mutual holding Bank form, as well as all publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stocks of all publicly-traded mutual holding companies. We have also considered the expected market for the Bank's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Bank's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers the Bank only as a going concern and should not be considered as an indication of the Bank's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Bank and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that there are no current plans for pursuing a second step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Bank's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of December 3, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $100,000,000 at the midpoint, equal to 10,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $85,000,000 and a maximum value of $115,000,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 8,500,000 at the minimum and 11,500,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $132,250,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 13,225,000. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 30% ownership interest. Accordingly, the offering to the public of the minority stock will equal $25,500,000 at the minimum, $30,000,000 at the midpoint, $34,500,000 at the maximum and $39,675,000 at the supermaximum of the valuation range.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of Brooklyn Federal as of September 30, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
BROOKLYN FEDERAL BANCORP, INC.
Brooklyn, New York

TABLE OF CONTENTS
BROOKLYN FEDERAL BANCORP, INC.
Brooklyn, New York
(continued)

LIST OF TABLES
BROOKLYN FEDERAL BANCORP, INC.
Brooklyn, New York

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Brooklyn Federal Savings Bank ("Brooklyn Federal" or the "Bank"), organized in 1887, is a federally-chartered mutual savings association headquartered in downtown Brooklyn, New York. The Bank serves its Brooklyn markets through two retail offices and also services suburban areas of nearby Long Island through two offices, including one office in Wantagh (Nassau County) and one office in Islandia (Suffolk County). A map showing the locations of the Bank's branch offices has been provided in Table 2.1 in the following section. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At September 30, 2004, Brooklyn Federal had $308.8 million in assets, $256.6 million in deposits and consolidated equity of $36.6 million, equal to 11.9% of total assets. Brooklyn Federal's audited financial statements are included by reference as Exhibit I-1.

Plan of Stock Issuance

On November 9, 2004, the Board of Directors of Brooklyn Federal adopted a plan of reorganization pursuant to which Brooklyn Federal will convert and reorganize into a mutual holding company structure. As part of the reorganization, Brooklyn Federal will become a wholly-owned subsidiary of Brooklyn Federal Bancorp, Inc. (the "Company"), a federal corporation, and the Company will issue a majority of its common stock to BFS Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds.

The MHC will own a controlling interest in the Company of at least 50.1%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activity will be ownership of its subsidiary, Brooklyn Federal, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the employee stock ownership plan ("ESOP"). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Throughout much of its corporate history, the Bank's strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of its local customers in Brooklyn, Nassau and Suffolk Counties and, to a lesser extent, other nearby areas within the New York metropolitan area. In this regard, the Bank has historically pursued a portfolio residential lending strategy typical of a thrift institution, with a moderate level of diversification into construction lending and commercial real estate lending. Commencing in the late-1990s, the Bank sought to restructure the loan portfolio to include a greater proportion of multi-family and commercial mortgages as well as construction loans. In this regard, the Bank has emphasized high quality and flexible service, capitalizing on its local orientation and expanded array of products and services. Accordingly, the Bank's lending operations consists of two principal segments as follows: (1) commercial and construction in conjunction with the intensified efforts to become a full-service community bank; and (2) residential mortgage lending.

With this transition in recent years, the Bank has been required to develop the infrastructure required to undertake more diversified lending. In this regard, management has developed extensive policies and procedures pertaining to credit standards and the administration of commercial accounts. Additionally, the Bank has employed a total of two loan officers who have local experience, to conduct the commercial and construction lending operations The Bank's increased community bank focus has led to an expansion that is evidenced by the growth of commercial real estate/multi-family mortgage loans as well as construction loans – specifically, these loans have increased from $24.2 million, or 19.3% of total loans as of September 30, 2000, to $106.8 million, or 65.0% of total loans as of September 30, 2004. Growth in multi-family, commercial mortgage and construction lending is expected to continue as such loans will continue to be emphasized by the Bank.

Despite the multi-family/commercial mortgage lending emphasis, residential mortgage loans continue to comprise a significant element of the loan portfolio, at $57.1 million, or 34.8% of total loans as of September 30, 2004. Substantially all of the Bank's residential mortgage loans are originated internally by the Bank loan officers. The majority of the Bank's permanent residential mortgage volume has been in 15 and 30 year mortgage loans. For interest rate risk purposes, the Bank has elected to sell loans with maturities in excess of 15 years and, more recently, all loans with coupons below a certain threshold established by the Board. As refinancing activity intensified over the last several years, the Bank experienced rapid prepayments and the number of qualified residential loans meeting its standards for portfolio did not keep up. As a result, the size of the residential portfolio has decreased over the last several years. The Bank continues to view residential lending as a primary business line, and residential originations continue to be emphasized. For credit and interest rate risk purposes, however, the Bank will continue to sell loans on either a servicing retained or servicing released basis that do not meet its standards for portfolio lending.

The Bank's interest-earning assets ("IEA") also consist of interest-earning deposits and short- to intermediate-term investment securities and mortgage-backed securities ("MBS"), the majority of which are currently classified as held-to-maturity ("HTM"). The Bank's general balance sheet objective is to deploy funds primarily into loans and maintain moderate balances of cash and investments, given the higher yields on loans. At the same time, the Bank has sought to leverage capital through deploying funds into securities in the absence of significant loan growth to enhance earnings and return on equity.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. Brooklyn Federal has traditionally maintained a strong base of transaction and CD accounts and the foregoing deposit mixture has been facilitated by the Bank's increased emphasis on marketing to commercial accounts while also providing a high level of service. Accordingly, savings and transaction accounts currently comprise the majority of deposits while certificates of deposits ("CDs") comprise approximately 44% of total deposits. The Bank utilizes borrowings as a supplemental funding source, primarily to facilitate liquidity management. FHLB advances constitute the Bank's principal source of borrowings; the majority of the Bank's borrowed funds have short-to-intermediate maturities. Following the minority stock offering, the Bank may use additional borrowings to facilitate leveraging of its higher capital position that will result from the stock offering, in which borrowings would be utilized to fund purchases of investment securities and MBS at a positive spread to improve earnings and return on equity. To the extent additional borrowings are utilized by the Bank, FHLB advances would likely continue to be the principal source of such borrowings.

The Bank's earnings base is largely dependent upon net interest income and operating expense levels. Sources of non-interest operating income, while increasing in conjunction with the commercial lending emphasis, remain at relatively moderate levels. Restructuring of the portfolio to include higher yielding loans, coupled with increases in non-interest income and moderate growth, have provided for earnings growth over the last several years.

The post-offering business plan of the Bank is expected to continue to focus on products and services which have been the Bank's traditional emphasis. Specifically, the Bank will continue to be an independent community-oriented financial institution with a commitment to local real estate financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Bank will emphasize pursuing further diversification into multi-family and commercial real estate mortgage loans, as well as construction loans. Furthermore, the Bank may continue to expand and diversify other products and services, including non-traditional products while also pursuing de novo branching to broaden its retail footprint.

The Bank's Board of Directors has elected to convert to the stock form of ownership to improve the competitive position of the Bank. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of the Bank, as well as support the expansion of the Bank's strategic focus of providing competitive community banking services in its local market area. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. The Bank's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. Additionally, the Bank's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. The Bank will also be better positioned to pursue growth through acquisition of other financial service providers following the conversion, given its strengthened capital position and status as a stock company. At this time, the Bank has no specific plans for expansion other than through establishing additional branches. The projected use of proceeds is highlighted below.

- Company. The Company is expected to retain up to 50% of the net offering proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be placed into an overnight deposit account in the Bank. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- Bank. The majority of the net offering proceeds will be infused into the Bank in exchange for all of the Bank's newly-issued stock. The increase in the Bank's capital will be less, as the amount to be borrowed by the ESOP to fund an 8% stock purchase will be accounted for as a contra-equity. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer term deployment, i.e., funding lending activities and for general corporate purposes.

Balance Sheet Trends

Growth Trends. Over the last five years, the Bank has implemented a strategy of moderate to strong balance sheet expansion and has achieved its targeted growth objectives through internal growth at existing branches and through wholesale means, primarily through the deployment of investable funds into investment securities, primarily including mortgage-backed securities ("MBS") and collateralized mortgage obligations ("CMOs"). This strategy is evidenced in the summary balance sheet (Table 1.1), which shows that total assets have increased 9.9% annually from $211.4 million at the end of fiscal 2000 to $308.8 million as of September 30, 2004. Over this time period, investment securities increased by $60 million while loans increased by $39 million. The growth disparity is more clearly evidenced when the annual growth rates are examined, as HTM investments increased by 17.6% annually since the end of

Table 1.1
Brooklyn Federal Savings Bank
Historical Balance Sheets
(Amount and Percent of Assets)

	As of the Fiscal Year Ended September 30,										Compounded Annual Growth Rate
	2000		2001		2002		2003		2004		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:											
Assets	$211,432	100.00%	$238,893	100.00%	$278,129	100.00%	$292,856	100.00%	$308,835	100.00%	9.94%
Cash and Federal Funds	10,250	4.85%	18,509	7.75%	22,622	8.13%	16,106	5.50%	7,904	2.56%	-6.29%
Investment securities - AFS	0	0.00%	1,028	0.43%	6,303	2.27%	4,028	1.38%	4,093	1.33%	N.M.
Investment securities - HTM	61,228	28.96%	44,879	18.79%	76,940	27.66%	93,097	31.79%	117,096	37.92%	17.60%
Loans receivable (net)	124,330	58.80%	138,345	57.91%	140,365	50.47%	148,538	50.72%	163,027	52.79%	7.01%
Loans held-for-sale	0	0.00%	9,879	4.14%	16,454	5.92%	12,306	4.20%	0	0.00%	N.M.
Deposits	185,243	87.61%	209,333	87.63%	239,460	86.10%	249,667	85.25%	256,550	83.07%	8.48%
Borrowings	0	0.00%	0	0.00%	6,452	2.32%	6,705	2.29%	10,231	3.31%	N.M
Retained earnings	23,356	11.05%	25,787	10.79%	28,782	10.35%	32,507	11.10%	36,593	11.85%	11.88%
Loans/Deposits		67.12%		66.09%		58.62%		59.49%		63.55%	

Source: Brooklyn Federal's prospectus and audited financial reports.

fiscal 2000, while loans receivable increased at a 7.0% annual pace over the corresponding time frame. This is in part due to the significant reduction in the Bank's residential portfolio due to prepayments and the Bank's decision to sell newly originated residential loans that did not meet its specifications for adding to portfolio.

The Bank's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, increasing at an annual rate of 8.5% since 2000. Borrowings have increased more rapidly, but continue to represent a minor source of funds for Brooklyn Federal.

Annual equity growth equaled 11.9% since the end of fiscal 2000, reflects the benefit of balance sheet restructuring which resulted in growth of higher yielding income producing property loans and balance sheet expansion including growth achieved through a moderate leveraging program. The post-offering equity growth rate is expected to initially fall below historical levels given the increased equity, the initial anticipated low return on the net offering proceeds in the current interest rate environment and the cost of the stock benefit plans and public company reporting. Over the longer term, as the new equity is leveraged through growth, the return on equity is expected to improve.

Loans Receivable. Loans receivable totaled $163.0 million, or 52.8% of total assets, as of September 30, 2004, which reflects moderate growth overall as referenced above. Importantly, growth in the portfolio has been achieved notwithstanding a significant decline in the 1-4 family mortgage loan portfolio, where very high prepayment rates were experienced in the low interest rate environment prevailing since fiscal 2001. In this regard, the proportion of loans to total assets has declined from 58.8% to 52.8% since the end of fiscal 2000, as investment securities (primarily MBS and CMOs) largely made up the difference. Currently, permanent 1-4 family mortgage loans comprise the largest single element of the loan portfolio, equal to 34.8% of total loans. The residential mortgage loan portfolio consists primarily of fixed rate mortgage loans which comprise the substantial majority of residential mortgage loans originated in the Bank's market. The majority of the Bank's 1-4 family residential mortgage loans conform to standards set by either Freddie Mac or Fannie Mae. Most non-conforming residential loans are non-conforming as to the loan amount (i.e., jumbo loans), while otherwise meeting the agency credit criteria. Offsetting shrinkage in the 1-4 family mortgage loan portfolio, commercial and multi-family mortgage loans have increased in recent years to equal 33.3% and 21.7% of total loans, respectively. Such loans are generally secured by apartment buildings, office buildings and other commercial structures and mixed-use buildings. Construction loans represent an additional 10.0% of the loan portfolio. Brooklyn Federal's mortgage lending emphasis is evident when it is considered that more than 99% of the Bank's loan portfolio is secured by mortgage loans while consumer and other non-mortgage loans comprise less than 1% of the loan portfolio.

Cash, Investments and Mortgage-Backed Securities. The intent of the Bank's investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. The ratio of cash and investments to assets has increased since fiscal 2000 as deposit growth outstripped the rate of loan growth and excess funds deployed into investment securities. Investment securities, including MBS and CMOs, equaled $121.2 million, or 39.2% of total assets, as of September 30, 2004, while cash and equivalents totaled $7.9 million, or 2.6% of assets. As of September 30, 2004, the cash and investments portfolio consisted of cash, interest-earning deposits in other financial institutions, securities issued by Fannie Mae or Freddie Mac, and U.S. government agency obligations (see Exhibit I-3 for the investment portfolio composition). Additionally, the Bank maintains permissible equity investments such as FHLB stock. The majority of the Bank's investment securities are classified as held-to-maturity ("HTM"). As of September 30, 2004, the net after-tax unrealized loss in the HTM portfolio was $2.4 million, equal to 0.8% of assets. No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

Funding Structure. Retail deposits have consistently been the substantial portion of balance sheet funding. Since fiscal year-end 1999, deposits have grown at an 8.5% compounded annual rate. Over this time frame, the composition of deposits has remained relatively stable with the largest portion in savings and transaction accounts, which were in a range of 53% to

56%. As of September 30, 2004, certificates of deposit totaled $113.1 million, equal to 44.1% of total deposits while savings and transaction accounts totaled $143.4 million, equal to 55.9% of total deposits. As noted earlier, the Bank has used borrowings to a limited extent, and current borrowings primarily consist of FHLB advances.

Capital. Annual capital growth for the Bank has been moderate to strong since the end of 2000, equal to an annualized rate of 11.9%, in part reflecting the Bank's relatively strong earnings (as evidenced by the Bank's return on assets ("ROA") measures). As of September 30, 2004, the Bank's equity totaled $36.6 million, or 11.8% of total assets. The net unrealized loss on HTM investments, equal to $2.4 million on an after tax basis, was not reflected in the Bank's equity capital was equal to approximately 6.5% of total equity. The Bank maintained capital surpluses relative to its regulatory capital requirements at September 30, 2004, and thus qualified as a "well capitalized" institution. The offering proceeds will serve to further strengthen the Bank's regulatory capital position and support further growth. The equity growth rate is expected to slow for the Bank on a post-offering basis given the pro forma increase in equity, low reinvestment yields currently available and the potential dividend policy.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements for the past five fiscal years ended September 30, 2000 to September 30, 2004. The Bank reported a favorable earnings trend over the period shown, as net income has increased from $2.0 million, equal to 0.98% of average assets for the fiscal year ended September 30, 2000, to $4.1 million, equal to 1.35% of average assets for the fiscal year ended September 30, 2004. The factors leading to Brooklyn Federal's recent earnings growth primarily include three factors: (1) ongoing loan portfolio restructuring to include higher yielding loans; (2) balance sheet growth to leverage the existing infrastructure; and (3) growth of non-interest fee income in connection with growth of commercial account relationships and the sale of commercial and construction loan participations. Additionally, strong asset quality has also been a factor as loan loss provisions have been limited for Brooklyn Federal.

Table 1.2
Brooklyn Federal Savings Bank
Historical Income Statements

	As of the Fiscal Year Ended September 30,									
	2000		2001		2002		2003		2004	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$14,202	6.87%	$ 15,657	6.90%	$15,011	5.87%	$14,714	5.16%	$15,074	4.98%
Interest Expense	(5,981)	-2.89%	(6,882)	-3.03%	(5,476)	-2.14%	(4,509)	-1.58%	(4,052)	-1.34%
Net Interest Income	$8,221	3.98%	$8,775	3.87%	$9,535	3.73%	$10,205	3.58%	$11,022	3.64%
Provision for Loan Losses	0	0.00%	0	0.00%	(150)	-0.06%	(128)	-0.04%	(72)	-0.02%
Net Interest Income after Provisions	$8,221	3.98%	$8,775	3.87%	$9,385	3.67%	$10,077	3.53%	$10,950	3.61%
Other Operating Income	662	0.32%	989	0.44%	1,357	0.53%	1,931	0.68%	2,322	0.77%
Operating Expense	(5,611)	-2.71%	(5,842)	-2.57%	(6,130)	-2.40%	(6,537)	-2.29%	(6,840)	-2.26%
Net Operating Income	$ 3,272	1.58%	$ 3,922	1.73%	$ 4,612	1.80%	$ 5,471	1.92%	$ 6,432	2.12%
Non-Operating Income										
Net Gain(Loss) on Sale of Loans	$ -	0.00%	$ -	0.00%	$ 192	0.08%	$ 274	0.10%	$ 96	0.03%
Net Income Before Tax	$ 3,272	1.58%	$ 3,922	1.73%	$ 4,804	1.88%	$ 5,745	2.01%	$ 6,528	2.15%
Income Taxes	(1,246)	-0.60%	(1,471)	-0.65%	(1,809)	-0.71%	(2,007)	-0.70%	(2,438)	-0.80%
Net Income (Loss) Before Extraord. Items	$ 2,026	0.98%	$ 2,451	1.08%	$ 2,995	1.17%	$ 3,738	1.31%	$ 4,090	1.35%
Estimated Core Net Income										
Net Income	$ 2,026	0.98%	$ 2,451	1.08%	$ 2,995	1.17%	$ 3,738	1.31%	$ 4,090	1.35%
Addback(Deduct): Non-Recurring (Inc)/Exp	-	0.00%	-	0.00%	(192)	-0.08%	(274)	-0.10%	(96)	-0.03%
Tax Effect (1)	-	0.00%	-	0.00%	74	0.03%	106	0.04%	37	0.01%
Estimated Core Net Income	$ 2,026	0.98%	$ 2,451	1.08%	$ 2,877	1.12%	$ 3,570	1.25%	$ 4,031	1.33%
Memo:										
Expense Coverage Ratio (2)	146.52%		150.21%		155.55%		156.11%		161.14%	
Efficiency Ratio (1)	63.17%		59.83%		56.28%		53.86%		51.26%	
Effective Tax Rate	38.08%		37.51%		37.66%		34.93%		37.35%	

(1) Tax effected at a 38.6% rate.
(2) Net interest income divided by operating expenses.
(3) Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).

Source: Brooklyn Federal's prospectus and audited financial statements.

Net Interest Income. The Bank maintained a healthy net interest margin throughout the period shown in Table 1.2, which has been supported by a favorable yield-cost spread. Net interest income reflects a growth trend over the past five years, primarily as a result of restructuring of the loan portfolio to include higher yielding loans as well as to growth in the balance of interest-earning assets, with the most significant portion of the growth realized in the investment portfolio. However, the ratio of net interest income reflects a downward trend as lower yielding investments have increased in proportion to total assets and as a result of refinancing of higher yielding loans in response to the low interest rate environment. Specifically, net interest income increased from $8.2 million in fiscal 2000 to $11.0 million for the fiscal year ended September 30, 2004. However, the ratio of net interest income diminished over the corresponding time frame, from 3.98% of average assets in fiscal 2000, to equal 3.64% in fiscal 2004.

The foregoing trends with regard to the reduction in the ratio of net interest income to average assets are the result of declining interest rate spreads; the dollar amount of net interest income has increased, notwithstanding the declining spreads, as it was more than offset by growth in interest-earning assets. Modest spread compression has been experienced by the Bank as a result of payoffs among the Bank's higher rate loans and the limited ability to reduce deposit costs which are near zero in the current interest rate environment. Specifically, the Bank's interest rate spread decreased from 3.82% in fiscal 2000, to 3.55% in fiscal 2003, before rebounding modestly to 3.67% for fiscal 2004 (see Exhibit I-4). The initial reinvestment of the offering proceeds should increase net interest income; however, the initial reinvestment yields are expected to depress overall asset yields, interest spreads and the interest income ratio.

Loan Loss Provisions. Provisions for loan losses have typically been limited reflecting the Bank's relatively strong asset quality historically and the secured nature of the loan portfolio. The majority of the loan portfolio is secured by real estate collateral in the Bank's local market area, which represents a relatively strong real estate market. Going forward, the Bank will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the Bank's asset classification and loss reserve policies. For fiscal 2004, loan loss provisions totaled $72,000, or 0.02% of average assets, which is below the level for the prior three fiscal years. The level of loan loss provisions reflects relatively strong asset quality and an absence of material chargeoffs for the last five fiscal years. Additionally, while allowances for loan and lease losses as a percentage of loans has increased over the last five fiscal years, the growth has been comparatively modest after considering the increasing proportion of high risk-weight loans in the portfolio.

Non-Interest Income. Non-interest income (i.e., other operating income) has shown an upward trend since fiscal 2000, from $662,000 (0.32% of average assets) to $2.3 million (0.77% of average assets) for the twelve months ended September 30, 2004. The Bank generates non interest income from several sources including deposit fees, normal service fees for banking services, rental income, loan fees from residential lending and loan fees from commercial, multi-family and construction lending. The increase achieved since the end of fiscal 2000 is primarily due to increases in commercial lending and related loan fee income. In this regard, Brooklyn Federal has been very successful at originating commercial real estate and construction loans in selected markets. To maintain its high level of lending, the Bank has been putting together "syndicates" to purchase participation interests in the larger multi-family and commercial mortgage loans as well as construction loans. The participation interests are usually sold immediately upon making to the loan. The effect of this activity is to minimize the Bank's credit exposure to certain borrowers, which has enabled it realize loan fee income immediately upon sale (typically in the range of 1% of the principal balance sold). This revenue source is somewhat volatile compared to deposit or servicing fee income as it is dependent upon future origination volumes and loan sales which can vary considerably with changing interest rate and economic conditions. Additionally, a portion of the increased in non-interest income generated by the Bank over the last several fiscal years has consisted of prepayment penalties charged on commercial mortgage loans which may likely diminish in a rising interest rate environment.

Operating Expenses. The Bank's operating expenses have increased in recent years due to asset growth and increasing emphasis on multi-family and commercial mortgage lending. Specifically, cost increases reflect increased business volumes facilitated by the employment of seasoned commercial mortgage and construction lenders and support staff since the end of fiscal 2000. As a result, since fiscal 2000, operating expenses have increased from $5.6 million, or

2.71% of average assets, to $6.8 million, or 2.26% of average assets, for the most recent twelve months. The operating expense ratio has diminished over this time frame primarily reflecting the impact of wholesale leveraging through the purchase of investments, which increases total assets with minimal impact on operating costs. Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans and the costs related to operating as a public company. Additionally, Brooklyn Federal is targeting to open two additional branches over the next three to five years at as yet, unidentified locations, which will also serve to increase the Bank's operating expenses. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income/Expense. Non-operating income and expenses have had a limited impact on earnings over the last five fiscal years, and have primarily consisted of gains on the sale of fixed rate residential mortgage loans. For the twelve months ended September 30, 2004, non-operating income totaled $96,000.

Taxes. The Bank's average tax rate has fluctuated in a narrow range since fiscal 2000, from 34.93% to 38.08%, and equaled 37.35% for the twelve months ended September 30, 2004. The Bank has established a real estate investment trust ("REIT") subsidiary, which holds real estate secured loans and provides some limited benefits for state income tax purposes.

Efficiency Ratio. The Bank's efficiency ratio has been improving over the last five fiscal years due to improving trends in all key areas of core operations (i.e., net interest income, non-interest income and operating expense). Specifically, the efficiency ratio decreased from 63.2% in fiscal 2000 to 51.3% for fiscal 2004. Importantly, a portion of the improvement is related to growing non-interest fee income generated through commercial mortgage loan participation activity which is dependent upon the Bank's ability to maintain current loan origination and participation volumes. On a post-offering basis, the efficiency ratio may show some slight improvement, although low reinvestment yields may limit the benefit.

Interest Rate Risk Management

The primary aspects of the Bank's interest rate risk management include:

- Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including commercial and construction lending;
- Investing a significant portion of interest-earning assets in short-to-intermediate term MBS and CMOs;
- Promoting transaction accounts and, when appropriate, longer term CDs;
- Maintaining a strong capital level;
- Increasing non-interest income;
- Limiting investment in fixed assets and other non-earnings assets; and
- Potentially selling a portion of the fixed rate residential mortgage loans originated based on risk and profitability considerations; and

The rate shock analysis as of September 30, 2004 (see Exhibit I-5) reflects a modest liability sensitive position with the net portfolio value ("NPV") declining by a 233 basis points pursuant to a positive 200 basis point instantaneous and permanent rate shock, resulting in a post-shock NPV ratio equal to 12.42%. Based on OTS estimates incorporating June 30, 2004 financial data and market rate information, assuming a positive 200 basis point instantaneous and permanent rate shock, the post-shock NPV ratio for all thrifts operating in the OTS Northeast Region equaled 9.41%, which reflects a 251 basis point decline relative to the base scenario. Thus, the volatility of the Bank's NPV ratio is similar, but the post-shock NPV ratio is higher.

The NPV analysis is an indicator of the risk to earnings in a volatile interest rate environment as it incorporates changing assumptions with respect to maturity and repricing of assets and liabilities. The OTS NPV analysis indicates that Brooklyn Federal has a higher NPV ratio and similar interest sensitivity measure (i.e., the change in the post-shock NPV ratio is more comparable) pursuant to a rising interest rate scenario, which is typically the more adverse scenario for a thrift institution. Moreover, the Bank's interest rate risk exposure is projected to be further reduced following the completion of the conversion and reinvestment of the net conversion proceeds into interest-earning assets.

Lending Activities and Strategy

Historically, the Bank's primary emphasis was the origination of 1-4 family residential mortgages. More recently, the Bank shifted its focus to higher yielding lending, including commercial real estate loans, multi-family real estate loans, home equity loans, and construction loans. The Bank's current lending strategy has been developed to take advantage of the Bank's historical strengths in the areas of permanent residential mortgage lending and the relatively favorable long-term business and economic environments prevailing in the Bank's markets for multi-family and commercial mortgage lending as well as construction lending.

The Bank's lending operations consists of two principal segments: (1) residential mortgage lending; and (2) multi-family, commercial and construction in conjunction with the intensified efforts to become a full-service community bank. Details regarding the Bank's loan portfolio composition and characteristics are included in Exhibits I-6, I-7 and I-8. As of September 30, 2004, permanent first mortgage loans secured by residential properties totaled $57.1 million, equal to 34.8% of total loans. Commercial real estate and multi-family together approximated 55.0% of total loans, while construction loans equaled 10.0% of loans. Non-mortgage lending remains modest overall and equals 0.2% of total loans.

Residential Lending. As of September 30, 2004, residential mortgage loans equaled $57.1 million, or 34.8% of total loans. Of this total, fixed rate loans total $51.0 million and adjustable rate residential mortgage loans approximated $6.1 million. The Bank originates both fixed rate and adjustable rate 1-4 family loans. However, owing to market demand, fixed rate loans comprise the bulk of the Bank's residential loan originations. The Bank originates 1-4 family loans up to a loan-to-value ("LTV") ratio of 95%, with private mortgage insurance ("PMI") being required for loans in excess of a 80% LTV ratio. The substantial portion of 1-4 family mortgage loans have been originated by the Bank and are secured by residences in the local market. For interest rate and credit risk purposes, the Bank is selective about which residential loans will be held as portfolio loans, choosing to sell loans with terms that exceed 15 years or with coupons below a certain threshold (currently 5.0%). Loans that do not meet its portfolio standards are sold into the secondary market. The Bank will also originate a wide variety of loan for secondary market buyers that are non-conforming in nature. These loans are not retained by the Bank but are originated to the permanent investors standards and then sold immediately to the investor. The Bank earns fees on this activity, but generates no portfolio loans.

Multi-Family and Commercial Mortgage Lending. Multi-family and commercial mortgage lending has been an area of portfolio diversification for the Bank. The increase in such lending for the Bank has coincided with the hiring of a successful commercial lender in 2001. Such loans are typically secured by properties in New York City and on Long Island and are generally originated by the Bank. As of September 30, 2004, multi-family and commercial mortgage loans equaled $35.7 million (21.7% of loans) and $54.7 million (33.3% of loans). All such loans originated by the Bank are secured by properties in New York, with the majority located in southeastern New York. Multi-family and commercial mortgage loans are typically offered with fixed rates of interest for the first five years of the loan, which are then subject to call provision or rate adjustment. Such loans typically possess terms ranging from 5 to 10 years, with amortization periods up to 30 years, and loan-to-value ratios of up to 75%, and target a debt-coverage ratio of at least 1.2 times. The majority of Brooklyn Federal's multi-family and commercial mortgage loans have prepayment penalties, which are in place over the first several years of the loan. The typical commercial or multi-family loans that the Bank will be seeking to make will have a principal balance in the range of $1 million to $3 million, but may be larger, particularly if the loan is well-collateralized or extended to a very credit-worthy borrower. Multi-family and commercial real estate loans are secured by office buildings, retail and industrial use buildings, apartments and other structures such as strip shopping centers, retail shops and various other properties. Such loans will be typically be collateralized by local properties. The Bank has developed a niche in commercial real estate and multi-family lending, typically generating a greater number and larger balance such loans than can reasonably be held in portfolio. In addition, the Board has established balance sheet limits for the total amount of commercial real estate, multi-family, and construction loans that can be held in portfolio. As a result, the Bank has developed a program of selling participation interests of up to 90% in the originated loans. The "syndicate" of participating lenders is usually identified before the loan closes, then at closing the Bank will immediately participate out the loans, retaining (and recognizing as income) all or a part of the loans fees attributable to the participated interest.

Construction Loans. Like the commercial real estate and multi-family lending program, the Bank has developed a niche in construction lending as well, and construction lending has expanded over the last several years. The Bank has developed an expertise in originating and servicing construction loans involving development of residential properties in selected areas of Brooklyn and surrounding markets. These loans are typically in-market residential and commercial construction loans, with short terms to maturity and with rapid sales upon completion. These loans shorter the average duration of the loan portfolio and increase asset yields. The Bank generally limits such loans to known builders and developers with established relationships with the Bank. The majority of the Bank's construction lending is in New York City and on Long Island. The Board has limited the total balance of funded construction loans to approximately $25 million. Construction loans generally have variable rates of interest and terms of 2 years and LTV ratios up to 75% of the appraised value of the property. The Bank also syndicates its larger construction loans, with many larger institutions serving as the participating banks. Brooklyn Federal recognizes fee income upon the sale of the participating interest in these construction loans.

Non-Mortgage Lending. The Bank's efforts to increase commercial lending have primarily centered around the development of real estate secured relationships, as non-mortgage consumer lending remains limited. As of September 30, 2004, consumer loans totaled only $294,000, equal to 0.2% of total loans.

Loan Originations, Purchases and Sales. Exhibit I-9, which shows the Bank's loan originations/purchases, repayments and sales over the past three fiscal years, highlights the Bank's recent emphasis on multi-family, commercial mortgage and construction lending. In this regard, total loan originations mortgage loans have increased from $62.9 million in fiscal 2002, to $102.5 million in fiscal 2004. The substantial majority of the Bank's recent loan volume has consisted of multi-family, commercial mortgage and construction loans (more than 90% in fiscal 2004). Construction loans have typically been originated through broker relationships while the substantial majority of other mortgage loans originated by the Bank have been originated by the Bank's loan officers. Loan purchases have been relatively limited over the last three fiscal years but loan sales have become more significant, totaling $34.3 million, $61.2 million and $43.1

million in fiscal 2002, 2003, and 2004, respectively. Loan sales have primarily generated through the sale of participation interests in multi-family, commercial and construction loans, reflecting the Bank's syndication program. Such sales have been the principal component of growth in fee income since the end of fiscal 2000.

Asset Quality

The Bank's asset quality has historically been strong and the level of non-performing assets ("NPAs") is low currently. As reflected in Exhibit I-10, the NPA balance was $13,000, which was less than 0.01% of average assets. The ratio of allowances to total loans equaled 0.56% while reserve coverage in relation to NPAs was not meaningful given the low level of NPAs overall (see Exhibit I-11). Importantly, while Brooklyn Federal's asset quality has been strong, high risk-weight loans have increased significantly since fiscal 2000 and thus, have limited seasoning. To track the Bank's asset quality and the adequacy of valuation allowances, the Bank has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. Such reviews are conducted by management on at least a quarterly basis. Additionally, the Bank periodically reviews all major loans and selectively reviews the credit files of newly-originated loans to ensure that its credit standards are being maintained.

Funding Composition and Strategy

Deposits have consistently been the Bank's primary source of funds. As of September 30, 2004, deposits totaled $256.6 million, which reflects 8.5% compounded annual growth since the end of fiscal 2000. Management believes that the Bank's deposit pricing places the Bank within the range of the local competition which it believes necessary to meet current and future growth objectives. Lower costing savings and transaction accounts totaling $143.4 million comprised approximately 56% of the Bank's deposits at September 30, 2004 (see Exhibit I-12). The proportion of savings and transaction accounts reflects a modest increase since fiscal 2002, largely as a result of the low interest rate environment which has led customers to "park" funds in overnight accounts partially as a result of implementation of the community bank strategy. The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of September 30, 2004, CDs with balances equal to or in excess of $100,000 equaled $17.2 million.

As of September 30, 2004, borrowed funds totaled $10.2 million, consisting of FHLB advances. Prior to 2004, the Bank had utilized a limited amount of borrowings in conjunction with a structured leverage program overseen with the advice of a third party financial advisor. The increase in borrowings in 2004 to the current level reflects the need for additional liquidity to fund operating and lending needs. In the future, the Bank may utilize FHLB advances more heavily, primarily in connection with potential leveraging and/or interest rate risk management strategies, particularly if interest rates begin to increase. On a preliminary basis, the Bank has indicated its intention to increase the structured leverage program moderately to a level of approximately $20 million.

Subsidiaries

The Bank has three subsidiaries including 3D Holding Company, BFS REIT, Inc., and TISCO.

> 3D Holding Company was incorporated in New York on December 7, 1993, for the purpose of acquiring, managing, and disposing of real estate owned from Brooklyn Federal Savings Bank. As of September 30, 2004, the subsidiary did not hold any real estate owned. Total assets aggregate $158,000 and consist solely of cash.
>
> BFS REIT, Inc. was incorporated in New York on April 20, 1999. The corporation is a wholly-owned subsidiary created for the purpose of acquiring, holding, and investing in certain real estate-related loans and other assets that constitute permissible investments by Brooklyn Federal Savings Bank. Additionally, BFS REIT helps to reduce the New York income tax associated with these assets. As of September 30, 2004, BFS REIT held 433 loans with an outstanding principal balance of $82.4 million. All loans are performing satisfactorily.
>
> TISCO was incorporated in New York on July 21, 1982, for the purpose of holding BFS Agency, Inc., a company that sells insurance and fixed annuity products from licensed employees in Brooklyn Federal Savings Bank's branches. As of September 30, 2004, total assets aggregated $228,000, of which $225,000 represented the investment in BFS Agency, Inc.

Legal Proceedings

Brooklyn Federal is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA

Introduction

Brooklyn Federal conducts operations out of its headquarters office in downtown Brooklyn, Kings County, New York. The Bank also maintains three branches. One branch is located in the Kings Bay section of Brooklyn, while the remaining two are located in suburban Long Island, including one office in Wantagh (Nassau County) and one office in Islandia (Suffolk County). Brooklyn is part of the New York metropolitan Statistical Area ("MSA"), and Nassau County comprises the western half of the Nassau/Suffolk MSA (Long Island). A community-oriented thrift, the Bank's primary lending and deposit market consists of the five boroughs of New York City and Nassau and Suffolk Counties on Long Island in areas relatively proximate to the branch offices. The Bank does not limit its business solely within this area as business activities (primarily lending) are conducted throughout the New York metropolitan area. A map showing the location of the Bank's offices in the Brooklyn (Kings County), Wantagh (Nassau County), and Islandia (Suffolk County) has been set forth below and details regarding the Bank's office and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

Table 2.1
Brooklyn Federal Savings Bank
Map of Branch Locations


Kings
Nassau
Suffolk
Long Beach
Counties
Kings
Nassau
Suffolk
Pushpins
Main Office
Branches

The New York MSA is the largest money center in the nation. Accordingly, the Bank's competitive environment includes a significant number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence and most of which are larger than the Bank in terms of deposits, loans, scope of operations, and number of branches. These institutions also have greater resources at their disposal than the Bank. At the same time, the economy of the Bank's markets has recovered from the recessionary environment exacerbated by the September 2001 terrorist acts, with the real estate market showing particular strength. Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area.

Market Area Demographics

Demographic trends in the Bank's market are an important indicator of future growth potential. The following sections evaluate several key demographic factors impacting Brooklyn Federal, including trends in population, number of households and income and household income distribution for the primary market areas (see Table 2.2). Examined are figures for the U.S. overall, the State of New York, and the Bank's primary markets: Kings, Nassau and Suffolk Counties. Similar to demographic trends experienced in many of the large urban areas in the Northeast, growth of total population and households in the Bank's more urban markets including Brooklyn and Nassau County have been relatively sluggish over the last decade. Specifically, the data shows that between 2000 and 2004, the population of Kings and Nassau Counties increased at a 0.3% annual pace, with sluggish growth is projected to continue in these markets through 2009. At the same time, growth trends for Suffolk County are comparatively favorable, reflecting the comparatively affordable housing and availability of land for development. In this regard, Suffolk County's population increased at a 1.1% annual pace between 2000 and 2004, which is equivalent to the national average.

Table 2.2
Brooklyn Federal Savings Bank
Summary Demographic Data

	Year			Growth Rate	
	2000	2004	2009	2000-2004	2004-2009
Population (000)					
United States	281,422	292,937	307,116	1.0%	0.9%
New York	18,976	19,234	19,530	0.3%	0.3%
Kings County	2,465	2,497	2,533	0.3%	0.3%
Nassau County	1,335	1,350	1,367	0.3%	0.3%
Suffolk County	1,419	1,481	1,555	1.1%	1.0%
Households (000)					
United States	105,480	109,949	115,474	1.0%	1.0%
New York	7,057	7,160	7,280	0.4%	0.3%
Kings County	881	890	901	0.3%	0.2%
Nassau County	447	453	458	0.3%	0.3%
Suffolk County	469	493	522	1.2%	1.1%
Median Household Income ($)					
United States	$42,729	$46,475	$51,597	2.1%	2.1%
New York	$44,138	$47,686	$52,974	2.0%	2.1%
Kings County	$32,638	$34,330	$38,254	1.3%	2.2%
Nassau County	$72,414	$79,831	$89,464	2.5%	2.3%
Suffolk County	$65,827	$71,855	$80,406	2.2%	2.3%
Per Capita Income ($)					
United States	$21,587	$24,092	$27,309	2.8%	2.5%
New York	$23,389	$25,833	$29,092	2.5%	2.4%
Kings County	$16,775	$18,150	$20,063	2.0%	2.0%
Nassau County	$32,151	$35,776	$40,264	2.7%	2.4%
Suffolk County	$26,577	$30,007	$34,164	3.1%	2.6%

2004 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 +
United States	26.0%	28.0%	46.0%
New York	27.0%	25.0%	48.0%
Kings County	39.0%	26.0%	36.0%
Nassau County	13.0%	17.0%	70.0%
Suffolk County	14.0%	19.0%	67.0%

Source: Claritas.

The moderate population and household growth in Brooklyn and Nassau County represents a continuation of long term trends prompted by many forces, including the already dense population and high cost of living in the New York metropolitan area. Household growth trends closely paralleled population growth trends in the markets served by Brooklyn Federal and 2000 and 2004. Although the population and number of households experienced relatively little growth between 2000 and 2004 and are forecasted to continue to record limited growth through 2000, it is believed such factors are mitigated in part by the huge overall size of the market (Brooklyn as well as Nassau and Suffolk Counties have in excess of 5.3 million residents) which provides ample lending opportunities and a huge pool of available deposit funds. Additionally, income levels and the purchasing power of individuals within the Nassau and Suffolk County markets ranks among the highest in the country.

Median household and per capita income levels in the primary market area reflect the distinct socioeconomic markets served by the Bank. Brooklyn Federal serves a broad market spectrum of the population ranging from relatively affluent white collar professionals in suburban Nassau and Suffolk County to a generally more blue collar customer base in more urban and more densely populated markets in New York City. For example, in 2004 Nassau and Suffolk Counties recorded median household income of $79,831 and $71,855, respectively, which rank among the highest in the U.S.

At the same time, approximately 60% of the Bank's deposits are in the Brooklyn branches where income levels are much lower (i.e., below both the state and national averages). In this regard, Brooklyn is home to a broad socioeconomic spectrum of citizens with a wide range of income levels, and a significant portion of the Kings County population is employed in relatively low wage blue collar jobs. Brooklyn is also home to a significant immigrant population, many of whom are at the lower end of the income scale. These demographic characteristics are also true in the areas surrounding the branch in Brooklyn.

Local Economic Trends

Based on reports prepared by the Federal Reserve Bank of New York, the New York economy has recently reflected a firmer tone in recent months, though a few areas remain sluggish. In this regard, cost pressures persist, but prices of final goods and services, aside from energy, remain stable. Labor markets have continued to improve, on balance. Manufacturers indicate that activity remains on a moderate upward trajectory, and most contacts remain optimistic about the outlook for early 2005. In contrast, retailers report that sales were below plan in October, though a few note signs of a pickup in early November.

Commercial real estate markets reflect a softening trend, but housing markets remain robust. In New York City, tourism has shown signs of strengthening in recent weeks, reportedly buoyed by a pickup in both international and business travelers. Securities industry activity has picked up noticeably while banks report a slight slowing in loan demand, unchanged credit standards and little change in delinquency rates.

Consumer Spending. Retail sales remained sluggish in October, with contacts reporting that same-store sales were little changed from a year earlier--changes ranged from a 4 percent drop to a 3 percent gain. While most retailers report continued soft demand in early November, a few note that sales have picked up. In general, retailers indicate that sales of premium merchandise have been noticeably stronger than sales of lower priced lines; a number of retailers attribute this to lower-income households being disproportionately constrained by high energy prices. Also, unseasonably mild weather in recent weeks has held down sales of cold-weather merchandise. Despite the sluggish sales, most retailers report that inventories are generally in good shape. Retailers note that both prices and merchandise costs remain steady; looking ahead to 2005, apparel costs are expected to decline, as a result of the lifting of trade quotas on January 1, but prices of major appliances are expected to rise, reflecting the steep rise in the cost of steel. Most retailers are hiring about the same number of holiday season workers as last year, though two major chains plan to increase staffing from 2003 levels.

Construction and Real Estate. Housing sector strength continues to persist as evidenced by strong demand and appreciating prices. Office markets have slackened somewhat since the last report. Manhattan's office market was steady to slightly softer in October, as brisk leasing activity was more than offset by an increased flow of available space onto the market.

Other Business Activity. Many employers are reporting increased difficulty in finding qualified workers, along with continued moderate improvement in hiring activity, again led by the financial and legal industries, where current staffing levels are described as lean. The securities industry has seen a pickup in business in the fourth quarter: increased flows into equity funds, as well as a pickup in new stock issuance and especially mergers and acquisitions; this has more than offset weakness in bond issuance. Wall Street firms are reported to be increasing staff, but little year-over-year increase is expected in bonuses, which are typically paid in January.

Manufacturers indicate steady, moderate growth in business activity, and continue to express optimism about the outlook for the first half of 2005. The greatest concern expressed by manufacturers is increased competition from overseas; a few manufacturers also indicate that customers have recently been taking longer to pay their accounts. Among businesses more generally, rising energy prices appear to be the top concern. Purchasing managers in the New York and Long Island areas similarly report moderate improvement in activity, and fairly widespread increases in commodity prices.

Financial Developments. Small to medium-sized banks in the New York Federal Reserve District report somewhat reduced demand for loans. Declines in residential mortgages and consumer loans were more pronounced than is typical at this time of year. Demand for commercial credit was relatively stable, across both the commercial real estate and commercial and industrial categories. Decreased refinancing activity was reported by two-thirds of bankers, with fewer than 10 percent of respondents reporting increases. Bankers report no change in credit standards. Both lending and deposit rates rose across the board. Finally, bankers indicate virtually no change in delinquency rates across all loan categories.

Local Economy

The greater New York metropolitan area has a significant economic base, which is diversified among a broad base of industry sectors. New York City is home to a significant number of national and international corporations, Fortune 500 companies, along with many mid-sized and smaller companies with no specific concentration in one industry. As is typical of large urban centers, the services industry is the fastest growing and largest employment sector in Kings County. As shown in Table 2.3, the State of New York and the Bank's markets (Kings, Nassau and Suffolk Counties) reported the largest proportion of employment in services. However, the Bank's market in Brooklyn shows some significant differences thereafter as the financial sector plays a more important role in New York City as compared to the nearby suburban areas including Nassau and Suffolk Counties. Moreover, the wholesale and retail trade sectors provide a far greater level of employment in Nassau and Suffolk County as compared to heavily urbanized New York City.

Table 2.3
Brooklyn Federal Savings Bank
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sectors	New York	Kings	Nassau	Suffolk
Agriculture	0.7%	0.0%	0.8%	1.5%
Mining	0.1	0.0	0.1	0.0
Construction	4.3	5.8	4.5	6.6
Manufacturing	8.7	7.2	5.4	10.1
Transportation/Public Util.	5.0	6.9	4.5	4.4
Wholesale/Ret. Trade	18.8	5.4	23.2	21.8
Finance, Ins., Real Estate	10.4	20.6	12.5	8.2
Services	37.7	47.7	38.0	33.2
Government	14.3	6.4	11.0	14.1
	100.0%	100.0%	100.0%	100.0%

Source: REIS DataSource.

Comparative unemployment rates for Kings, Nassau and Suffolk Counties, as well as for the U.S. and New York, are shown in Table 2.4. Kings County's unemployment rate was notably higher than the comparable U.S. and New York measures as of October 2004, which tends to be a characteristic of the inner city markets of most major metropolitan areas. At the same time, the Kings County unemployment rate reflects improvement from one year ago. The unemployment rate in Nassau and Suffolk Counties is comparatively favorable, and is below both the state and national averages. Moreover, unemployment levels in these jurisdictions reflect an improving trend over the last 12 months.

Table 2.4
Brooklyn Federal Savings Bank
Market Area Unemployment Trends

Region	October 2003 Unemployment	October 2004 Unemployment
United States	6.0%	5.5%
New York	6.2	5.0
Kings County	9.3	6.8
Nassau	3.9	3.5
Suffolk	4.2	3.9

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

Competition among financial institutions in the Bank's market area is significant, and, as larger institutions compete for market share to achieve economies of scale, the market environment for the Bank's products and services is expected to remain highly competitive in the future. Among the Bank's competitors are much larger and more diversified institutions, which have greater resources than maintained by Brooklyn Federal. Financial institution competitors in the Bank's primary market area include other locally based thrifts and banks, as well as regional, superregional and money center banks. From a competitive standpoint, Brooklyn Federal has sought to emphasize its community orientation in the markets served by its branches.

Table 2.5 displays deposit trends for thrift and commercial bank branches maintained in the Kings, Nassau and Suffolk County markets served by Brooklyn Federal from 2002 to 2004. The data indicates that deposit growth in the suburban areas is comparatively favorable relative to Brooklyn, as reflected in compounded annual growth rates in excess of 9% as compared to the 5% growth rate recorded for the Brooklyn market. Savings institutions hold a comparatively greater share of the deposit market in Brooklyn with 38% of deposits versus slightly more than 30% in Nassau County and less than 25% in Suffolk County.

The Bank maintains a relatively small market share (i.e., less than 1%) in each of the markets where it operates. Moreover, the deposit detail reflects that the Bank's largest competitors include some of the largest regional and superregional competitors.

Table 2.5
Brooklyn Federal Savings Bank
Kings County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	56	$5,069,088	$6,079,821	18.39%	19.78%	9.52%
Citigroup Inc.	Citibank NA	New York	NY	Bank	29	$3,155,562	$3,446,767	11.45%	11.21%	4.51%
HSBC Holdings plc	HSBC Bank USA NA	Wilmington	DE	Bank	33	$3,421,363	$3,390,327	12.42%	11.03%	-0.45%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	26	$2,971,302	$3,114,225	10.78%	10.13%	2.38%
Popular Inc.	Banco Popular North Amer	New York	NY	Bank	10	$797,706	$811,032	2.89%	2.64%	0.83%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	9	$460,020	$468,517	1.67%	1.52%	0.92%
Bank Hapoalim B.M.	Signature Bank	New York	NY	Bank	2	$206,316	$373,109	0.75%	1.21%	34.48%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	7	$0	$317,071	0.00%	1.03%	N.M.
Berkshire Bancorp Inc.	Berkshire Bank	New York	NY	Bank	3	$142,832	$236,403	0.52%	0.77%	28.65%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	3	$213,995	$167,488	0.78%	0.54%	-11.53%
National Bank of Greece SA	Atlantic Bank of New York	New York	NY	Bank	2	$182,204	$163,562	0.66%	0.53%	-5.25%
Piraeus Bank	Marathon NB of New York	Astoria	NY	Bank	3	$78,640	$119,426	0.29%	0.39%	23.23%
Community Capital Bank	Community Capital Bank	Brooklyn	NY	Bank	2	$76,759	$118,647	0.28%	0.39%	24.33%
First American Intl Bank	First American Intl Bank	Brooklyn	NY	Bank	2	$40,932	$66,803	0.15%	0.22%	27.75%
Chinatrust Financial Hldg Co	Chinatrust Bank USA	Torrance	CA	Bank	1	$39,345	$39,650	0.14%	0.13%	0.39%
City National Bancshares Corp.	City NB of New Jersey	Newark	NJ	Bank	2	$14,027	$37,383	0.05%	0.12%	63.25%
Cathay General Bancorp Inc.	Cathay Bank	Los Angeles	CA	Bank	1	$453	$19,940	0.00%	0.06%	563.46%
Great Eastern Bank	Great Eastern Bank	New York	NY	Bank	1	$0	$14,598	0.00%	0.05%	N.M.
Long Island Financial Corp.	Long Island Commercial Bank	Islandia	NY	Bank	1	$0	$13,493	0.00%	0.04%	N.M.
Bank of New York Co.	Bank of New York	New York	NY	Bank	1	$3,162	$11,757	0.01%	0.04%	92.83%
UCBH Holdings Inc.	United Commercial Bank	San Francisco	CA	Bank	1	$12,762	$9,265	0.05%	0.03%	-14.80%
TOTAL BANKS					**195**	**$16,886,468**	**$19,019,284**	**61.28%**	**61.86%**	**6.13%**
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	24	$3,374,318	$3,672,615	12.24%	11.95%	4.33%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	24	$2,361,400	$2,668,494	8.57%	8.68%	6.30%
Astoria Financial Corp.	Astoria FS&LA	Long Island City	NY	Thrift	12	$1,522,802	$1,561,741	5.53%	5.08%	1.27%
Apple Bank for Savings	Apple Bank for Savings	Scarsdale	NY	SB	14	$894,201	$1,019,974	3.24%	3.32%	6.80%
Dime Community Bancshares Inc.	Dime SB of Williamsburg	Brooklyn	NY	Thrift	8	$615,533	$799,433	2.23%	2.60%	13.96%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	10	$596,477	$584,785	2.16%	1.90%	-0.98%
Emigrant Bancorp Inc.	Emigrant Savings Bank	New York	NY	SB	3	$413,396	$392,628	1.50%	1.28%	-2.54%
Ridgewood Savings Bank	Ridgewood Savings Bank	Ridgewood	NY	SB	4	$139,017	$191,494	0.50%	0.62%	17.37%
Brooklyn Fed Svgs Bk	Brooklyn Fed Svgs Bk	Brooklyn	NY	Thrift	2	$149,671	$158,314	0.54%	0.52%	2.85%
Carver Bancorp Inc.	Carver FSB	New York	NY	Thrift	3	$130,498	$138,237	0.47%	0.45%	2.92%
Flatbush Fed Bncp Inc.(MHC)	Flatbush FS&LA	Brooklyn	NY	Thrift	3	$118,463	$124,175	0.43%	0.40%	2.38%
Atlantic Liberty Financial	Atlantic Liberty Savings FA	Brooklyn	NY	Thrift	2	$111,429	$114,226	0.40%	0.37%	1.25%
Cross County FSB	Cross County FSB	Middle Village	NY	Thrift	2	$55,409	$67,077	0.20%	0.22%	10.03%
Flushing Financial Corp.	Flushing SB FSB	Flushing	NY	Thrift	1	$41,790	$58,276	0.15%	0.19%	18.09%
Atlas S&LA	Atlas S&LA	Brooklyn	NY	Thrift	1	$50,140	$49,384	0.18%	0.16%	-0.76%
Abacus FSB	Abacus FSB	New York	NY	Thrift	1	$51,790	$36,223	0.19%	0.12%	-16.37%
Ponce De Leon Federal Bank	Ponce De Leon Federal Bank	Bronx	NY	Thrift	1	$21,992	$34,287	0.08%	0.11%	24.86%
Fourth FSB	Fourth FSB	New York	NY	Thrift	1	$23,423	$25,454	0.08%	0.08%	4.25%
Doral Financial Corp.	Doral Bank FSB	New York	NY	Thrift	1	$0	$23,543	0.00%	0.08%	N.M.
TOTAL SAVINGS INSTITUTIONS					**117**	**$10,671,749**	**$11,720,360**	**38.69%**	**38.13%**	**4.80%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**312**	**$27,558,217**	**$30,739,644**	**99.97%**	**99.99%**	**5.61%**
NEW YORK					**5,673**	**$516,018,453**	**$637,592,451**	**99.95%**	**100.02%**	**11.16%**
BANKS					**4,496**	**$440,656,324**	**$553,590,044**	**85.33%**	**86.82%**	**12.08%**
SAVINGS INSTITUTIONS					**1,177**	**$75,362,129**	**$84,002,407**	**14.62%**	**13.20%**	**5.58%**

Source: SNL Securities.

Table 2.5 (continued)
Brooklyn Federal Savings Bank
Nassau County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	68	$5,981,203	$8,043,428	15.44%	17.35%	15.96%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	58	$5,093,540	$6,856,066	13.15%	14.79%	16.02%
Citigroup Inc.	Citibank NA	New York	NY	Bank	73	$6,473,583	$6,138,325	16.72%	13.24%	-2.62%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	69	$3,365,820	$3,758,889	8.69%	8.11%	5.68%
HSBC Holdings plc	HSBC Bank USA NA	Wilmington	DE	Bank	24	$1,686,385	$1,838,053	4.35%	3.96%	4.40%
Bank of New York Co.	Bank of New York	New York	NY	Bank	51	$1,648,872	$1,833,024	4.26%	3.95%	5.44%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	13	$14,707	$1,034,595	0.04%	2.23%	738.73%
State Bancorp Inc.	State Bank of Long Island	New Hyde Park	NY	Bank	8	$598,355	$716,366	1.54%	1.55%	9.42%
First of Long Island Corp.	First Natl Bk of Long Island	Huntington	NY	Bank	15	$493,769	$572,876	1.27%	1.24%	7.71%
Bank Hapoalim B.M.	Signature Bank	New York	NY	Bank	2	$14,344	$330,534	0.04%	0.71%	380.04%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	3	$341,750	$313,068	0.88%	0.68%	-4.29%
Sterling Bancorp	Sterling National Bank	New York	NY	Bank	1	$34,501	$106,494	0.09%	0.23%	75.69%
Charles Schwab Corp.	U.S. Trust Co. of New York	New York	NY	Bank	2	$25,323	$65,516	0.07%	0.14%	60.85%
American Community Bank	American Community Bank	Glen Cove	NY	Bank	1	$33,149	$50,219	0.09%	0.11%	23.08%
Long Island Financial Corp.	Long Island Commercial Bank	Islandia	NY	Bank	2	$34,778	$43,960	0.09%	0.09%	12.43%
National Bank of Greece SA	Atlantic Bank of New York	New York	NY	Bank	1	$34,708	$37,615	0.09%	0.08%	4.10%
City National Bancshares Corp.	City NB of New Jersey	Newark	NJ	Bank	2	$16,796	$24,489	0.04%	0.05%	20.75%
Banco Comercial Portugues SA	BCPBank NA	Newark	NJ	Bank	1	$0	$7,390	0.00%	0.02%	N.M.
TOTAL BANKS					**394**	**$25,891,583**	**$31,770,907**	**66.85%**	**68.53%**	**10.77%**
Astoria Financial Corp.	Astoria FS&LA	Long Island City	NY	Thrift	33	$3,825,409	$4,355,569	9.88%	9.39%	6.70%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	40	$3,535,518	$3,509,048	9.13%	7.57%	-0.38%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	33	$2,393,587	$3,252,295	6.18%	7.01%	16.57%
Ridgewood Savings Bank	Ridgewood Savings Bank	Ridgewood	NY	SB	6	$737,575	$856,385	1.90%	1.85%	7.75%
Dime Community Bancshares Inc.	Dime SB of Williamsburg	Brooklyn	NY	Thrift	5	$400,214	$609,263	1.03%	1.31%	23.38%
Apple Bank for Savings	Apple Bank for Savings	Scarsdale	NY	SB	7	$652,308	$604,565	1.68%	1.30%	-3.73%
Emigrant Bancorp Inc.	Emigrant Savings Bank	New York	NY	SB	7	$560,602	$518,290	1.45%	1.12%	-3.85%
Flushing Financial Corp.	Flushing SB FSB	Flushing	NY	Thrift	2	$261,234	$337,480	0.67%	0.73%	13.66%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	4	$293,373	$270,389	0.76%	0.58%	-4.00%
Maspeth FS&LA	Maspeth FS&LA	Maspeth	NY	Thrift	1	$110,576	$112,791	0.29%	0.24%	1.00%
Brooklyn Fed Svgs Bk	Brooklyn Fed Svgs Bk	Brooklyn	NY	Thrift	1	$66,892	$87,848	0.17%	0.19%	14.60%
Golden West Financial	World SB FSB	Oakland	CA	Thrift	1	$0	$80,409	0.00%	0.17%	N.M.
TOTAL SAVINGS INSTITUTIONS					**140**	**$12,837,288**	**$14,594,332**	**33.14%**	**31.46%**	**6.62%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**534**	**$38,728,871**	**$46,365,239**	**99.99%**	**99.99%**	**9.42%**
NEW YORK					**5,673**	**$516,018,453**	**$637,592,451**	**99.95%**	**100.02%**	**11.16%**
BANKS					**4,496**	**$440,656,324**	**$553,590,044**	**85.33%**	**86.82%**	**12.08%**
SAVINGS INSTITUTIONS					**1,177**	**$75,362,129**	**$84,002,407**	**14.62%**	**13.20%**	**5.58%**

Source: SNL Securities.

Table 2.5 (continued)
Brooklyn Federal Savings Bank
Suffolk County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	82	$4,722,810	$5,811,706	19.09%	19.96%	10.93%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	58	$4,176,701	$5,035,394	16.89%	17.29%	9.80%
Citigroup Inc.	Citibank NA	New York	NY	Bank	34	$2,427,811	$2,241,519	9.82%	7.70%	-3.91%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	52	$1,754,610	$2,050,430	7.09%	7.04%	8.10%
Bank of New York Co.	Bank of New York	New York	NY	Bank	50	$1,566,587	$1,568,667	6.33%	5.39%	0.07%
HSBC Holdings plc	HSBC Bank USA NA	Wilmington	DE	Bank	26	$1,330,897	$1,464,148	5.38%	5.03%	4.89%
Suffolk Bancorp	Suffolk County National Bank	Riverhead	NY	Bank	27	$1,135,436	$1,309,637	4.59%	4.50%	7.40%
Smithtown Bancorp Inc.	Bank of Smithtown	Smithtown	NY	Bank	11	$349,373	$537,124	1.41%	1.84%	23.99%
Bridge Bancorp Inc.	Bridgehampton National Bank	Bridgehampton	NY	Bank	11	$400,261	$509,250	1.62%	1.75%	12.80%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	6	$7,425	$387,663	0.03%	1.33%	622.57%
Long Island Financial Corp.	Long Island Commercial Bank	Islandia	NY	Bank	9	$297,638	$313,369	1.20%	1.08%	2.61%
State Bancorp Inc.	State Bank of Long Island	New Hyde Park	NY	Bank	5	$334,421	$296,843	1.35%	1.02%	-5.79%
First of Long Island Corp.	First Natl Bk of Long Island	Huntington	NY	Bank	7	$182,187	$229,368	0.74%	0.79%	12.20%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	5	$23,979	$108,732	0.10%	0.37%	112.94%
Hamptons State Bank	Hamptons State Bank	Southampton	NY	Bank	1	$24,631	$49,208	0.10%	0.17%	41.34%
Bank Hapoalim B.M.	Signature Bank	New York	NY	Bank	1	$0	$13,403	0.00%	0.05%	N.M.
TOTAL BANKS					**385**	**$18,734,767**	**$21,926,461**	**75.74%**	**75.31%**	**8.18%**
Astoria Financial Corp.	Astoria FS&LA	Long Island City	NY	Thrift	27	$2,357,623	$2,617,988	9.53%	8.99%	5.38%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	36	$1,562,612	$2,431,746	6.32%	8.35%	24.75%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	27	$1,096,497	$1,191,790	4.43%	4.09%	4.25%
Apple Bank for Savings	Apple Bank for Savings	Scarsdale	NY	SB	10	$764,174	$668,067	3.09%	2.29%	-6.50%
Ridgewood Savings Bank	Ridgewood Savings Bank	Ridgewood	NY	SB	2	$94,427	$131,395	0.38%	0.45%	17.96%
Emigrant Bancorp Inc.	Emigrant Savings Bank	New York	NY	SB	1	$91,293	$81,544	0.37%	0.28%	-5.49%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	1	$16,180	$52,059	0.07%	0.18%	79.37%
Brooklyn Fed Svgs Bk	Brooklyn Fed Svgs Bk	Brooklyn	NY	Thrift	1	$17,478	$21,250	0.07%	0.07%	10.26%
TOTAL SAVINGS INSTITUTIONS					**105**	**$6,000,284**	**$7,195,839**	**24.26%**	**24.70%**	**9.51%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**490**	**$24,735,051**	**$29,122,300**	**100.00%**	**100.01%**	**8.51%**
NEW YORK					**5,673**	**$516,018,453**	**$637,592,451**	**99.95%**	**100.02%**	**11.16%**
BANKS					**4,496**	**$440,656,324**	**$553,590,044**	**85.33%**	**86.82%**	**12.08%**
SAVINGS INSTITUTIONS					**1,177**	**$75,362,129**	**$84,002,407**	**14.62%**	**13.20%**	**5.58%**

Source: SNL Securities.

Deposit growth trends for Brooklyn Federal paralleled growth trends for the broader market as the strongest growth rates were achieved in the Bank's suburban markets where as deposit growth in Brooklyn is nominal. In this regard, the Bank's growth in the Brooklyn market was slightly less than 3% whereas annualized deposit growth in Nassau and Suffolk Counties equaled 14.6% and 10.3%, respectively.

The offering proceeds will enhance the Bank's competitiveness by providing increased operating flexibility and ability to grow and leverage. Given the limited growth the Bank has achieved in Brooklyn in recent years, the Bank expects the majority of its future growth to be realized in Nassau and Suffolk Counties.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Brooklyn Federal's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Brooklyn Federal is provided by these public companies. Factors affecting the Bank's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Brooklyn Federal and the Peer Group, will then be used as a basis for the valuation of Brooklyn Federal's to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 22 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Brooklyn Federal's valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Bank's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

<u>Basis of Comparison</u>

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Bank. The differences between the Peer Group's reported financial data and the financial data of Brooklyn Federal are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Brooklyn Federal's Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded New York-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Brooklyn Federal. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Bank, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size and have been in publicly traded form for at least a year. The asset sizes of the Peer Group companies ranged from $98 million to $6.2 billion. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 203 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Brooklyn Federal and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Brooklyn Federal and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Brooklyn Federal, we believe such companies form a good basis for the valuation of Brooklyn Federal, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (11.91% of assets versus 10.77% for the all public average), generate lower earnings on a return on average assets basis (0.67% ROAA versus 0.78% for the all public average), and generate a lower return on equity (5.92% ROE versus 8.26% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

	All Publicly-Traded	***Peer Group Reported Basis***	***Fully Converted Basis (Pro Forma)***
Financial Characteristics (Averages)			
Assets ($Mil)	$2,537	$1,059	$1,220
Equity/Assets (%)	10.77%	11.91%	23.00%
Return on Assets (%)	0.78	0.67	0.72
Return on Equity (%)	8.26	5.92	3.29
Pricing Ratios (Averages)(1)			
Price/Earnings (x)	18.48x	34.62x	28.66x
Price/Book (%)	165.13%	227.23%	100.56%
Price/Assets (%)	17.72	27.97	23.08

(1) Based on market prices as of December 3, 2004.

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Table 3.1
Peer Group of Publicly-Traded Thrifts
December 16, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
NWSB	Northwest Bcrp MHC of PA(41.4)	NASDAQ	PA,NY,OH,MD	Thrift	6,225	146	06-30	11/94	25.92	1,279
CHFN	Charter Fincl MHC of GA (18.4)	NASDAQ	SW GA, East. AL	Thrift	1,068 J	8	09-30	10/01	41.00	806
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	794	10	12-31	12/01	25.56	255
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Northeast MD	Thrift	750 J	16	09-30	07/98	17.27	102
ONFC	Oneida Fincl MHC of NY (42.4)	NASDAQ	Central NY	Thrift	427	9	12-31	12/98	12.34	92
ALLB	Alliance Bank MHC of PA (20.0)	NASDAQ	Southeastern PA	Thrift	382	8	12-31	03/95	30.50	105
PBHC	Pathfinder BC MHC of NY (35.3) (3)	NASDAQ	Central NY	Thrift	303	6	12-31	11/95	17.99	44
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Southeast NY	Thrift	285	6	06-30	12/98	31.16	64
JXSB	Jcksnville Bcp MHC of IL(46.8)	NASDAQ	Central IL	Thrift	260	8	12-31	04/95	17.90	35
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98 J	2	09-30	03/99	16.50	38

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 12/16/04

The following sections present a comparison of Brooklyn Federal's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Brooklyn Federal and the Peer Group. Brooklyn Federal's and the Peer Group's ratios reflect balances as of September 30, 2004, unless otherwise indicated for the Peer Group companies. Brooklyn Federal's net worth base of 11.9% approximated the Peer Group's average net worth ratio. Moreover, the Bank's pro forma capital position will increase with the addition of stock proceeds and will be comparable to the Peer Group's ratio following the stock offering. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 11.9% and 11.0%, respectively, as all of the Bank's equity consisted of tangible equity while goodwill and intangibles maintained by the Peer Group equaled 0.9% of assets. The increase in Brooklyn Federal's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will also moderate its return on equity, given the low reinvestment yields currently available. Both the Bank's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios approximating the Bank's ratios. On a pro forma basis, the Bank's regulatory capital ratios will exceed the Peer Group average.

The interest-earning asset compositions for the Bank and the Peer Group were similar, with loans constituting the bulk of interest-earning assets for both Brooklyn Federal and the Peer Group. The Bank's loans-to-assets ratio of 52.8% was less than the comparable Peer Group ratio of 53.5%. Comparatively, the Bank's cash and investments-to-assets ratio of 44.1% slightly exceeded the comparable ratio for the Peer Group of 41.0%, as the Bank's higher ratio of mortgage-backed and other investment securities more than offset the Peer Group's higher ratio of cash and cash equivalents. Brooklyn Federal holds the substantial majority of investment securities classified as HTM, whereas the Peer Group companies hold a greater proportion of

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Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Brooklyn Federal Savings Bank																				
September 30, 2004	2.6	41.5	52.8	83.1	3.3	0.0	11.9	0.0	11.9	0.0	5.46	10.33	1.36	2.76	52.59	12.57	12.57	11.38	11.38	22.07
All Public Companies	4.1	23.5	67.6	66.2	21.0	0.7	10.6	0.9	9.7	0.0	13.49	4.06	15.15	8.93	17.49	4.13	3.33	9.48	9.41	16.66
State of NY	4.1	29.8	59.8	67.9	18.6	0.9	11.3	2.2	9.1	0.0	22.65	13.53	13.28	16.54	10.12	2.17	4.63	9.30	9.09	17.03
Comparable Group Average	4.2	36.8	53.5	72.3	13.1	0.6	11.9	0.9	11.0	0.0	4.78	1.29	6.66	3.83	8.52	3.58	4.39	11.10	10.34	18.69
Mid-Atlantic Companies	4.6	30.8	58.6	76.0	11.9	0.9	10.3	1.1	9.2	0.0	6.82	2.64	7.74	5.99	0.22	3.23	4.14	10.62	10.37	18.09
Other Comparative Companies	3.3	51.0	41.5	63.8	16.0	0.0	15.7	0.6	15.1	0.0	0.01	-1.85	4.14	-1.21	25.11	4.39	4.99	8.04	10.30	13.87
Comparable Group																				
Mid-Atlantic Companies																				
ALLB Alliance Bank MHC of PA (20.0)	6.9	33.3	54.1	75.1	14.8	0.0	9.4	0.0	9.4	0.0	1.36	-0.84	2.83	3.40	-8.26	2.89	2.89	NM	9.40	16.98
BCSB BCSB Bankcorp MHC of MD (36.4)(1)	2.2	44.5	48.9	77.6	13.2	3.1	5.4	0.4	5.0	0.0	17.23	40.36	-1.96	6.31	NM	-12.42	-13.07	7.21	7.21	15.24
GOV Gouverneur Bcp MHC of NY(42.5)(1)	2.9	15.1	75.9	61.7	18.4	0.0	18.2	0.0	18.2	0.0	10.36	-34.53	24.94	6.31	47.54	1.66	1.66	17.70	17.70	32.02
GCBC Green Co Bcrp MHC of NY (43.9)	6.4	37.0	53.9	86.0	2.6	0.0	10.9	0.0	10.9	0.0	9.73	3.88	14.45	10.71	-6.25	7.22	7.22	9.24	9.24	19.93
NWSB Northwest Bcrp MHC of PA(41.4)	5.1	22.8	65.9	81.8	7.3	1.6	8.8	2.4	6.3	0.0	3.11	-16.60	14.09	4.54	-15.10	14.52	20.12	NM	NM	15.41
ONFC Oneida Fincl MHC of NY (42.4)	3.0	37.4	49.9	71.7	15.3	0.0	12.1	3.1	9.0	0.0	0.56	-4.54	4.70	-0.94	2.45	6.01	5.30	8.31	8.31	14.26
PBHC Pathfinder BC MHC of NY (35.3)	5.4	25.3	61.8	78.1	11.7	1.7	7.2	1.5	5.8	0.0	5.41	30.75	-4.87	11.62	-19.07	2.71	4.82	NM	NM	12.77
Mid-West Companies																				
JXSB Jcksnville Bcp MHC of IL(46.8)	2.8	43.1	48.2	87.0	3.6	0.0	8.0	1.2	6.8	0.0	-2.61	1.91	-6.28	-3.05	-5.05	4.29	5.56	NM	6.76	13.77
New England Companies																				
WFD Westfield Finl MHC of MA(46.5)	5.1	43.3	47.1	76.9	7.7	0.0	14.7	0.0	14.7	0.0	-2.69	-11.51	8.12	-6.51	80.01	-6.10	-6.10	14.67	14.67	27.85
South-East Companies																				
CHFN Charter Fincl MHC of GA (18.4)(1)	2.0	66.6	29.3	27.4	36.8	0.0	24.4	0.6	23.9	0.0	5.35	4.03	10.58	5.93	0.37	14.98	15.51	9.46	9.46	NM

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

their investments in available for sale ("AFS") status. Thus, whereas the Peer Group companies have reflected any market value losses in their equity pursuant to SFAS No. 115, Brooklyn Federal's market value losses ($2.4 million at September 30, 2004) are not reflected in equity, tending to overstate equity relative to the Peer Group. Overall, Brooklyn Federal's interest-earning assets amounted to 96.9% of assets, which exceeded the comparable Peer Group ratio of 94.5%.

The Bank's deposits equaled 83.1% of assets, which was above the Peer Group average of 72.3%, reflecting the Bank's preference for funding through deposits. Borrowings were utilized to a greater degree by the Peer Group, at 13.1% versus Brooklyn Federal's ratio of 3.3%. Total interest-bearing liabilities ("IBL") maintained by Brooklyn Federal and the Peer Group, equaled 86.4% and 85.4% of assets, respectively. The ratio of IBL will be reduced on a post-offering basis as the Bank funds a greater portion of its operations out of capital.

A key measure of balance sheet strength and earnings power is the IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is above the Peer Group's ratio, based on respective ratios of 112.2% and 110.7%. The additional capital realized from stock proceeds should improve Brooklyn Federal's advantage in this regard.

Table 3.2 shows growth rates for key balance sheet items for the most recent 12 months for Brooklyn Federal and the Peer Group. Brooklyn Federal realized slightly faster asset growth than the Peer Group, at 5.46% and 4.78%, respectively. The Bank's comparatively faster growth is attributable to growth in wholesale elements of the balance sheet, as the expanding cash and investments portfolio was funded primarily by borrowings, while the loan portfolio increased by slightly more than 1%. Specifically, the Bank's loan portfolio increased by 1.36% over the most recent 12 month period as compared to 6.66% average growth for the Peer Group, primarily reflecting loan sales by the Bank. Comparatively, Brooklyn Federal's portfolio of cash and investments increased by 10.33%, as compared to modest growth of only 1.29% turned in by the Peer Group. Deposit growth for the Bank equaled 2.76% which compared closely to the Peer Group average of 3.83% and while borrowings increased by over 50% for the Bank (as compared to 8.52% for the Peer Group), such growth was from a comparatively modest base as borrowings only comprise approximately 3% of assets for Brooklyn Federal.

The Bank's equity increased 12.57%, versus 3.58% for the Peer Group. The Bank's comparatively strong rate of capital growth is reflective of its higher profitability as well as the adoption of dividend and capital management strategies by the majority of the Peer Group companies. On a post-offering basis, the Bank's capital growth rate is expected to decline due to the increased equity level and the modest anticipated return on the offering proceeds over the intermediate term.

Income and Expense Components

Table 3.3 displays comparative statements of operations for the Bank and the Peer Group. Brooklyn Federal and the Peer Group reported net income to average assets ratios of 1.35% and 0.67%, respectively. The Bank's profitability exceeded the Peer Group average in every key area of core operation, as its ratio of net interest income, non-interest operating income, and operating expense all were favorable in comparison to the Peer Group average.

The Bank reported both a higher ratio of interest income to average assets and a lower ratio of interest expense. The Bank's higher interest income ratio was realized through its loan composition, including a loan portfolio diversified to include higher balances of higher yielding commercial and multi-family mortgage loans, which supported its higher yield on interest-earning assets (5.21% for the Bank versus 5.01% for the Peer Group). The Bank's modestly lower interest expense ratio, 1.34% versus 1.78% of average assets for the Peer Group, reflects the Bank's greater reliance on retail deposits as well as its deposit composition, which is heavily weighted towards lower costing savings and transaction accounts.

Non-interest income equaled 0.77% of average assets for Brooklyn Federal versus an average of 0.71% for the Peer Group. The Bank's non-interest income ratio represents a slight advantage versus the Peer Group, reflecting primarily its loan sales and syndication of the commercial real estate, multi-family and construction loans and the related fees recognized upon the sale of the participation interests.

Brooklyn Federal operates with a lower operating expense ratio than the Peer Group, reflecting its emphasis on mortgage lending (which typically entails a lower cost structure than non-mortgage lending) and efficient branch structure (i.e., four branches and total assets of $309

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Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Brooklyn Federal Savings Bank																			
September 30, 2004	1.35	4.98	1.34	3.64	0.02	3.61	0.00	0.00	0.77	0.77	2.26	0.00	0.03	0.00	5.21	1.54	3.67	4,350	37.35
All Public Companies	0.77	5.01	1.97	3.05	0.13	2.91	0.05	0.00	0.66	0.71	2.53	0.02	0.08	0.01	5.20	2.21	2.98	5,414	33.99
State of NY	1.05	5.00	1.68	3.32	0.05	3.27	0.07	0.00	0.71	0.79	2.36	0.04	-0.07	0.00	5.31	1.93	3.38	6,955	34.46
Comparable Group Average	0.67	4.75	1.78	2.97	0.11	2.86	0.03	0.00	0.67	0.71	2.72	0.03	0.11	0.00	5.01	2.09	2.93	3,619	24.78
Mid-Atlantic Companies	0.70	4.98	1.85	3.13	0.10	3.02	0.02	0.00	0.78	0.80	2.91	0.03	0.08	0.00	5.27	2.09	3.18	3,592	23.12
Other Comparable Companies	0.61	4.21	1.63	2.59	0.12	2.47	0.06	0.00	0.42	0.00	2.27	0.02	0.18	0.00	4.41	2.07	2.34	2,475	28.66
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)	0.63	5.15	2.06	3.09	0.08	3.02	0.01	0.01	0.34	0.36	2.71	0.00	0.01	0.00	5.45	2.29	3.17	4,833	6.75
BCSB BCSB Bankcorp MHC of MD (36.4)(1)	0.09	4.55	2.30	2.25	0.07	2.17	0.03	-0.01	0.22	0.24	2.31	0.01	0.01	0.00	4.72	2.53	2.19	4,285	8.73
GOV Gouverneur Bcp MHC of NY(42.5)(1)	0.89	5.65	1.77	3.89	0.11	3.78	0.00	-0.03	0.41	0.39	2.80	0.00	0.07	0.00	5.92	2.23	3.68	3,162	37.82
GCBC Green Co Bcrp MHC of NY (43.9)	1.10	4.96	1.20	3.77	0.04	3.73	0.00	0.00	0.98	0.98	3.13	0.00	-0.01	0.00	5.10	1.35	3.75	3,163	28.35
NWSB Northwest Bcrp MHC of PA(41.4)	0.89	4.97	2.11	2.86	0.12	2.74	0.00	0.01	0.44	0.45	1.90	0.10	0.04	0.00	5.30	2.32	2.98	3,862	28.45
ONFC Oneida Fincl MHC of NY (42.4)	0.78	4.60	1.63	2.97	0.13	2.83	0.00	0.00	2.55	2.55	4.48	0.03	0.17	0.00	5.09	1.87	3.22	2,926	25.22
PBHC Pathfinder BC MHC of NY (35.3)	0.52	4.95	1.88	3.07	0.17	2.90	0.09	0.03	0.52	0.64	3.01	0.08	0.24	0.00	5.33	2.06	3.28	2,914	26.49
Mid-West Companies																			
JXSB Jcksnville Bcp MHC of IL(46.8)	0.30	4.72	1.82	2.89	0.27	2.63	0.15	0.01	0.61	0.77	2.93	0.03	0.05	0.00	5.01	2.01	3.01	2,201	37.10
New England Companies																			
WFD Westfield Finl MHC of MA(46.5)	0.78	4.28	1.39	2.88	0.09	2.79	0.01	0.00	0.36	0.37	2.19	0.00	0.14	0.00	4.48	1.66	2.82	5,225	29.37
South-East Companies																			
CHFN Charter Fincl MHC of GA (18.4)(1)	0.75	3.65	1.66	1.99	0.01	1.98	0.02	-0.01	0.30	0.30	1.68	0.02	0.35	0.00	3.73	2.54	1.18	NM	19.50

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

million). The low cost structure of the Bank's operations is further evidenced by data showing the number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $4.4 million for the Bank, versus a comparable measure of $3.6 million for the Peer Group. Overall, the operating expense ratios for Brooklyn Federal and the Peer Group were 2.26% and 2.72%, respectively. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and public company expenses. Additionally, the Bank's cost structure will likely increase as the Bank seeks to establish new branches in current and adjacent markets. Intangible assets amortization was nominal for the Peer Group, and the Bank had no amortizing intangible assets.

Brooklyn Federal's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 51.3% is more favorable than the Peer Group's ratio of 74.7%. On a post-offering basis, the Bank's efficiency ratio may improve marginally. Thus, the Bank's efficiency ratio is expected to remain at an advantage.

Loan loss provisions for the Bank and the Peer Group were relatively modest, amounting to 0.02% and 0.11% of average assets for Brooklyn Federal and the Peer Group, respectively, reflecting relatively strong asset quality and limited loan chargeoffs for both. However, the modestly higher level of loss provisions established by the Peer Group is consistent with its higher level of NPAs in comparison to the Bank very low ratio.

Non-operating expense of 0.03% of average assets for Brooklyn Federal consisted primarily of gains on the sale of property and investments. The Peer Group reported net non-operating income equal to 0.11% of average assets, which was largely comprised of gains on the sale of loans and investments. Such gains are subject to volatility due to fluctuations in market and interest rate conditions, and, thus are not viewed as being a recurring source of income, and thus will be excluded from the calculation of the valuation earnings base.

The Bank's effective tax rate for the last 12 months of 37.4% is modestly above the Peer Group average of 24.8%. The Bank expects that its effective tax rate will continue to approximate the recent historical level in fiscal 2005, and thus remain at a comparative disadvantage relative to the Peer Group.

Loan Composition

Brooklyn Federal's loan portfolio reflects a comparatively greater concentration of 1-4 family residential mortgage loans and MBS, which aggregated to 55.1% of assets and 47.3% of assets for the Bank and the Peer Group, respectively (see Table 3.4). However, the Bank's higher level of residential assets was attributable to its greater investment in MBS and CMOs (36.62% for the Bank versus 16.87% for the Peer Group) as 1-4 family whole mortgage loans were at comparatively modest levels for Brooklyn Federal (18.50% of assets versus 30.38% for the Peer Group). Brooklyn Federal's lending activities show greater diversification in the areas of multi-family, commercial mortgage and construction lending. Specifically, multi-family and commercial mortgage loans represented 29.3% of assets as compared to only 10.8% for the Peer Group, while construction loans equaled 5.3% of assets for the Bank as compared to 1.4% for the Peer Group on average. Conversely, the Peer Group maintained consumer loans (5.0% of assets) and business loans (4.2% of assets) portfolios, while the Bank was not materially engaged in these lending areas. Overall, the Bank's risk-weighted asset ratio compared closely to the Peer Group (55.16% versus 54.02% for the Peer Group) as the proportion of loans-to-assets for Brooklyn Federal and the Peer Group was similar, and the respective loan portfolios had similar diversification in high risk-weight loans (albeit among different loan types).

Credit Risk

Overall, the Bank reported more favorable credit quality measures for non-performing loans while the average risk-weighting was similar for Brooklyn Federal and the Peer Group. As shown in Table 3.5, Brooklyn Federal's ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (less than 1 basis point versus 0.70% for the Peer Group). At the same time, the Peer Group maintained a higher level of reserves as a percent of loans (1.15% versus 0.56% for the Bank). Strong growth in income producing property loans in the last couple years poses a higher credit risk factor relative to the Peer Group in that the Bank's portfolio has limited seasoning. At the same time, it is difficult to quantify such risk and asset quality has been strong historically and real estate markets locally have performed well.

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Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of September 30, 2004

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent Assets								
Brooklyn Federal Savings Bank	36.62	18.50	5.32	29.26	0.00	0.10	55.16	66,825	0
All Public Companies	12.83	37.29	4.92	15.83	3.54	3.83	60.56	733,425	8,518
State of NY	18.58	29.12	1.58	22.19	2.40	3.16	53.68	407,854	2,903
Comparable Group Average	16.87	30.38	1.40	10.82	4.19	4.96	54.02	134,458	428
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	5.42	23.64	1.74	27.49	0.94	1.20	59.09	3,200	0
BCSB BCSB Bankcorp MHC of MD (36.4)(1)	21.86	28.79	1.19	7.46	9.33	2.36	48.14	22,195	0
CHFN Charter Fincl MHC of GA (18.4)(1)	35.93	14.32	3.76	9.40	0.63	1.79	48.26	42,654	161
GOV Gouverneur Bcp MHC of NY(42.5)(1)	9.59	57.66	1.40	4.46	9.26	3.77	55.09	0	0
GCBC Green Co Bcrp MHC of NY (43.9)	21.49	41.26	1.64	5.51	1.60	2.24	47.87	0	0
JXSB Jcksnville Bcp MHC of IL(46.8)	6.79	25.43	1.70	8.90	3.96	7.57	54.19	159,542	1,103
NWSB Northwest Bcrp MHC of PA(41.4)	NA	NA	NA	NA	NA	NA	53.46	946,000	2,371
ONFC Oneida Fincl MHC of NY (42.4)	9.57	23.14	0.02	8.24	8.86	8.63	60.64	92,329	344
PBHC Pathfinder BC MHC of NY (35.3)	10.85	44.95	0.60	10.13	1.21	4.65	58.48	50,727	234
WFD Westfield Finl MHC of MA(46.5)	30.33	14.24	0.53	15.79	1.93	12.44	55.02	27,936	64

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2004 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Brooklyn Federal Savings Bank	0.00	0.00	0.00	0.56	0.00	0.00	0	0.00
All Public Companies	0.09	0.57	0.62	0.98	223.93	200.94	267	0.09
State of NY	0.02	0.33	0.49	1.17	247.92	229.79	229	0.02
Comparable Group Average	0.16	0.70	0.86	1.15	165.67	128.07	296	0.11
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)	1.01	1.55	0.64	1.21	188.89	42.74	48	0.09
BCSB BCSB Bankcorp MHC of MD (36.4)(1)	0.02	0.17	0.30	0.65	216.50	191.96	139	0.15
CHFN Charter Fincl MHC of GA (18.4)(1)	0.00	NA	NA	2.05	NA	NA	16	0.02
GOV Gouverneur Bcp MHC of NY(42.5)(1)	0.16	0.86	0.92	0.95	103.04	84.36	2	0.01
GCBC Green Co Bcrp MHC of NY (43.9)	0.03	0.14	0.20	0.82	417.43	315.67	16	0.04
JXSB Jcksnville Bcp MHC of IL(46.8)	0.22	0.94	1.41	1.70	120.81	88.47	72	0.22
NWSB Northwest Bcrp MHC of PA(41.4)	0.08	0.67	0.88	0.72	81.32	71.33	2,510	0.25
ONFC Oneida Fincl MHC of NY (42.4)	0.00	0.57	1.14	1.08	95.55	95.55	90	0.17
PBHC Pathfinder BC MHC of NY (35.3)	0.08	1.06	1.56	1.00	63.94	59.01	60	0.13
WFD Westfield Finl MHC of MA(46.5)	0.00	0.31	0.65	1.32	203.51	203.51	9	0.01

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Brooklyn Federal's interest rate risk characteristics were considered to be more favorable than the Peer Group's. Most notably, Brooklyn Federal's higher tangible capital position and stronger IEA/IBL ratio indicate a lesser dependence on the yield-cost spread to sustain the net interest margin. Moreover, a lower level of non-interest earning assets represented an advantage for the Bank with respect to capacity to generate net interest income and, in turn, limit the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Bank balance sheet interest rate risk characteristics that are more comparable to the Peer Group's measures. To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Brooklyn Federal and the Peer Group. In general, the relative fluctuations in the Bank's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable excluding an aberration reflecting an accounting issuing for the Bank in the transition quarters between 2003 and 2004. Thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Brooklyn Federal and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Brooklyn Federal's assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Brooklyn Federal. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of September 30, 2004 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 09/30/04	06/30/04	03/31/04	12/31/03	09/30/03	06/30/03
Brooklyn Federal Savings Bank	11.9	112.2	3.1	-38	1	99	-78	-6	11
All Public Companies	9.7	108.2	4.7	3	-3	1	7	-4	-4
State of NY	8.5	101.1	5.9	-8	-5	1	7	-10	-9
Comparable Group Average	11.0	111.1	5.5	-0	-3	3	16	-6	-15
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	9.4	105.1	5.6	-26	1	8	-3	26	-22
BCSB BCSB Bankcorp MHC of MD (36.4)(1)	5.0	101.8	4.4	NA	8	-17	3	-35	-29
CHFN Charter Fincl MHC of GA (18.4)(1)	23.9	152.5	2.0	NA	-2	8	31	17	NA
GOV Gouverneur Bcp MHC of NY(42.5)(1)	18.2	117.2	6.1	NA	-9	-7	22	1	-16
GCBC Green Co Bcrp MHC of NY (43.9)	10.9	109.8	2.7	7	-8	8	13	1	-5
JXSB Jcksnville Bcp MHC of IL(46.8)	6.8	103.8	6.0	12	-4	19	19	-17	-26
NWSB Northwest Bcrp MHC of PA(41.4)	6.3	103.3	6.2	14	-9	14	33	-15	-15
ONFC Oneida Fincl MHC of NY (42.4)	9.0	103.8	9.7	-9	5	8	-5	-6	1
PBHC Pathfinder BC MHC of NY (35.3)	5.8	101.1	7.5	-11	-0	-27	16	-16	-8
WFD Westfield Finl MHC of MA(46.5)	14.7	112.8	4.6	11	-8	18	27	-17	-14

(1) Financial information is for the quarter ending June 30, 2004.
NA-Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Brooklyn Federal's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Brooklyn Federal's value, the market value of the stocks of public MHC institutions, or Brooklyn Federal's value alone. To the extent a change in factors impacting the

Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Brooklyn Federal coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. While both the Bank and the Peer Group are oriented towards mortgage lending funded primarily by retail deposits, the Bank's asset composition includes a higher proportion of multi-family and commercial mortgage loans as well as construction loan while the Peer Group is more actively involved in non-mortgage lending. Overall, the loans-to-assets ratios and risk-weighted assets/assets ratios for the Bank and the Peer Group were relatively similar. The Bank is currently utilizing borrowed funds to a lesser degree than the Peer Group, providing it with greater future funding flexibility and borrowing potential. The Bank's ratio of IEA/IBL is currently above the Peer Group average and will improve on a post-offering basis.

- Credit Quality. The Bank maintained lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. At the same time, these performance measures are mitigated to an extent by the Peer Group's lower ratio of reserves to total loans and the recent growth in the multi-family and commercial loan portfolios which has provided for limited seasoning.

- Balance Sheet Liquidity. The Bank operated with a slightly higher level of cash and investment securities relative to the Peer Group (44.1% of assets versus 41.0% for the Peer Group) which is mitigated from a liquidity perspective by the Bank's strategy of holding the majority of its investment in an HTM account, where Brooklyn Federal has a relatively significant unrealized loss. Following the infusion of the stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds will initially be deployed into investments. Brooklyn Federal's future borrowing capacity was considered to be greater than the Peer Group's, in light of the lower level of borrowings maintained by the Bank in comparison to the Peer Group.

- Capital. The Peer Group operates with a similar equity-to-assets ratio in comparison to the Bank on a pre-offering basis. However, following the stock offering, Brooklyn Federal's pro forma capital position will be above the Peer Group's equity-to-assets ratio. The Bank's higher pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets.

On balance, Brooklyn Federal's balance sheet strength was considered to be more favorable than Peer Group's, taking into account the Bank's current and pro forma balance sheet composition, liquidity characteristics and credit risk exposure. Accordingly, we concluded that a slight upward valuation adjustment was warranted for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Bank reported higher profitability in comparison to the Peer Group for the most recent 12 months, as it compared favorably to the Peer Group in each key area of core operation. Reinvestment and leveraging of the net stock proceeds should enhance returns for the Bank, but the pick-up in earnings will be somewhat offset by the increase in operating expenses that will result from the implementation of the stock benefit plans, expenses related to operating as a publicly-traded company, and anticipated expenses from establishment of new branches.

- Core Earnings. On a pro forma core basis, adjusting for non-operating items for both (primarily gains on sale) which are limited for both, the Bank's profitability remains above the Peer Group average. However, fee income generated through the sale of participation interests in commercial real estate, multi-family and construction loans may be subject to greater volatility than more stable income sources such as deposit and loan servicing fees.

- Interest Rate Risk. The Bank's stronger capital, IEA/IBL ratios and lower level of non-interest earning assets, are all favorable from an interest rate risk management perspective. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable On a pro forma basis, the Bank's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and its interest rate risk exposure will diminish as a result.

- Credit Risk. Loan loss provisions were a greater factor in the Peer Group's earnings (0.11% of average assets versus 0.02% of average assets for the Bank). Other credit risk measures such as the level of NPAs generally implied the Bank's credit risk exposure was less than the Peer Group's, in terms of future exposure to credit quality related losses. At the same time, the limited seasoning of the Bank's growing income producing property loan portfolio may pose a higher risk profile than suggested by the current non-performing data. Moreover, reserve coverage in relation to total loans was below the Peer Group average.

- Earnings Growth Potential. The Bank's balance sheet growth for the last 12 months was comparable to the Peer Group. While the Bank operates in a large dynamic market, with growth particularly strong on Long Island, the level of competition is formidable. The Bank will continue to seek to expand on a retail basis following the offering and the strengthened pro forma capital position will support such efforts.

- Return on Equity. The Bank's pro forma ROA will continue to exceed the Peer Group average. At the same time, Brooklyn Federal's capital position on a fully converted basis will also exceed the Peer Group average. Taken together, the Bank's pro forma ROE will approximate to modestly exceed the Peer Group average over the intermediate term.

Overall, we concluded with a slight upward adjustment for profitability, growth and viability of earnings.

3. Asset Growth

The Bank's recent asset growth approximated the Peer Group average, reflecting the Bank's efforts to support earnings through wholesale leveraging in the absence of the ability to achieve growth in the loan portfolio in the low interest rate environment. The Bank's higher pro forma tangible equity-to-assets ratio suggests greater leverage capacity for the Bank. However, recent loan and deposit growth suggest the Bank's ability to pursue growth comparable to the

Peer Group faces challenges. On balance, we believe no adjustment was warranted for this factor.

4. <u>Primary Market Area</u>

The general condition of a financial institution's market area has impact on market value, as profitable growth is in part dependent upon opportunities for profitable activities in the local market area. Operating in New York City and on Long Island, the Bank faces significant competition for loans and deposits from a large number of financial institutions, which provide a broader array of services and have significantly larger branch networks and greater resources. The depth and breadth of the Bank's competition is increased by the proximity of the Bank's market to Manhattan where many superregional and money center banks are headquartered. Demographic and economic trends and characteristics in the Bank's primary market area are compared to the primary market areas served by the Peer Group companies in Table 4.1. The Bank's market is larger than the markets served by the Peer Group, but growth rates are comparatively modest in Kings and Nassau Counties where Brooklyn Federal's operations are concentrated. Similarly, income levels in Kings County fall below the Peer Group average and median while income levels in Nassau and Suffolk Counties exceed the Peer Group averages and medians. The Bank's share of the deposit market falls below the range exhibited by the Peer Group median and average. The unemployment rate prevailing in the Bank's largest market (Kings County) is above the Peer Group's average and median while unemployment rates in suburban Nassau and Suffolk Counties are favorable in comparison to the Peer Group average and median. On balance, we concluded that no adjustment was warranted for the Bank's primary market area.

5. <u>Dividends</u>

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions. All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.18% to 3.08%. The average dividend yield on the stocks of the

Table 4.1
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2004 (000)	Proj. Pop. 2009	2000-2004 % Change	2004-2009 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)	Unempl. Rate
Alliance Bank MHC of PA	Delaware	551	553	555	0.3%	0.4%	31,498	134.4%	3.7%	4.6%
BCSB Bancorp, Inc., MHC of MD	Baltimore	754	776	803	2.9%	3.5%	30,810	106.1%	3.8%	4.3%
Charter Financial MHC of GA	Troup	59	62	67	5.9%	7.3%	21,419	90.9%	20.9%	5.5%
Gouverneur Bancorp of NY	St. Lawrence	112	113	116	1.3%	1.9%	18,136	70.2%	6.0%	6.5%
Greene Co. Bancorp MHC of NY	Greene	48	51	55	5.7%	7.7%	21,782	84.3%	34.2%	4.0%
Jacksonville SB MHC of IL	Morgan	37	36	36	-0.4%	-0.5%	21,212	82.3%	29.9%	5.4%
Northwest Bancorp MHC of PA	Warren	44	44	44	-0.3%	-0.3%	21,422	91.4%	51.5%	5.2%
Oneida Financial MHC of NY	Madison	69	71	72	1.9%	1.6%	22,796	88.2%	42.5%	5.0%
Pathfinder Bancorp MHC of NY	Oswego	122	126	130	2.6%	3.6%	19,408	75.1%	24.1%	6.4%
Westfield Financial Group MHC of MA	Hampden	456	459	463	0.6%	0.9%	24,094	80.8%	9.6%	5.6%
	Averages:	**225**	**229**	**234**	**2.1%**	**2.6%**	**23,258**	**90.4%**	**22.6%**	**5.3%**
	Medians:	**91**	**92**	**94**	**1.6%**	**1.8%**	**21,602**	**86.3%**	**22.5%**	**5.3%**
Brooklyn Federal	**Kings County**	**2,465**	**2,497**	**2,533**	**1.3%**	**1.4%**	**18,150**	**70.3%**	**0.5%**	**6.8%**
	Nassau County	**1,335**	**1,350**	**1,367**	**1.1%**	**1.3%**	**35,776**	**138.5%**	**0.2%**	**3.5%**
	Suffolk County	**1,419**	**1,481**	**1,555**	**4.4%**	**5.0%**	**30,007**	**116.2%**	**0.1%**	**3.9%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2004.

Sources: ERSI Business Information Solutions, SNL Financial and the FDIC.

Peer Group institutions equaled 2.12% as of December 3, 2004. As of December 3, 2004, approximately 90% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.05%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends. Our valuation adjustment for dividends for Brooklyn Federal also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation for purposes of the dividend waiver). Accordingly, we believe that to the extent Brooklyn Federal's pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies. The Bank's capacity to pay dividends will be somewhat greater than Peer Group's, as the result of its higher pro forma earnings and capital. On balance, we concluded that a slight upward adjustment was warranted for purposes of the Bank's dividend policy.

6. <u>Liquidity of the Shares</u>

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $15.6 million to $514.5 million as of December 3, 2004, with average and median market values of $95.9 million and $32.6 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 19.9 million, with average and median shares outstanding of 3.8 million and 1.6

million, respectively. The Bank's minority stock offering is expected to have a pro forma market value that approximates the Peer Group median, while public shares outstanding for the Bank is expected to be in the upper end of the range of shares outstanding maintained by the individual Peer Group companies. Like the majority of the Peer Group companies, the Bank's stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Bank's public stock will have a modestly more active trading market relative to the Peer Group companies, particularly immediately following the completion of the offering and therefore, concluded that a slight upward adjustment was warranted for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The Dow Jones Industrial Average ("DJIA") closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The DJIA hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September, based on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September.

Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. Lower oil prices reversed the downward trend in stock at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for October extended the stock market rally into mid-November, as the DJIA hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered in early-December on a sharp decline on oil prices. As an indication of the general trends in the nation's stock markets over the past year, as of December 3, 2004 the DJIA closed at 10592.21, an increase of 7.4% from one year ago and an increase of 1.3% year-to-date. As of December 3, 2004 the NASDAQ closed at 2147.96, an increase of 10.8% from one year ago and an increase of 7.2% year-to-date. The Standard & Poors 500 Index closed at 1191.17 on December 3, 2004, an increase of 12.2% from a year ago and an increase of 7.1% year-to-date.

The market for thrift stocks has been mixed as well during the past 12 months, but, in general, thrift issues have paralleled trends in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter. After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to

North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower.

Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid-August. Thrift stocks sustained a positive trend in late-August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market.

Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues edged high in early-December supported by strength in the broader market. On December 3, 2004, the SNL Index for all publicly-traded thrifts closed at 1,586.4, an increase of 6.5% from one year ago and an increase of 7.0% year-to-date. The SNL MHC Index closed at 3,010.0 on December 3, 2004, an increase of 17.7% from one year ago and an increase of 13.0% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. As shown in Table 4.2, one second-step conversion and four mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 87.7%. On average, the four recent MHC offerings reflected price appreciation of 12.0% after the first week of trading.

There are no current pricing multiples of recent fully-converted companies that trade on NASDAQ or an Exchange, as Roebling Financial's stock is traded on the OTC Bulletin Board.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Brooklyn Federal's stock price of recently completed and pending acquisitions of other savings institutions operating in New York. As shown in Exhibit IV-4, there were nine New York thrift acquisitions completed from 2002 through year-to-date 2004, and there is one currently pending acquisition of a New York savings institution. To the extent that acquisition speculation may impact the Bank's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Brooklyn Federal's trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Pro Forma Data							Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
NONE																														
Averages - Standard Conversions:																														
Medians - Standard Conversions:																														
Second Step Conversions																														
Roebling Financial Corp.	NJ	10/1/04	RBLG-OTC BB	$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	N.A.	N.A.	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$9.90	-1.0%	$9.95	-0.5%	$9.20	-8.0%
Averages - Second Step Conversions:				$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	NA	NA	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$ 9.90	-1.0%	$ 9.95	-0.5%	$9.20	-8.0%
Medians - Second Step Conversions:				$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	NA	NA	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$ 9.90	-1.0%	$ 9.95	-0.5%	$9.20	-8.0%
Mutual Holding Company Conversions																														
PSB Holdings, Inc.*	CT	10/5/04	PSBH-NASDAQ	$ 279	8.36%	0.24%	196%	$ 30.9	45%	132%	2.7%	Stock	4.0%	8.0%	4.0%	8.0%	0.00%	85.2%	40.9x	20.6%	0.5%	16.4%	3.2%	$10.00	$10.50	5.0%	$10.60	6.0%	$10.50	5.0%
Atlantic Coast Federal Corp. * (9)	GA	10/5/04	ACFC-NASDAQ	$ 580	7.77%	0.67%	96%	$ 58.2	40%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	6.1%	0.00%	87.6%	43.9x	20.7%	0.6%	14.6%	3.9%	$10.00	$11.75	17.5%	$12.31	23.1%	$13.00	30.0%
Naugatuck Valley Fin. Corp.	CT	10/1/04	NVSL-NASDAQ	$ 254	8.51%	0.39%	199%	$ 32.7	43%	132%	2.6%	Stock	4.7%	9.1%	4.6%	2.4%	0.00%	88.8%	49.6x	23.9%	0.6%	17.5%	3.2%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.80	8.0%
SI Financial Group, Inc.	CT	10/1/04	SIFI-NASDAQ	$ 555	6.21%	0.33%	160%	$ 50.3	40%	132%	2.4%	Stock	5.0%	9.8%	4.9%	2.4%	0.00%	89.3%	43.3x	19.0%	0.5%	12.8%	3.8%	$10.00	$11.20	12.0%	$11.06	10.6%	$11.03	10.3%
Averages - Mutual Holding Company Conversions:				$ 417	7.71%	0.41%	163%	$ 43.0	42%	132%	2.5%	NA	NA	8.7%	4.4%	4.7%	0.00%	87.7%	44.4x	21.1%	0.5%	15.3%	3.5%	$10.00	$11.06	10.6%	$11.20	12.0%	$11.33	13.3%
Medians - Mutual Holding Company Conversions:				$ 417	8.07%	0.36%	178%	$ 41.5	42%	132%	2.5%	NA	NA	8.6%	4.3%	4.2%	0.00%	88.2%	43.6x	20.6%	0.5%	15.5%	3.5%	$10.00	$11.00	10.0%	$10.94	9.4%	$10.92	9.2%
Averages - All Conversions:				$ 351	7.84%	0.37%	185%	$36.2	44%	132%	3.1%	NA	NA	8.6%	4.3%	6.1%	0.00%	92.7%	42.1x	20.3%	0.5%	15.4%	3.5%	$10.00	$10.83	8.3%	$10.95	9.5%	$10.91	9.1%
Medians - All Conversions:				$ 279	8.33%	0.33%	196%	$32.7	43%	132%	2.6%	NA	NA	8.0%	4.0%	6.1%	0.00%	88.8%	43.3x	20.6%	0.5%	15.4%	3.4%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.80	8.0%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

December 3, 2004

shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight upward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of operations. Exhibit IV-5 provides summary resumes of the Bank's Board of Directors and senior management. The financial characteristics of the Bank suggest that it is effectively managed and there appears to be a well-defined organizational structure. Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings bank operating in the MHC form of ownership, the Bank will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. There was one difference noted between Brooklyn Federal and the one Peer Group company that operates under the FDIC regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	Slight Upward
Liquidity of the Shares	Slight Upward
Marketing of the Issue	Slight Upward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Brooklyn Federal as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Brooklyn Federal's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches – all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Brooklyn Federal's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Brooklyn Federal's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank's full conversion value were consistent with the assumptions

Table 4.3
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion(4)				Pro Forma Per Share Data (Fully-Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Share Price ($)	Gross Proceeds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Public Pct. (%)	Dilution (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	$0.69	$0.69	$10.42	$10.42	$110.95	$30.50	$90,617	$84,184	$988	$0.92	$0.92	$32.81	$32.81	$127.35	18.80%	-1.20%
BCSB	BCSB Bankcorp MHC of MD (36.4)	5,899	2,144	3,755	$0.11	$0.10	$6.84	$6.38	$127.13	$17.27	$64,849	$55,770	$603	$0.21	$0.20	$16.29	$15.83	$136.58	36.30%	0.00%
CHFN	Charter Financial MHC of GA (18.4)	19,650	3,571	16,079	$0.39	$0.27	$13.28	$12.98	$54.34	$41.00	$659,239	$566,946	$6,135	$0.70	$0.58	$42.13	$41.83	$83.19	18.20%	0.00%
GCBC	Green Co. Bancorp MHC of NY (43.9)	2,056	902	1,154	$1.47	$1.49	$15.06	$15.06	$138.46	$31.16	$35,959	$30,924	$335	$1.63	$1.65	$30.10	$30.10	$153.50	43.90%	0.00%
GOV	Gouverneur Bancorp MHC of NY (42.5)	2,283	971	1,312	$0.36	$0.35	$7.82	$7.82	$42.94	$16.50	$21,648	$18,617	$201	$0.45	$0.44	$35.97	$15.97	$51.09	42.50%	0.00%
JXSB	Jacksonville Bancorp MHC of IL (46.8)	1,953	913	1,040	$0.41	$0.36	$10.62	$9.07	$132.98	$17.90	$18,616	$16,010	$173	$0.50	$0.45	$18.82	$17.27	$141.18	46.70%	0.00%
NWSB	Northwest Bancorp MHC of PA (41.4)	49,330	19,850	29,480	$1.06	$1.03	$11.07	$7.98	$126.20	$25.92	$764,122	$657,145	$7,111	$1.20	$1.17	$24.39	$21.30	$139.52	40.20%	0.00%
ONFC	Oneida Financial MHC of NY (42.4)	7,489	3,178	4,311	$0.44	$0.38	$6.91	$5.13	$57.05	$12.34	$53,198	$45,750	$495	$0.51	$0.45	$13.02	$11.24	$63.16	42.40%	0.00%
PBHC	Pathfinder BC MHC of NY (35.3)	2,448	865	1,583	$0.62	$0.43	$8.97	$7.12	$123.79	$17.99	$28,478	$24,491	$265	$0.73	$0.54	$18.97	$17.12	$133.79	35.30%	0.00%
WFD	Westfield Fin. MHC of MA (46.5)	9,976	4,877	5,099	$0.63	$0.56	$11.69	$11.69	$79.61	$25.56	$130,330	$112,084	$1,213	$0.75	$0.68	$22.93	$22.93	$90.85	48.90%	0.00%

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00%
ESOP percent purchase	8.00%
Recognition plan percent	4.00%

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31%
ESOP loan term (years)	10
Recognition plan vesting (years)	5
Effective tax rate	34.00%

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

utilized for the minority stock offering, except expenses were assumed to equal 3.0% of gross proceeds.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation. The Company will also adopt SFAS No. 123 as amended which will require that the cost related to stock options be reflected as an expense in the financial statements. These costs have been included in our valuation even though the Peer Group financial figures do not currently reflect such an adjustment.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of December 3, 2004, the pro forma market value of Brooklyn Federal's full conversion offering equaled $100,000,000 at the midpoint, equal to 10,000,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $4,090,000 for the twelve months ended September 30, 2004. In deriving Brooklyn Federal's core earnings, the only adjustment made to reported earnings was to eliminate net gains on the sale of loans, which equaled $96,000 for the 12 months ended September 30, 2004. As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 38.6% for the gains eliminated, the Bank's core earnings were determined to equal $4,031,000 for the twelve months ended September 30, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$4,090
Deduct: gain on sale of investments(1)	(59)
Estimated core earnings	$4,031

(1) Tax effected at 38.6%.

Based on Brooklyn Federal's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples (fully-converted basis) at the $100,000,000 midpoint value equaled 26.38 times and 26.80 times, respectively, which provided for discounts of 8.0% and 15.5% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 28.66 times and 31.70 times, respectively (see Table 4.4). At the supermaximum of the valuation range, the Bank's pro forma reported and core P/E multiples (fully-converted basis) equaled 35.80 times and 36.38 times, respectively, which more closely approximated the Peer Group averages.

On an MHC reported basis, the Bank's reported and core P/E multiples at the midpoint value of $100,000,000 equaled 26.60 times and 27.02 times, respectively. The Bank's reported and core P/E multiples provided for discounts of 23.2% and 29.6%, respectively. The Bank's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 4.5, and the pro forma calculations are detailed in Exhibits IV-10 and Exhibit IV-11.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Brooklyn Federal's pro forma book value (fully-converted basis). Based on the $100,000,000 midpoint valuation, Brooklyn Federal's pro forma P/B and P/TB ratios both equaled 82.31%. In comparison to the average P/B and P/TB ratios for the Peer Group of 100.56% and 105.86%, the Bank's ratios reflected a discount of 18.2% on a P/B basis and a discount of 22.3% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments and the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value. Although not currently reflected in the Bank's capital, RP Financial also considered the effect of the $2.4 million unrealized after-tax losses in the HTM portfolio. If these losses were reflect in the Bank's capital (like they would be under the AFS accounting standards applied by most of the Peer Group companies), the Bank's adjusted P/TB ratios would be 83.95% at the midpoint and 90.25% at the supermaximum of the offering range, reflecting discounts of 20.7% and 14.7% respectively relative to the Peer Group's average P/TB.

On an MHC reported basis, the Bank's P/B and P/TB ratios at the $100,000,000 midpoint value both equaled 163.59%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 227.23% and 253.12%, respectively, Brooklyn Federal's P/B and P/TB ratios were discounted by 28.0% on a P/B basis and 35.4% on a P/TB basis. At the superrange fully converted value of $132.3 million, the Bank's P/B and P/TB ratios on an MHC reported basis both equaled 190.87%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the superrange reflected discounts of 16.0% and 24.6%, respectively.

3. <u>Price-to-Assets ("P/A")</u>. The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Brooklyn Federal's full conversion value equaled 25.40% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 23.08%, which implies a premium of 10.1% has been applied to the Bank's pro forma P/A ratio (fully-converted basis).

On an MHC reported basis, Brooklyn Federal's pro forma P/A ratio at the $100,000,000 midpoint value equaled 30.00%. In comparison to the Peer Group's average P/A ratio of 27.97%, Brooklyn Federal's P/A ratio indicated a premium of 7.3%.

<u>Comparison to Recent Offerings</u>

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The four recently completed MHC offerings closed at a price/tangible book ratio of 87.7% (fully-converted basis) and, on average, appreciated 12.0% during the first week of trading. In comparison, the Bank's P/TB ratio of 82.3% at the midpoint value reflects an implied discount of 6.4% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Bank's P/TB ratio of 88.8% reflected an implied a premium of 1.3% relative to the average closing P/TB ratio of the recent MHC offerings. The current average fully-converted P/TB ratio of the four recent MHC offerings, which are all quoted on NASDAQ, equaled 98.1%, based on closing market prices as of December 3, 2004. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Bank's P/TB ratio at the midpoint value reflects an implied discount of 61.1% and at the top of the new superrange the discount narrows to 9.5%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of December 3, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $100,000,000 at the midpoint, equal to 10,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $85,000,000 and a maximum value of $115,000,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 8,500,000 at the minimum and 11,500,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of approximately $132,250,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 13,225,000. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 30% ownership interest. Accordingly, the offering to the public of the minority stock will equal $25,500,000 at the minimum, $30,000,000 at the midpoint, $34,500,000 at the maximum and $39,675,000 at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.5 and are detailed in Exhibits IV-10 and IV-11.

Table 4.4
MHC Institutions – Implied Pricing Ratios, Full Conversion Basis
Brooklyn Federal Savings Bank and the Comparables
As of December 3, 2004

	Fully Converted Implied Value		Per Share(8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Brooklyn Federal Savings Bank																			
Superrange	$10.00	$132.25	$0.27	$11.26	35.80x	88.81%	31.40%	88.81%	36.38x	$0.00	0.00%	0.00%	$421	35.36%	0.31%	0.88%	2.48%	0.86%	2.44%
Maximum	$10.00	$115.00	$0.32	$11.67	30.70x	85.67%	28.29%	85.67%	31.19x	$0.00	0.00%	0.00%	$406	33.03%	0.32%	0.92%	2.79%	0.91%	2.75%
Midpoint	$10.00	$100.00	$0.37	$12.15	26.38x	82.31%	25.40%	82.31%	26.80x	$0.00	0.00%	0.00%	$394	30.86%	0.33%	0.96%	3.12%	0.95%	3.07%
Minimum	$10.00	$85.00	$0.44	$12.79	22.16x	78.17%	22.31%	78.17%	22.51x	$0.00	0.00%	0.00%	$381	28.64%	0.34%	1.01%	3.53%	0.99%	3.47%
All Public Companies(7)																			
Averages	$22.83	$403.88	$1.02	$14.19	18.48x	165.13%	17.72%	180.60%	20.08x	$0.47	2.05%	35.19%	$2,537	10.77%	0.57%	0.78%	8.26%	0.71%	7.26%
Medians	—	—	—	—	18.05x	154.81%	16.14%	171.11%	18.46x	—	—	—	—	—	—	—	—	—	—
All Non-MHC State of NY(7)																			
Averages	$21.71	$1,279.69	$1.34	$13.03	18.83x	167.44%	20.60%	212.64%	18.31x	$0.52	2.41%	37.46%	$6,419	11.73%	0.23%	1.11%	11.21%	1.19%	11.77%
Medians	—	—	—	—	25.48x	101.11%	25.46%	103.65%	16.91x	—	—	—	—	—	—	—	—	—	—
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	$23.61	$282.59	$0.71	$23.54	28.66x	100.56%	23.08%	105.86%	31.70x	$0.49	2.12%	31.69x	$1,220	23.00%	0.70%	0.72%	3.29%	0.67%	3.04%
Medians	-	-	-	-	28.90x	100.32%	19.92%	104.36%	33.23x	-	-	-	-	-	-	-	-	-	-
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	$30.50	$111.60	$0.92	$32.81	33.15	92.96%	23.95%	92.96%	33.15	$0.36	1.18%	33.15	$466	25.76%	1.55%	0.73%	2.82%	0.73%	2.82%
BCSB BCSB Bankcorp MHC of MD (36.4)	$17.27	$101.88	$0.20	$16.29	N.M.	106.02%	12.64%	109.10%	N.M.	$0.50	2.90%	N.M.	$806	11.93%	0.17%	0.17%	1.24%	0.16%	1.18%
CHFN Charter Financial MHC of GA (18.4)	$41.00	$805.65	$0.58	$42.13	N.M.	97.32%	49.28%	98.02%	N.M.	$1.00	2.44%	N.M.	$1,635	50.64%	N.A.	0.86%	1.70%	0.72%	1.41%
GOV Gouverneur Bancorp MHC of NY (42.5)	$16.50	$37.67	$0.44	$15.97	36.67	103.32%	32.30%	103.32%	41.25	$0.26	1.58%	41.25	$117	31.26%	0.86%	0.92%	2.83%	0.90%	2.77%
GCBC Green Co. Bancorp MHC of NY (43.9)	$31.16	$64.06	$1.65	$30.10	19.12	103.52%	20.30%	103.52%	18.88	$0.84	2.70%	18.88	$316	19.61%	0.14%	1.10%	5.51%	1.11%	5.58%
JXSB Jacksonville Bancorp MHC of IL (46.8)	$17.90	$34.96	$0.45	$18.82	35.80	95.11%	12.68%	103.65%	39.78	$0.30	1.68%	39.78	$276	13.33%	0.94%	0.35%	2.70%	0.31%	2.43%
NWSB Northwest Bancorp MHC of PA (41.4)	$25.92	$1,278.63	$1.17	$24.39	21.60	106.27%	18.58%	121.69%	22.15	$0.48	1.85%	22.15	$6,883	17.48%	0.67%	0.90%	5.10%	0.88%	4.97%
ONFC Oneida Financial MHC of NY (42.4)	$12.34	$92.41	$0.45	$13.02	24.20	94.78%	19.54%	109.79%	27.42	$0.38	3.08%	27.42	$473	20.61%	0.57%	0.81%	3.97%	0.71%	3.50%
PBHC Pathfinder BC MHC of NY (35.3)	$17.99	$44.04	$0.54	$18.97	24.64	94.83%	13.45%	105.08%	33.31	$0.41	2.28%	33.31	$328	14.18%	1.06%	0.56%	3.87%	0.41%	2.86%
WFD Westfield Financial MHC of MA (46.5)	$25.56	$254.99	$0.68	$22.93	34.08	111.47%	28.13%	111.47%	37.59	$0.40	1.56%	37.59	$906	26.24%	0.31%	0.82%	3.20%	0.74%	2.90%

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of *actual or rumored acquisition activities or unusual operating characteristics*.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 4.5
Public Market Pricing
Brooklyn Federal Savings Bank and the Comparables
As of December 3, 2004

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Offering Size ($Mil)
Brooklyn Federal Savings Bank																				
Superrange	$10.00	$132.25	$0.27	$5.24	36.18x	190.87%	38.72%	190.87%	36.77x	$0.00	0.00%	0.00%	$342	20.29%	0.00%	1.07%	5.28%	1.05%	5.19%	39.68
Maximum	$10.00	$115.00	$0.32	$5.65	30.99x	177.13%	34.11%	177.13%	31.49x	$0.00	0.00%	0.00%	$337	19.26%	0.00%	1.10%	5.72%	1.08%	5.63%	34.50
Midpoint	$10.00	$100.00	$0.37	$6.11	26.60x	163.59%	30.00%	163.59%	27.02x	$0.00	0.00%	0.00%	$333	18.34%	0.00%	1.13%	6.15%	1.11%	6.05%	30.00
Minimum	$10.00	$85.00	$0.44	$6.75	22.32x	148.25%	25.79%	148.25%	22.68x	$0.00	0.00%	0.00%	$330	17.40%	0.00%	1.16%	6.64%	1.14%	6.54%	25.50
All Public Companies(7)																				
Averages	$22.83	$403.68	$1.02	$14.19	18.48x	165.13%	17.72%	180.60%	20.08x	$0.47	2.05%	35.19%	$2,537	10.77%	0.57%	0.78%	8.26%	0.71%	7.26%	
Medians	-	-	-	-	18.05x	154.81%	15.14%	171.11%	18.46x	-	-	-	-	-	-	-	-	-	-	
All Non-MHC State of NY(7)																				
Averages	$21.71	$1,279.69	$1.34	$13.03	18.83x	167.44%	20.60%	212.64%	18.31x	$0.52	2.41%	37.46%	$6,419	11.73%	0.23%	1.11%	11.21%	1.19%	11.77%	
Medians	—	—	—	—	25.48x	101.11%	25.46%	103.65%	16.91x	—	—	—	—	—	—	—	—	—	—	
Comparable Group Averages																				
Averages	$23.61	$95.88	$0.57	$10.27	34.62x	227.23%	27.97%	253.12%	38.39x	$0.49	2.13%	24.09%	$1,059	11.91%	0.70%	0.67%	5.92%	0.61%	5.37%	
Medians	-	$32.57	-	-	34.79x	214.82%	22.07%	246.61%	43.02x	-	-	-	-	-	-	-	-	-	-	
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	$30.50	$20.98	$0.69	$10.42	44.20	292.71%	27.49%	292.71%	44.20	$0.36	1.18%	10.43%	$382	9.39%	1.55%	0.63%	6.72%	0.63%	6.72%	
BCSB BCSB Bankcorp MHC of MD (36.4)	$17.27	$37.03	$0.10	$6.84	N.M.	252.49%	13.58%	270.69%	N.M.	$0.50	2.90%	N.M.	$750	5.38%	0.17%	0.09%	1.47%	0.09%	1.33%	
CHFN Charter Financial MHC of GA (18.4)	$41.00	$146.41	$0.27	$13.28	N.M.	308.73%	75.45%	315.87%	N.M.	$1.00	2.44%	N.M.	$1,068	24.44%	N.A.	0.75%	3.14%	0.52%	2.17%	
GOV Gouverneur Bncrp MHC of NY (42.5)	$16.50	$16.02	$0.35	$7.82	45.83	211.00%	38.43%	211.00%	47.14	$0.26	1.58%	31.60%	$98	18.21%	0.86%	0.88%	4.64%	0.85%	4.51%	
GCBC Green Co. Bancorp MHC of NY (43.9)	$31.16	$28.11	$1.49	$15.06	21.20	206.91%	22.50%	206.91%	20.91	$0.84	2.70%	24.73%	$285	10.88%	0.14%	1.10%	10.12%	1.11%	10.26%	
JXSB Jacksonville Bancorp MHC of IL (46.8)	$17.90	$16.34	$0.36	$10.62	43.66	168.55%	13.46%	197.35%	49.72	$0.30	1.68%	N.M.	$260	7.99%	0.94%	0.30%	3.97%	0.27%	3.48%	
NWSB Northwest Bancorp MHC of PA (41.4)	$25.92	$514.51	$1.03	$11.07	24.45	234.15%	20.54%	324.81%	25.17	$0.48	1.85%	18.75%	$6,225	8.77%	0.67%	0.88%	10.39%	0.86%	10.10%	
ONFC Oneida Financial MHC of NY (42.4)	$12.34	$39.22	$0.38	$6.91	28.05	178.58%	21.63%	240.55%	32.47	$0.38	3.08%	N.M.	$427	12.11%	0.57%	0.77%	6.54%	0.67%	5.65%	
PBHC Pathfinder BC MHC of NY (35.3)	$17.99	$15.56	$0.43	$8.97	29.02	200.56%	14.53%	252.67%	41.84	$0.41	2.28%	N.M.	$303	7.25%	1.06%	0.52%	7.00%	0.36%	4.85%	
WFD Westfield Financial MHC of MA (46.5)	$25.56	$124.66	$0.56	$11.69	40.57	218.65%	32.11%	218.65%	45.64	$0.40	1.56%	34.92%	$794	14.68%	0.31%	0.79%	5.17%	0.70%	4.60%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1

Brooklyn Federal Savings Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Brooklyn Federal Savings Bank
Key Operating Ratios

Exhibit I-2
Brooklyn Federal Savings Bank
Key Operating Ratios

	At or For the Years Ended September 30,				
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	1.35%	1.31%	1.17%	1.08%	0.98%
Return on average equity	11.85%	12.27%	11.01%	10.00%	9.08%
Interest rate spread (1)	3.67%	3.55%	3.67%	3.65%	3.82%
Net interest margin (2)	3.81%	3.71%	3.87%	4.01%	4.12%
Efficiency ratio (3)	50.89%	52.68%	55.31%	59.83%	63.16%
Noninterest expense to average total assets	2.26%	2.29%	2.40%	2.58%	2.72%
Average interest-earning assets to average interest-bearing liabilities	109.85%	109.97%	109.48%	111.33%	110.10%
Asset Quality Ratios:					
Non-performing assets as a percent of total assets	—%(4)	—%(4)	0.02%	0.01%	0.11%
Non-performing loans as a percent of total loans	—%(4)	0.01%	0.03%	0.01%	0.06%
Allowance for loan losses as a percent of total loans	0.56%	0.53%	0.45%	0.39%	0.46%
Capital Ratios:					
Total risk-based capital (to risk weighted assets)	22.1%	21.6%	21.3%	22.1%	24.5%
Tier 1 risk-based capital (to risk weighted assets)	21.5%	21.1%	20.8%	21.7%	24.0%
Tangible capital (to tangible assets)	11.4%	10.8%	9.9%	10.4%	10.7%
Tier 1 leverage (core) capital (to adjusted tangible assets)	11.4%	10.8%	9.6%	10.4%	10.7%
Other Data:					
Number of full service offices	4	4	4	4	4

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4) Ratio percentage is less than 0.01%.

EXHIBIT I-3

Brooklyn Federal Savings Bank
Investment Portfolio Composition

Exhibit I-3
Brooklyn Federal Savings Bank
Investment Portfolio Composition

	At or For the Years Ended September 30,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of year	$ 848	$ 720	$ 570	$ 570	$ 571
Charge-offs:					
Consumer and other	—	—	—	—	1
Total charge-offs	—	—	—	—	1
Recoveries	—	—	—	—	—
Net charge-offs	—	—	—	—	(1)
Provision for loan losses	72	128	150	—	—
Balance at end of year	$ 920	$ 848	$ 720	$ 570	$ 570
Ratios:					
Net charge-offs to average loans outstanding	0.00%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans at end of period	0.56%	0.53%	0.51%	0.39%	0.46%

EXHIBIT I-4

Brooklyn Federal Savings Bank
Yields and Costs

Exhibit I-4
Brooklyn Federal Savings Bank
Yields and Costs

	Years Ended September 30,								
	2004			2003			2002		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$ 159,106	$ 11,277	7.09%	$ 156,447	$ 11,391	7.28%	$ 154,018	$ 11,405	7.40%
Investment securities and other interest-earning assets	130,294	3,796	2.91	118,637	3,323	2.80	92,255	3,606	3.91
Total interest-earning assets	289,400	15,073	5.21	275,084	14,714	5.35	246,273	15,011	6.10
Noninterest-earning assets	12,782			10,653			9,461		
Total assets	$ 302,182			$ 285,737			$ 255,734		
Interest-bearing liabilities:									
Savings accounts	$ 93,986	624	0.66	$ 89,397	783	0.88	$ 80,844	1,205	1.49
Money market/NOW accounts	47,586	204	0.43	42,691	246	0.58	39,010	307	0.79
Certificates of deposit	113,349	3,039	2.68	112,080	3,335	2.98	102,195	3,880	3.80
Total interest-bearing deposits	254,921	3,867	1.52	244,168	4,364	1.79	222,049	5,392	2.43
FHLB advances	8,526	185	2.17	5,969	145	2.43	2,900	84	2.90
Total interest-bearing liabilities	263,447	4,052	1.54	250,137	4,509	1.80	224,949	5,476	2.43
Noninterest-bearing liabilities	4,206			5,144			3,597		
Total liabilities	267,653			255,281			228,546		
Retained earnings	34,529			30,456			27,188		
Total liabilities and retained earnings	$ 302,182			$ 285,737			$ 255,734		
Net interest income		$ 11,021			$ 10,205			$ 9,535	
Interest rate spread			3.67%			3.55%			3.67%
Net interest-earning assets	$ 25,953			$ 24,947			$ 21,324		
Net interest margin			3.81%			3.71%			3.87%
Average interest-earning assets to average interest-bearing liabilities			109.85%			109.97%			109.48%

EXHIBIT I-5

Brooklyn Federal Savings Bank
Interest Rate Risk Analysis

Exhibit I-5
Brooklyn Federal Savings Bank
Interest Rate Risk Analysis

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
	(Dollars in thousands)				
+300	$ 35,502	$ (13,292)	(27)%	11.35%	(340)
+200	39,540	(9,254)	(19)%	12.42%	(233)
+100	44,053	(4,741)	(10)%	13.58%	(117)
0	48,794			14.75%	
(100)	50,471	1,676	3%	15.10%	+35

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

EXHIBIT I-6

Brooklyn Federal Savings Bank
Fixed Rate and Adjustable Rate Loans

Exhibit I-6
Brooklyn Federal Savings Bank
Fixed Rate and Adjustable Rate Loans

	Due After September 30, 2005		
	Fixed	Adjustable	Total
		(In thousands)	
One-to four-family	$ 47,897	$ 6,133	$ 54,030
Multi-family	23,905	11,087	34,992
Commercial real estate	47,917	5,550	53,467
Construction	—	—	—
Consumer and other	61	—	61
Total loans	$ 119,780	$ 22,770	$ 142,550

EXHIBIT I-7

Brooklyn Federal Savings Bank
Loan Portfolio Composition

Exhibit I-7
Brooklyn Federal Savings Bank
Loan Portfolio Composition

	At September 30,									
	2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
Mortgage loans:										
One-to four-family	$ 57,142	34.80%	$ 71,235	47.52%	$ 92,154	65.01%	$ 99,345	71.24%	$ 99,876	79.61%
Multi-family	35,690	21.73%	24,034	16.04%	18,174	12.82%	17,979	12.89%	8,058	6.42%
Commercial real estate	54,669	33.29%	44,036	29.38%	27,286	19.25%	20,848	14.95%	16,144	12.87%
Construction	16,425	10.00%	10,111	6.75%	3,281	2.32%	3	0.00%	208	0.17%
Consumer and other	294	0.18%	474	0.31%	858	0.60%	1,286	0.92%	1,176	0.93%
Total loans receivable	$ 164,220	100.00%	$ 149,890	100.00%	$ 141,753	100.00%	$ 139,461	100.00%	$ 125,462	100.00%
Other items:										
Net deferred loan (fees)	(273)		(504)		(669)		(546)		(562)	
Allowance for loan losses	(920)		(848)		(719)		(570)		(570)	
Total loans receivable, net	$ 163,027		$ 148,538		$ 140,365		$ 138,345		$ 124,330	

EXHIBIT I-8

Brooklyn Federal Savings Bank
Contractual Maturity By Loan Type

Exhibit I-8
Brooklyn Federal Savings Bank
Contractual Maturity By Loan Type

	One-to Four-Family	Multi-Family	Commercial Real Estate	Construction	Consumer and Other	Total
			(In thousands)			
Due During the Years Ending September 30,						
2005	$ 3,112	$ 698	$ 1,202	$ 16,425	$ 233	$ 21,670
2006	3,302	11,697	6,756	—	61	21,816
2007	3,505	654	1,292	—	—	5,451
2008 to 2009	7,669	21,446	44,683	—	—	73,797
2010 to 2015	22,130	1,196	736	—	—	24,062
2016 to 2025	15,144	—	—	—	—	15,144
2026 and beyond	2,280	—	—	—	—	2,280
Total	$ 57,142	$ 35,690	$ 54,669	$ 16,425	$ 294	$ 164,220

EXHIBIT I-9

Brooklyn Federal Savings Bank
Loan Originations, Purchases and Sales

Exhibit I-9
Brooklyn Federal Savings Bank
Loan Originations, Purchases and Sales

	Years Ended September 30,		
	2004	2003	2002
		(In thousands)	
Total loans at beginning of period	$ 162,195	$ 158,207	$ 148,480
Loans originated:			
One-to four-family	8,048	19,922	12,627
Multi-family	30,364	34,895	18,546
Commercial real estate	33,524	32,585	26,143
Construction	30,391	13,544	5,158
Consumer and other	162	210	420
Total loans originated	102,489	101,156	62,894
Loans purchased	1,559	—	—
Deduct:			
Principal repayments	(43,068)	(61,237)	(34,314)
Loan sales	(58,955)	(35,931)	(18,853)
Net loan activity	2,025	3,988	9,727
Total loans at end of period	$ 164,220	$ 162,195	$ 158,207

EXHIBIT I-10

Brooklyn Federal Savings Bank
Non-Performing Assets

Exhibit I-10
Brooklyn Federal Savings Bank
Non-Performing Assets

	At September 30,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Non-accrual loans:					
One-to four-family	$ 13	$ 13	$ 53	$ 15	$ 68
Total non-performing loans	13	13	53	15	68
Real estate owned	—	—	—	—	173
Total non-performing assets	$ 13	$ 13	$ 53	$ 15	$ 241
Ratios:					
Total non-performing loans to total loans	—%	0.01%	0.03%	0.01%	0.06%
Total non-performing loans to total assets	—%	—%	0.02%	0.01%	0.03%
Total non-performing assets to total assets	—%	—%	0.02%	0.01%	0.11%

EXHIBIT I-11

Brooklyn Federal Savings Bank
Loan Loss Allowance Activity

Exhibit I-11
Brooklyn Federal Savings Bank
Loan Loss Allowance Activity

	At or For the Years Ended September 30,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of year	$ 848	$ 720	$ 570	$ 570	$ 571
Charge-offs:					
Consumer and other	—	—	—	—	1
Total charge-offs	—	—	—	—	1
Recoveries	—	—	—	—	—
Net charge-offs	—	—	—	—	(1)
Provision for loan losses	72	128	150	—	—
Balance at end of year	$ 920	$ 848	$ 720	$ 570	$ 570
Ratios:					
Net charge-offs to average loans outstanding	0.00%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans at end of period	0.56%	0.53%	0.51%	0.39%	0.46%

EXHIBIT I-12

Brooklyn Federal Savings Bank
Deposit Composition

Exhibit I-12
Brooklyn Federal Savings Bank
Deposit Composition

	At September 30,								
	2004			2003			2002		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
NOW accounts	$ 26,280	10.24%	0.21%	$ 29,287	11.73%	0.22%	$ 21,129	8.82%	0.45%
Money market accounts	22,996	8.96	0.81	14,965	6.00	0.80	19,211	8.03	1.29
Passbook savings accounts	94,151	36.70	0.77	92,258	36.95	0.67	86,815	36.25	1.26
Total transaction accounts	143,427	55.90	0.64	136,510	54.68	0.59	127,155	53.10	1.13
Certificates of deposit	113,123	44.10	2.75	113,157	45.32	2.76	112,305	46.90	3.31
Total deposits	$ 256,550	100.00%	1.60%	$ 249,667	100.00%	1.57%	$ 239,460	100.00%	2.08%

EXHIBIT I-13

Brooklyn Federal Savings Bank
Time Deposit Rate/Maturity

Exhibit I-13
Brooklyn Federal Savings Bank
Time Deposit Rate/Maturity

	Less than one year	Over one year to two years	Over two years to three years	Over three years to four years	Over four years to five years	Total	Percentage of total certificate accounts
	(Dollars in thousands)						
Interest Rate							
Less than 2%..........	$ 45,393	$ 3,954	$ —	$ —	$ 3	$ 49,350	43.63%
2.00% -2.99%	13,913	7,379	805	—	—	22,097	19.53
3.00% -3.99%	1,841	—	355	7,326	6,093	15,615	13.80
4.00% -4.99%	—	1,716	12,898	625	2,671	17,910	15.83
5.00% -5.99%	980	1,861	1,932	—	—	4,773	4.22
6.00% -6.99%	2,764	614	—	—	—	3,378	2.99
Total......................	$ 64,891	$ 15,524	$ 15,990	$ 7,951	$ 8,767	$ 113,123	100.00%

EXHIBIT I-14

Brooklyn Federal Savings Bank
Borrowings Activity

Exhibit I-14
Brooklyn Federal Savings Bank
Borrowings Activity

	At or For the Years Ended September 30,		
	2004	2003	2002
	(Dollars in thousands)		
Balance at end of period	$ 10,231	$ 6,705	$ 6,452
Average balance during period	8,526	5,969	2,900
Maximum outstanding at any month end	10,260	6,705	6,452
Weighted average interest rate at end of period	2.49%	2.48%	2.71%
Average interest rate during period	2.17%	2.43%	2.90%

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Brooklyn Federal Savings Bank
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(In thousands)
Main Office 81 Court Street Brooklyn, NY 11201	Owned	1965	$ 841
Branch Office 3780 Nostrand Avenue Brooklyn, NY 11235	Leased	1960	114
Branch Office 1164 Wantagh Avenue Wantagh, NY 11793	Leased	1973	128
Branch Office 1752 Veterans Memorial Highway Islandia, NY 11749	Leased	1999	417

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
As of	Dec. 3, 2004	5.00%	2.20%	2.62%	4.27%

(1) End of period data.

Sources: SNL Financial, The Wall Street Journal and the Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	16,140	10	12-31	/	32.61	2,019
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	15,639	170	12-31	01/71	56.92	1,585
WES	Westcorp of Irvine CA	NYSE	California	Thrift	15,352	18	12-31	05/86	42.77	2,219
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	6,439	29	12-31	12/83	52.05	855
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Southern CA	Thrift	4,967	3	12-31	12/02	23.00	1,250
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,985	26	03-31	03/96	44.09	736
UPFC	United PanAm Fin. Corp of CA	NASDAQ	San Francisco CA	Thrift	1,669 J	4	12-31	04/98	19.85	321
PROV	Provident Fin. Holdings of CA	NASDAQ	Southern CA	M.B.	1,446	12	06-30	06/96	29.21	204
HWFG	Harrington West Fncl Grp of CA	NASDAQ	South CA,KS,AZ	Thrift	1,082	11	12-31	11/02	17.59	93
FPTB	First PacTrust Bancorp of CA	NASDAQ	Southern CA	Thrift	675	9	12-31	08/02	26.30	122
KFED	K-Fed Bancorp of CA MHC (39.1)	NASDAQ	Southern CA	Thrift	607	4	12-31	03/04	15.25	222
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Southern CA	Thrift	488	3	12-31	06/97	13.86	73
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles CA	Thrift	267	4	12-31	01/96	12.60	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Miami FL	Thrift	8,710	41	09-30	12/85	29.98	901
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,678	73	12-31	11/83	18.62	1,115
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	Southeast FL	Thrift	3,444	42	12-31	05/01	40.46	612
HARB	Harbor Florida Bancshrs of FL	NASDAQ	EastCentral FL	Thrift	2,627	33	09-30	03/98	34.48	820
FFLC	FFLC Bancorp of Leesburg FL	NASDAQ	Central FL	Thrift	1,040	14	12-31	01/94	32.11	174
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	546	5	12-31	12/97	10.15	82
FCFL	First Community Bk Corp of FL	NASDAQ	West Central FL	Thrift	226	3	12-31	/	24.55	52
BFCF	BFC Financial Corp. of FL	NASDAQ	Florida	Thrift	0	73	12-31	/	11.68	249
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	55,756	522	12-31	08/86	22.07	7,694
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	23,625	151	12-31	11/93	19.35	5,129
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,775	86	12-31	11/93	40.95	3,070
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	NASDAQ	New Jersey	Thrift	19,321	82	12-31	07/99	39.49	7,346
ICBC	Independence Comm Bnk Cp of NY	NASDAQ	NY,NJ	Thrift	17,632	81	12-31	03/98	40.57	3,430
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	6,540	55	12-31	01/03	19.35	1,448
NWSB	Northwest Bcrp MHC of PA(41.4)	NASDAQ	PA,NY,OH,MD	Thrift	6,225	146	06-30	11/94	25.39	1,252
WYPT	Waypoint Financial Corp of PA	NASDAQ	PA,MD	Thrift	5,352	61	12-31	10/00	27.78	929
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Central NY	Thrift	3,661	17	12-31	07/04	11.10	544
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	North/Central NY	Thrift	3,589 D	47	12-31	01/03	14.25	1,191
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	New York City NY	Thrift	3,415	20	12-31	06/96	17.87	667
TRST	TrustCo Bank Corp NY of NY	NASDAQ	NY,FL,VT	Thrift	2,837	61	12-31	/	13.99	1,037
HRBT	Hudson River Bancorp Ind of NY	NASDAQ	Southeast NY	Thrift	2,539	51	03-31	07/98	19.95	607
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington DE,PA	Div.	2,436	21	12-31	11/86	61.67	434
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Eastern PA	Thrift	2,292	40	12-31	11/03	17.11	524
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	New York City NY	Thrift	2,038	11	12-31	11/95	20.73	398
PFSB	PennFed Fin. Services of NJ	NASDAQ	Northern NJ	Thrift	1,962	22	06-30	07/94	17.08	235
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Eastern NJ	Thrift	1,891	17	12-31	07/96	24.91	327
PBCP	Provident Bancorp, Inc. of NY	NASDAQ	Southeastern NY	Thrift	1,826	20	09-30	01/04	13.16	522
PVSA	Parkvale Financial Corp of PA	NASDAQ	Southwestern PA	Thrift	1,602	39	06-30	07/87	31.50	176
ESBF	ESB Financial Corp. of PA	NASDAQ	Western PA	Thrift	1,389	17	12-31	06/90	15.00	161
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Southern NJ	Thrift	1,231	40	12-31	12/88	18.00	117
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Philadelphia PA	Thrift	976	14	06-30	04/02	18.09	176
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	NY,CT	Thrift	965	10	03-31	01/03	15.20	191
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	838	18	12-31	01/04	11.39	142
NEPF	Northeast PA Fin. Corp of PA	NASDAQ	Northeast PA	Thrift	836	16	09-30	04/98	16.90	67
CSBK	Clifton Svg Bp MHC of NJ(45.0)	NASDAQ	Northeast NJ	Thrift	775	10	03-31	03/04	12.62	385
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Northeast MD	Thrift	750 J	16	09-30	07/98	16.98	100
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Southeastern PA	Thrift	718	5	09-30	08/87	29.90	69
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Central Maryland	Thrift	689	2	12-31	/	38.51	160
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Southwestern PA	Thrift	628	13	09-30	06/88	23.75	63
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	580	5	03-31	10/94	19.07	44
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Southeastern PA	Thrift	565 J	7	09-30	01/95	22.99	44
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	521 J	5	07-31	08/88	13.40	98
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	North. VA,DC,MD	Thrift	504 J	9	09-30	06/99	6.49	20
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh PA	Thrift	434 J	6	06-30	11/93	17.27	42
ONFC	Oneida Fincl MHC of NY (42.4)	NASDAQ	Central NY	Thrift	427	9	12-31	12/98	11.55	86
ALLB	Alliance Bank MHC of PA (20.0)	NASDAQ	Southeastern PA	Thrift	382	8	12-31	03/95	30.50	105
PHSB	PHSB Financial Corp. of PA	NASDAQ	Western PA	Thrift	337	10	12-31	12/01	26.85	78
AFBC	Advance Fin. Bancorp of WV	NASDAQ	Northwest WV,OH	Thrift	321 J	8	06-30	01/97	25.81	36
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	318	6	12-31	03/85	30.70	30
PBHC	Pathfinder BC MHC of NY (35.3) (3)	NASDAQ	Central NY	Thrift	303	6	12-31	11/95	18.03	44
LARL	Laurel Capital Group Inc of PA	NASDAQ	Southwestern PA	Thrift	299 J	8	06-30	02/87	25.00	48
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Southeast NY	Thrift	285	6	06-30	12/98	32.90	68
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	NASDAQ	Central NY	Thrift	262	4	12-31	10/99	28.25	119
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	185	2	03-31	10/02	19.21	32
IFSB	Independence FSB of DC	NASDAQ	Washington DC,MD	Thrift	184	4	12-31	06/85	11.43	18
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98 J	2	09-30	03/99	16.25	37
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	12,783	95	12-31	04/97	21.94	1,346
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,417	191	12-31	12/84	29.06	1,144
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Chicago IL	Thrift	9,321	41	12-31	01/90	44.83	1,464
CFFN	Capitol Fd Fn MHC of KS (29.2)	NASDAQ	Kansas	Thrift	8,541	35	09-30	04/99	35.59	2,633
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Wisconsin	M.B.	3,914	54	03-31	07/92	28.85	664
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,175	69	12-31	10/03	12.22	958
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	2,855	58	12-31	10/02	24.94	456
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,280	24	06-30	01/99	21.80	327
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,224	34	12-31	07/98	11.41	356
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,430	19	12-31	07/98	13.80	170
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,349	15	12-31	03/01	25.65	212
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Western MO	Thrift	1,346 J	9	09-30	09/85	40.05	339
CAFI	Camco Fin Corp of Cambridge OH	NASDAQ	Eastern OH,KY	Thrift	1,134	23	12-31	/	15.30	117
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,102	17	12-31	10/95	27.47	173
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	999	8	12-31	04/98	25.51	120
HMNF	HMN Financial, Inc. of MN	NASDAQ	Southeast MN,IA	Thrift	955	13	12-31	06/94	31.00	138
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	857	34	06-30	04/92	18.93	67
PCBI	Peoples Community Bcrp. of OH	NASDAQ	Southwest OH	Thrift	852 J	15	09-30	03/00	23.56	92
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	830	17	12-31	12/99	23.65	113
LNCB	Lincoln Bancorp of IN	NASDAQ	Central IN	Thrift	829	9	12-31	12/98	19.65	105
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Cleveland OH	R.E.	774	15	06-30	12/92	14.33	101
CASH	First Midwest Fin., Inc. of IA	NASDAQ	IA,SD	Thrift	758 J	16	09-30	09/93	25.90	65
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Northeast AR	Thrift	713 J	21	09-30	04/98	14.93	68
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis MO	Thrift	637	7	09-30	12/98	19.75	108
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Southwest KY	Thrift	573	8	12-31	02/98	17.00	62
FFSX	First Federal Bankshares of IA	NASDAQ	IA,NE	Thrift	570	15	06-30	04/99	23.48	87
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	552	6	09-30	08/88	22.48	107
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Northeast IN,MI	Thrift	493 J	15	09-30	07/87	21.00	71
FFFD	North Central Bancshares of IA	NASDAQ	Central IA	Thrift	453	9	12-31	03/96	38.50	60
ASBI	Ameriana Bancorp of IN	NASDAQ	Eastern IN	Thrift	434	9	12-31	03/87	15.12	48
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Northern IN	Thrift	428 J	7	09-30	03/94	30.00	40
FCAP	First Capital, Inc. of IN	NASDAQ	Southern IN	Thrift	424	12	12-31	01/99	21.00	59
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	386 J	11	03-31	01/03	16.78	62
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Central IN	Thrift	351	5	12-31	02/95	26.50	38
CFSB	Citizens First Fin Corp. of IL	NASDAQ	Central IL	Thrift	327	5	12-31	05/96	32.60	49
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	315	8	12-31	09/00	23.01	30
STBI	Sturgis Bancorp, Inc. of MI	NASDAQ	Southcentral MI	Thrift	314 J	11	12-31	11/88	14.82	40
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	292 J	5	12-31	08/02	13.87	38
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	275	4	12-31	01/04	11.50	114

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	264 J	7	06-30	04/99	19.70	32
FBSI	First Bancshares, Inc. of MO	NASDAQ	Southcentral MO	Thrift	262	10	06-30	12/93	19.70	32
JXSB	Jcksnville Bcp MHC of IL(46.8)	NASDAQ	Central IL	Thrift	260	8	12-31	04/95	17.90	35
RIVR	River Valley Bancorp of IN	NASDAQ	Southeast IN	Thrift	258 J	5	12-31	12/96	23.50	38
FFBZ	First Federal Bncrp, Inc of OH	NASDAQ	Eastern OH	Thrift	258	6	09-30	07/92	13.20	45
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	258	6	12-31	12/97	18.75	36
FFWC	FFW Corporation of Wabash IN	NASDAQ	Central IN	Thrift	246	4	06-30	04/93	23.50	30
WEFC	Wells Fin. Corp. of Wells MN	NASDAQ	Southcentral MN	Thrift	232	8	12-31	04/95	33.00	38
NEIB	Northeast Indiana Bncrp of IN	NASDAQ	Northeast IN	Thrift	229	3	12-31	06/95	21.90	31
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	225	3	12-31	04/01	12.25	31
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	214	4	12-31	06/98	5.35	18
FFED	Fidelity Fed. Bancorp of IN	NASDAQ	Southwestern IN	Thrift	202	5	12-31	08/87	1.77	19
ASBP	ASB Financial Corp. of OH	NASDAQ	Southern OH	Thrift	166 J	2	06-30	05/95	21.12	35
HLFC	Home Loan Financial Corp of OH	NASDAQ	Central OH	Thrift	160	3	06-30	03/98	21.00	35
GTPS	Great American Bancorp of IL	NASDAQ	East Central IL	Thrift	157	3	12-31	06/95	25.50	19
AMFC	AMB Fin. Corp. of Munster IN	NASDAQ	Northwest IN	Thrift	154	3	12-31	04/96	14.50	14
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	153 J	2	12-31	12/96	15.19	13
CKFB	CKF Bancorp of Danville KY	NASDAQ	Central KY	Thrift	153	3	12-31	01/95	18.00	26
FKKY	Frankfort First Bancorp of KY	NASDAQ	Frankfort KY	Thrift	138 J	3	06-30	07/95	24.99	32
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Northeast OH	Thrift	136 J	3	06-30	04/96	15.25	18
PSFC	Peoples Sidney Fin. Corp of OH	NASDAQ	WestCentral OH	Thrift	136 J	4	06-30	04/97	15.75	23
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	134	1	12-31	06/04	14.75	58
GCFC	Central Federal Corp. of OH	NASDAQ	Northeast OH	Thrift	129 J	3	12-31	12/98	12.50	26
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	125 J	3	12-31	10/01	15.21	22
CIBI	Community Inv. Bncp, Inc of OH	NASDAQ	NorthCentral OH	Thrift	122	3	06-30	02/95	14.77	16
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Central Ohio	Thrift	97 J	1	12-31	10/98	17.30	24
HWEN	Home Financial Bancorp of IN	NASDAQ	Central IN	Thrift	63 J	2	06-30	07/96	6.00	8
New England Companies										
PBCT	Peoples Bank MHC of CT (41.7) (3)	NASDAQ	CT	Div.	10,541	155	12-31	07/88	39.62	3,712
NABC	NewAlliance Bancshares of CT	NASDAQ	Connecticut	Thrift	6,284	74	12-31	04/04	14.78	1,687
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,683	18	12-31	10/95	44.13	209
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	1,643	6	12-31	07/02	15.98	940
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,310	14	12-31	06/00	36.20	213
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	978	15	12-31	05/86	37.50	165
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	898	9	12-31	03/99	35.15	129
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	794	10	12-31	12/01	25.80	257
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	Western CT	Thrift	730	20	12-31	02/86	29.40	123
SIFI	SI Fin Gp Inc MHC of CT (42.0)	NASDAQ	Northeastern CT	Thrift	596	16	12-31	10/04	12.10	152
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	596	14	12-31	05/86	28.73	60
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	529	7	12-31	12/88	42.41	88
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	508 J	10	03-31	10/86	30.85	49
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	501	6	12-31	05/86	19.20	83
MYST	Mystic Financial, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	439	6	06-30	01/98	40.75	64
NVSL	Naug Vly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	330	5	12-31	10/04	11.00	84
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	305 P	4	06-30	10/04	12.00	83
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	220 J	5	04-30	12/87	17.60	36
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	WA,OR,AZ,ID,UT	Thrift	7,169	118	09-30	11/82	26.85	2,113
STSA	Sterling Financial Corp of WA	NASDAQ	WA,ID,MT,OR	M.B.	6,733	83	12-31	06/83	39.86	908
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Western WA	Thrift	983	10	12-31	12/85	25.00	132
HRZB	Horizon Financial Corp. of WA (3)	NASDAQ	Northwest WA	Thrift	888	16	03-31	08/86	20.20	205
RPFG	Ranier Pacific Fin Group of WA	NASDAQ	Western WA	Thrift	748	12	12-31	10/03	17.89	145
FBNW	FirstBank NW Corp. of WA	NASDAQ	West WA,ID,OR	Thrift	735	20	03-31	07/97	29.24	87
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Southwest WA	Thrift	525	13	03-31	10/97	21.64	104
[illegible]	Timberland Bancorp, Inc. of WA	NASDAQ	Westcentral WA	Thrift	460	15	09-30	01/98	24.75	96

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ		Thrift	4,488	0		/	10.08	471
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston SC,NC	Thrift	2,442	44	09-30	11/83	32.07	395
CFCP	Coastal Fin. Corp. of SC	NASDAQ	SC,NC	Thrift	1,280 J	18	09-30	09/90	15.11	240
CHFN	Charter Fincl MHC of GA (18.4)	NASDAQ	SW GA, East. AL	Thrift	1,068 J	8	09-30	10/01	39.91	784
FFBH	First Fed. Bancshares of AR	NASDAQ	Northern AR	Thrift	726	15	12-31	05/96	21.78	112
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	653	14	09-30	04/95	41.25	94
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	NASDAQ	SE GA, NE FL	Thrift	629 P	13	12-31	10/04	14.15	206
CSBC	Citizens South Banking of NC	NASDAQ	Southwest NC	Thrift	501 J	9	12-31	10/02	12.95	97
CFFC	Community Fin. Corp. of VA	NASDAQ	Central VA	Thrift	365	8	03-31	03/88	21.99	46
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	308	1	06-30	07/03	13.39	108
SSFC	South Street Fin. Corp. of NC (3)	NASDAQ	South Central NC	Thrift	215	2	12-31	10/96	10.01	31
GSLA	GS Financial Corp. of LA	NASDAQ	New Orleans LA	Thrift	207	4	12-31	04/97	18.83	22
FIFG	1st Independence Fin Grp of KY	NASDAQ		Thrift	180 J	0		/	18.86	23
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Northeast SC	Thrift	156 J	2	06-30	12/97	15.25	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	139 J	3	09-30	02/95	15.50	11
UTBI	United Tenn. Bankshares of TN	NASDAQ	Eastern TN	Thrift	123	3	12-31	01/98	20.71	25
South-West Companies										
FBTX	Franklin Bank Corp of TX	NASDAQ	Austen	Thrift	3,309	0	12-31	/	18.10	384
AABC	Access Anytime Bancorp of NM	NASDAQ	Eastern NM	Thrift	285	7	12-31	08/86	14.00	21
GUPB	GFSB Bancorp, Inc of Gallup NM	NASDAQ	Northwest NM	Thrift	228	2	06-30	06/95	20.25	23
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	NM,CO,AZ	Thrift	1,877	4	12-31	10/96	12.25	80
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 12/03/04

EXHIBIT III-2
Public Market Pricing of All MHC Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of December 3, 2004

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																	Reported		Core	
	Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
	All Public Companies	22.83	403.88	1.02	14.19	18.48	165.13	17.72	180.60	20.08	0.47	2.05	35.19	2,537	10.77	0.57	0.78	8.26	0.71	7.26
	Comparable Group Average	21.67	303.45	0.39	9.07	26.43	219.89	31.93	235.46	28.55	0.46	1.79	16.35	2,507	14.45	0.43	0.59	4.81	0.58	4.61
	Comparable Group																			
ALLB	Alliance Bank MHC of PA (20.0)	30.50	20.98	0.69	10.42	NM	292.71	27.49	292.71	NM	0.36	1.18	10.43	382	9.39	1.55	0.63	6.72	0.63	6.72
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.91	86.76	0.25	6.52	NM	228.68	34.46	235.17	NM	0.00	0.00	0.00	629	15.07	0.64	0.83	5.52	0.58	3.83
BCSB	BCSB Bankcorp MHC of MD (36.4)	17.27	37.03	0.10	6.84	NM	252.49	13.58	270.69	NM	0.50	2.90	NM	750	5.38	0.17	0.09	1.47	0.09	1.33
CFFN	Capitol Fd Fn MHC of KS (29.2)	34.79	747.95	-1.44	11.25	NM	309.24	30.14	309.24	NM	2.00	5.75	NM	8,541	9.75	0.12	-1.26	-11.33	-1.26	-11.33
CHFN	Charter Fincl MHC of GA (18.4)	41.00	146.41	0.27	13.28	NM	308.73	75.45	315.87	NM	1.00	2.44	NM	1,068	24.44	NA	0.75	3.14	0.52	2.17
CHEV	Cheviot Fin Cp MHC of OH(45.0)	12.19	54.42	0.21	7.77	NM	156.89	43.94	156.89	NM	0.20	1.64	NM	275	28.01	0.17	0.29	1.03	0.75	2.71
CSBK	Clifton Svg Bp MHC of NJ(45.0)	12.80	175.86	0.14	6.61	NM	193.65	50.45	193.65	NM	0.12	0.94	NM	775	26.05	0.03	0.56	2.12	0.56	2.12
FFFS	First Fed Serv MHC of IL(45.0)	15.00	26.46	0.49	9.24	30.61	162.34	43.72	162.34	30.61	0.28	1.87	25.71	134	26.93	0.12	1.50	7.00	1.50	7.00
GOV	Gouverneur Bcp MHC of NY(42.5)	16.50	16.02	0.35	7.82	NM	211.00	38.43	211.00	NM	0.26	1.58	31.60	98	18.21	0.86	0.88	4.64	0.85	4.51
GCBC	Green Co Bcrp MHC of NY (43.9)	31.16	28.11	1.49	15.06	21.20	206.91	22.50	206.91	20.91	0.84	2.70	24.73	285	10.88	0.14	1.10	10.12	1.11	10.26
HCBK	Hudson Cty Bcp MHC of NJ(34.5)	39.99	2582.55	1.19	7.29	32.51	NM	38.50	NM	33.61	0.76	1.90	22.17	19,321	7.02	0.13	1.29	17.04	1.25	16.48
JXSB	Jcksnville Bcp MHC of IL(46.8)	17.90	16.34	0.36	10.62	NM	168.55	13.46	197.35	NM	0.30	1.68	NM	260	7.99	0.94	0.30	3.97	0.27	3.48
KFED	K-Fed Bancorp of CA MHC (39.1)	15.10	85.89	0.28	6.23	NM	242.38	36.22	255.07	NM	0.20	1.32	27.93	607	14.94	0.01	0.73	4.85	0.68	4.53
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.26	38.53	0.17	6.73	NM	167.31	25.97	168.06	NM	0.00	0.00	0.00	330	15.52	0.32	-0.34	-2.72	0.44	3.56
NWSB	Northwest Bcrp MHC of PA(41.4)	25.92	514.51	1.03	11.07	24.45	234.15	20.54	324.81	25.17	0.48	1.85	18.75	6,225	8.77	0.67	0.88	10.39	0.86	10.10
ONFC	Oneida Fincl MHC of NY (42.4)	12.34	39.22	0.38	6.91	28.05	178.58	21.63	240.55	32.47	0.38	3.08	NM	427	12.11	0.57	0.77	6.54	0.67	5.65
PSBH	PSB Hldgs Inc MHC of CT (46.3)	12.00	38.56	0.23	7.20	NM	166.67	27.27	166.67	NM	0.00	0.00	0.00	305	16.36	0.18	0.55	3.33	0.52	3.19
PBHC	Pathfinder BC MHC of NY (35.3)	17.99	15.56	0.43	8.97	29.02	200.56	14.53	252.67	NM	0.41	2.28	NM	303	7.25	1.06	0.52	7.00	0.36	4.85
PBCT	Peoples Bank MHC of CT (41.7)	38.75	1512.22	0.78	12.64	19.18	306.57	34.44	338.13	NM	1.16	2.99	NM	10,541	11.24	0.33	1.71	17.25	0.66	6.66
SIFI	SI Fin Gp Inc MHC of CT (42.0)	12.20	64.38	0.20	6.36	NM	191.82	25.71	193.73	NM	0.00	0.00	0.00	596	13.40	0.27	-0.22	-2.20	0.44	4.40
WFD	Westfield Finl MHC of MA(46.5)	25.56	124.66	0.56	11.69	NM	218.65	32.11	218.65	NM	0.40	1.56	34.92	794	14.68	0.31	0.79	5.17	0.70	4.60

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-1
Stock Prices:
As of December 3, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of December 3, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(163)	22.99	17,856	418.0	25.60	18.96	22.84	0.52	4.76	3.69	1.26	1.11	14.91	13.62	165.08
SAIF-Insured Thrifts(144)	22.56	15,806	387.4	25.10	18.57	22.41	0.48	4.89	3.75	1.23	1.07	14.93	13.64	166.08
BIF-Insured Thrifts(19)	26.17	32,778	640.6	29.25	21.80	26.02	0.87	3.75	3.23	1.45	1.41	14.75	13.53	157.79
NYSE Traded Companies(12)	34.07	91,571	2,402.9	37.32	26.90	33.32	2.13	5.68	7.77	2.34	1.88	18.76	16.21	248.51
AMEX Traded Companies(10)	24.98	4,366	100.9	27.45	20.53	24.53	1.60	12.68	8.31	1.21	1.15	16.59	16.04	194.15
NASDAQ Listed OTC Companies(141)	21.84	11,835	253.1	24.40	18.12	21.76	0.31	4.18	3.02	1.16	1.04	14.45	13.23	155.51
California Companies(12)	33.00	23,977	878.7	34.94	25.03	32.45	1.31	19.05	20.54	2.20	1.56	17.81	16.94	243.28
Florida Companies(8)	27.99	20,634	553.8	28.97	19.61	27.19	2.82	26.81	25.99	1.29	1.28	11.47	11.05	155.66
Mid-Atlantic Companies(40)	22.12	36,594	804.6	25.29	18.00	22.07	0.07	1.17	-0.59	1.17	1.06	13.16	11.43	157.62
Mid-West Companies(64)	20.98	7,739	170.8	23.88	18.01	20.95	0.09	0.75	0.01	1.18	1.04	15.61	14.42	159.54
New England Companies(13)	28.43	18,477	329.3	31.57	24.32	27.98	1.43	8.62	4.86	1.45	1.45	17.48	16.07	184.44
North-West Companies(8)	25.87	17,084	482.4	26.82	20.98	25.68	0.81	8.89	10.86	1.45	1.35	15.61	13.68	153.57
South-East Companies(14)	19.20	7,804	123.5	21.22	16.45	19.13	0.66	-0.75	-0.74	0.82	0.60	13.98	13.36	132.12
South-West Companies(3)	16.06	11,351	205.1	17.72	13.67	16.05	-0.15	14.23	-3.28	0.74	0.44	12.78	9.09	174.35
Western Companies (Excl CA)(1)	12.85	6,520	83.8	13.91	8.91	12.25	4.90	40.90	38.92	2.04	3.91	12.59	12.59	287.93
Thrift Strategy(153)	22.57	15,219	354.0	25.25	18.71	22.41	0.52	4.08	3.16	1.22	1.09	14.86	13.64	162.57
Mortgage Banker Strategy(7)	28.12	83,441	1,973.4	29.19	21.95	27.95	0.73	14.16	11.46	1.82	1.43	15.06	11.81	202.86
Real Estate Strategy(2)	14.50	7,031	101.9	16.34	11.65	14.33	1.19	6.70	-1.02	0.75	0.52	9.09	9.09	110.10
Diversified Strategy(1)	61.22	7,036	430.7	62.75	43.07	61.67	-0.73	42.01	36.50	3.64	3.49	26.91	26.76	346.24
Companies Issuing Dividends(149)	23.12	18,375	425.0	25.72	19.20	22.97	0.56	4.21	3.28	1.29	1.14	15.08	13.80	162.66
Companies Without Dividends(13)	21.44	11,341	331.2	24.07	15.91	21.26	0.05	11.65	8.77	0.90	0.70	12.82	11.36	195.38
Equity/Assets <6%(13)	21.18	12,642	319.3	23.81	16.92	21.20	0.08	9.48	9.31	1.38	1.21	12.01	11.62	228.33
Equity/Assets 6-12%(110)	24.98	14,032	368.0	27.70	20.55	24.82	0.43	5.33	3.46	1.45	1.24	15.61	14.45	184.49
Equity/Assets >12%(40)	18.28	29,428	578.3	20.61	15.37	18.11	0.90	1.87	2.67	0.73	0.73	13.93	12.02	95.68
Actively Traded Companies(13)	29.76	43,467	1,125.7	32.58	24.73	29.52	0.96	4.47	4.26	1.74	1.70	17.44	15.13	198.92
Market Value Below $20 Million(12)	12.93	1,488	15.6	17.24	11.52	12.96	-1.17	-12.57	-13.31	0.19	-0.19	11.66	11.37	139.51
Holding Company Structure(158)	23.00	18,378	430.7	25.53	18.94	22.83	0.64	4.82	3.71	1.27	1.13	14.96	13.63	164.96
Assets Over $1 Billion(59)	26.38	42,825	1,020.7	28.43	20.77	26.02	1.30	10.00	9.27	1.51	1.32	14.50	12.44	172.36
Assets $500 Million-$1 Billion(42)	23.82	4,931	105.3	26.18	19.74	23.74	0.42	6.33	4.11	1.42	1.35	15.49	14.29	180.36
Assets $250-$500 Million(31)	20.69	2,366	44.8	23.88	18.37	20.77	-0.36	-1.32	-2.69	1.18	0.96	16.14	15.19	173.92
Assets less than $250 Million(31)	17.19	1,566	25.4	20.73	14.80	17.14	-0.05	-2.42	-2.19	0.60	0.49	13.79	13.57	120.49
Goodwill Companies(110)	24.47	22,157	537.0	26.92	20.00	24.26	0.79	5.95	4.53	1.35	1.16	15.39	13.56	173.42
Non-Goodwill Companies(52)	19.69	6,198	118.5	22.71	16.67	19.69	-0.15	2.11	1.83	1.07	1.01	13.92	13.92	148.14
Acquirors of FSLIC Cases(5)	28.14	30,118	1,005.4	32.29	23.07	27.88	-1.34	-2.94	-3.33	1.05	0.73	18.37	17.27	239.83

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of December 3, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(22)	21.67	26,610	303.4	23.95	16.69	21.58	1.05	19.43	18.84	0.45	0.39	9.07	8.56	77.73
SAIF-Insured Thrifts(16)	20.05	16,233	131.2	22.42	16.00	19.90	1.50	18.16	17.95	0.29	0.31	8.92	8.44	73.04
BIF-Insured Thrifts(6)	26.86	59,816	854.7	28.84	18.90	26.99	-0.42	23.49	21.67	0.95	0.64	9.56	8.95	92.75
AMEX Traded Companies(2)	21.03	6,130	70.3	21.18	14.16	21.03	0.30	21.89	24.30	0.50	0.46	9.75	9.75	61.28
NASDAQ Listed OTC Companies(20)	21.74	28,766	328.0	24.24	16.95	21.64	1.13	19.17	18.26	0.44	0.38	9.00	8.43	79.47
California Companies(1)	15.10	14,549	85.9	15.62	10.47	15.25	-0.98	51.00	51.00	0.30	0.28	6.23	5.92	41.69
Mid-Atlantic Companies(10)	22.72	32,165	381.1	26.21	18.28	22.63	1.04	7.97	8.03	0.68	0.64	9.00	8.20	95.08
Mid-West Companies(4)	19.97	22,446	211.3	22.18	15.91	19.94	1.36	20.35	18.63	-0.12	-0.10	9.72	9.33	77.61
New England Companies(5)	19.95	26,157	355.7	21.26	13.86	20.10	0.01	27.84	28.15	0.53	0.39	8.92	8.68	65.38
South-East Companies(2)	27.96	17,099	116.6	28.23	21.27	27.03	4.05	32.30	28.50	0.38	0.26	9.90	9.66	48.81
Thrift Strategy(21)	20.82	23,255	243.0	22.92	16.46	20.68	1.21	16.48	15.85	0.37	0.37	8.89	8.42	76.00
Diversified Strategy(1)	38.75	93,700	1,512.2	44.48	21.27	39.62	-2.20	78.32	78.57	2.02	0.78	12.64	11.46	112.50
Companies Issuing Dividends(18)	23.81	30,420	361.4	26.58	18.11	23.77	0.79	17.90	17.17	0.53	0.43	9.63	9.01	85.55
Companies Without Dividends(4)	12.59	10,415	57.1	12.77	10.65	12.31	2.14	25.93	25.93	0.09	0.21	6.70	6.64	44.52
Equity/Assets <6%(1)	17.27	5,899	37.0	22.68	13.15	16.98	1.71	-2.98	-6.90	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(8)	29.63	51,617	679.8	33.61	23.04	29.93	-0.83	14.57	13.45	0.76	0.57	10.92	9.96	120.52
Equity/Assets >12%(13)	16.74	11,665	74.8	17.62	12.75	16.41	2.24	24.53	24.57	0.27	0.29	8.03	7.81	45.09
Holding Company Structure(19)	21.58	23,335	255.5	23.81	17.12	21.43	1.32	13.92	13.22	0.38	0.39	9.17	8.65	80.71
Assets Over $1 Billion(5)	36.09	84,537	1,100.7	38.53	26.58	36.00	0.33	24.68	21.82	0.65	0.37	11.11	10.19	102.47
Assets $500 Million-$1 Billion(6)	16.31	14,678	95.8	17.65	12.17	16.15	1.24	25.57	25.13	0.24	0.26	7.38	7.21	60.75
Assets $250-$500 Million(9)	18.17	5,232	31.5	21.56	15.25	18.17	1.21	5.46	5.58	0.48	0.49	9.21	8.56	84.79
Assets less than $250 Million(2)	15.75	3,102	21.2	15.94	11.25	15.50	1.62	43.75	45.51	0.43	0.42	8.53	8.53	38.63
Goodwill Companies(11)	20.42	20,885	232.4	22.57	14.99	20.17	1.68	21.88	20.28	0.50	0.39	8.74	7.76	82.70
Non-Goodwill Companies(11)	23.05	32,907	381.6	25.47	18.55	23.14	0.35	16.72	17.25	0.39	0.39	9.43	9.43	72.27
MHC Institutions(22)	21.67	26,610	303.4	23.95	16.69	21.58	1.05	19.43	18.84	0.45	0.39	9.07	8.56	77.73
MHC Converted Last 3 Months(4)	12.59	10,415	57.1	12.77	10.65	12.31	2.14	25.93	25.93	0.09	0.21	6.70	6.64	44.52

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of December 3, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	41.61	74,960	3,119.1	42.55	33.26	40.95	1.61	11.55	11.85	2.89	2.88	18.49	16.02	303.83
BBX	BankAtlantic Bancorp of FL	19.14	59,874	1,146.0	19.41	13.70	18.62	2.79	0.95	0.74	1.19	1.38	7.67	6.22	94.84
CFB	Commercial Federal Corp. of NE	29.70	39,353	1,168.8	30.38	24.22	29.06	2.20	11.03	11.19	2.01	1.92	19.51	15.04	290.11
DSL	Downey Financial Corp. of CA	58.54	27,854	1,630.6	59.98	46.40	56.92	2.85	19.47	18.74	3.05	2.72	34.67	34.55	561.48
FED	FirstFed Financial Corp. of CA	52.60	16,433	864.4	54.30	38.16	52.05	1.06	11.91	20.92	3.93	3.71	27.88	27.53	391.81
FBC	Flagstar Bancorp, Inc. of MI	22.62	61,338	1,387.5	28.11	18.00	21.94	3.10	-1.65	5.60	2.52	1.60	11.92	11.92	208.40
NDE	IndyMac Bancorp, Inc. of CA	33.36	61,920	2,065.7	38.10	27.20	32.61	2.30	9.92	11.98	2.85	-1.44	19.64	18.35	260.66
NYB	New York Community Bcrp of NY*	19.66	265,090	5,211.7	35.57	17.59	19.35	1.60	-32.16	-31.11	1.45	1.94	11.87	4.17	89.12
PFB	PFF Bancorp, Inc. of Pomona CA	46.01	16,702	768.5	47.00	33.93	44.09	4.35	24.99	26.82	2.75	2.49	19.78	19.71	238.57
PFS	Provident Fin. Serv. Inc of NJ*	19.42	74,851	1,453.6	20.90	15.91	19.35	0.36	-5.68	2.75	0.54	0.51	15.16	9.28	87.37
SOV	Sovereign Bancorp, Inc. of PA	22.20	348,608	7,739.1	24.75	19.31	22.07	0.59	-1.03	-6.53	1.23	1.17	13.81	6.91	159.94
WES	Westcorp of Irvine CA	43.96	51,873	2,280.3	46.80	35.07	42.77	2.78	18.88	20.27	3.69	3.69	24.77	24.76	295.95
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	37.25	5,874	218.8	39.20	32.46	36.20	2.90	6.43	2.90	1.86	1.78	21.87	20.89	223.10
BFD	BostonFed Bancorp, Inc. of MA(8)	44.66	4,740	211.7	45.00	29.20	44.13	1.20	37.12	27.97	0.75	-0.35	20.82	17.34	355.12
CNY	Carver Bancorp, Inc. of NY	19.20	2,295	44.1	26.50	17.85	19.07	0.68	-18.47	-24.41	1.51	2.43	18.74	18.74	252.91
EFC	EFC Bancorp, Inc of Elgin IL	25.50	4,690	119.6	28.49	21.61	25.51	-0.04	9.44	6.69	1.38	1.39	17.74	17.74	213.01
FDT	Federal Trust Corp of FL	10.25	8,062	82.6	10.75	6.90	10.15	0.99	28.77	28.13	0.41	0.37	4.82	4.82	67.70
GOV	Gouverneur Bcp MHC of NY(42.5)	16.50	2,283	16.0	16.50	11.50	16.25	1.54	37.50	41.03	0.36	0.35	7.82	7.82	42.94
SZB	SouthFirst Bancshares of AL	15.65	719	11.3	18.75	14.85	15.50	0.97	-7.94	-9.54	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	40.00	2,271	90.8	41.75	34.10	41.25	-3.03	10.50	10.25	2.61	2.54	26.55	24.78	287.55
WSB	Washington SB, FSB of Bowie MD	13.55	7,346	99.5	13.64	8.75	13.40	1.12	44.92	46.49	1.21	0.94	6.64	6.64	70.99
WFD	Westfield Finl MHC of MA(46.5)*	25.56	9,976	124.7	25.86	16.81	25.80	-0.93	6.28	7.58	0.63	0.56	11.69	11.69	79.61
WFI	Winton Financial Corp. of OH(8)	22.79	4,746	108.2	22.85	12.70	22.48	1.38	68.81	73.18	1.00	0.89	10.20	10.19	116.28
WRO	Woronoco Bancorp, Inc. of MA	38.40	3,668	140.9	40.50	27.75	35.15	9.25	27.79	5.93	1.56	1.50	22.16	21.28	244.95
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	19.30	1,223	23.6	25.00	17.32	18.86	2.33	-13.02	-15.24	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	14.50	981	14.2	19.36	13.12	14.50	0.00	-8.75	1.05	0.98	1.04	13.41	13.41	157.36
ASBP	ASB Financial Corp. of OH	21.50	1,686	36.2	29.24	21.05	21.12	1.80	-6.52	-4.70	1.19	1.18	10.74	10.74	100.36
AABC	Access Anytime Bancorp of NM	13.75	1,476	20.3	14.74	13.00	14.00	-1.79	1.78	-3.24	0.72	0.25	13.22	8.68	192.81
AFBC	Advance Fin. Bancorp of WV(8)	25.82	1,398	36.1	26.75	17.00	25.81	0.04	31.94	41.63	1.69	1.42	15.91	11.48	224.29
ALLB	Alliance Bank MHC of PA (20.0)	30.50	3,441	21.0	40.50	26.45	30.50	0.00	1.67	8.93	0.69	0.69	10.42	10.42	110.95
ASBI	Ameriana Bancorp of IN	15.21	3,150	47.9	18.00	14.07	15.12	0.60	-0.13	4.90	0.61	0.54	12.42	12.24	137.79
ABCW	Anchor BanCorp Wisconsin of WI	29.15	23,029	671.3	29.75	23.94	28.85	1.04	19.47	17.07	1.88	1.24	13.74	12.84	169.97
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.91	14,548	86.8	15.15	11.37	14.15	5.37	49.10	49.10	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	21.40	1,681	36.0	22.46	16.48	19.21	11.40	15.55	9.46	1.09	1.41	16.20	16.20	109.85
BCSB	BCSB Bankcorp MHC of MD (36.4)	17.27	5,899	37.0	22.68	13.15	16.98	1.71	-2.98	-6.90	0.11	0.10	6.84	6.38	127.13
BFCF	BFC Financial Corp. of FL(8)	11.50	21,293	244.9	14.00	8.45	11.68	-1.54	21.05	28.92	0.00	0.00	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	12.27	78,410	962.1	12.59	9.65	12.22	0.41	3.54	7.73	0.34	0.34	9.24	8.51	40.49
BKUNA	BankUnited Fin. Corp. of FL	31.28	30,059	940.2	31.98	24.18	29.98	4.34	19.71	21.29	1.67	1.63	16.19	15.24	289.78
BRBI	Blue River Bancshares of IN	5.42	3,406	18.5	7.00	5.15	5.35	1.31	-12.30	-13.14	0.06	0.05	4.77	3.73	62.73
BYFC	Broadway Financial Corp. of CA	12.63	1,519	19.2	15.00	11.01	12.60	0.24	-9.59	-2.85	1.09	0.99	8.68	8.68	175.94
BRKL	Brookline Bancorp, Inc. of MA*	16.18	58,825	951.8	16.36	13.75	15.98	1.25	9.03	5.48	0.29	0.25	9.95	9.95	27.93
CITZ	CFS Bancorp, Inc of Munster IN	13.72	12,310	168.9	15.20	12.44	13.80	-0.58	-2.90	-7.30	-0.05	-0.11	12.38	12.26	116.16
CKFB	CKF Bancorp of Danville KY	19.12	1,466	28.0	20.00	15.01	18.00	6.22	20.10	14.15	1.20	1.20	10.95	10.20	104.39
CAFI	Camco Fin Corp of Cambridge OH	15.25	7,641	116.5	17.98	12.63	15.30	-0.33	-11.59	-12.00	0.60	0.50	12.70	11.78	148.42
CFFN	Capitol Fd Fn MHC of KS (29.2)	34.79	73,991	748.0	39.58	29.27	35.59	-2.25	-0.66	-3.55	-1.44	-1.44	11.25	11.25	115.43
CEBK	Central Bncrp of Somerville MA*	30.25	1,589	48.1	38.00	26.00	30.85	-1.94	-14.31	-17.15	1.12	0.89	24.12	22.72	317.81
GCFC	Central Federal Corp. of OH	12.86	2,062	26.5	18.00	10.95	12.50	2.88	-14.44	-20.07	-1.21	-1.11	8.92	8.92	72.00
CHFN	Charter Fincl MHC of GA (18.4)	41.00	19,650	146.4	41.30	31.17	39.91	2.73	15.49	7.89	0.39	0.27	13.28	12.98	54.34
CHEV	Cheviot Fin Cp MHC of OH(45.0)	12.19	9,919	54.4	13.75	10.17	11.50	6.00	21.90	21.90	0.08	0.21	7.77	7.77	27.74
CTZN	Citizens First Bancorp of MI	25.28	8,271	209.1	26.40	20.53	25.65	-1.44	6.89	10.88	1.08	1.04	19.56	17.90	163.11
CFSB	Citizens First Fin Corp. of IL(8)	32.50	1,499	48.7	33.49	20.00	32.60	-0.31	22.64	27.45	1.13	1.00	22.82	22.82	218.21
CSBC	Citizens South Banking of NC	13.49	7,452	100.5	14.75	12.40	12.95	4.17	-5.99	-3.30	0.49	0.38	9.75	8.74	68.01
CSBK	Clifton Svg Bp MHC of NJ(45.0)	12.80	30,530	175.9	14.25	10.50	12.62	1.43	28.00	28.00	0.14	0.14	6.61	6.61	25.37
CFCP	Coastal Fin. Corp. of SC	15.30	15,893	243.2	15.82	11.82	15.11	1.26	10.55	4.79	0.87	0.83	4.92	4.92	80.53
CCBI	Commercial Capital Bcrp of CA	24.00	54,362	1,304.7	24.99	14.70	23.00	4.35	48.79	49.44	0.78	0.75	11.20	4.51	91.36
CFFC	Community Fin. Corp. of VA	21.58	2,079	44.9	24.70	18.20	21.99	-1.86	13.28	9.27	1.72	1.72	14.45	14.44	175.63
CIBI	Community Inv. Bncp, Inc of OH	14.75	1,079	15.9	17.00	13.00	14.77	-0.14	6.50	-1.47	0.78	0.73	12.38	12.38	113.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of December 3, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/	Shares Outst-	Market Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
Financial Institution		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2000(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
DCOM	Dime Community Bancshars of NY*	18.28	37,350	682.8	21.51	15.52	17.87	2.29	-11.26	-10.87	1.23	1.18	7.51	6.01	91.44
ESBF	ESB Financial Corp. of PA	14.40	10,710	154.2	16.73	10.63	15.00	-4.00	-7.46	-10.56	0.91	0.84	9.13	8.43	129.66
ESBK	Elmira Svgs Bank, FSB of NY*	30.25	1,093	33.1	33.35	26.86	30.70	-2.47	8.85	6.48	2.35	1.91	20.10	19.66	290.52
FFDF	FFD Financial Corp of Dover OH	15.50	1,188	18.4	16.50	13.00	15.25	1.64	3.61	5.08	0.60	0.45	14.17	14.17	115.10
FFLC	FFLC Bancorp of Leesburg FL	33.11	5,405	179.0	35.00	24.26	32.11	3.11	14.21	15.17	1.76	1.69	15.28	15.28	192.36
FFWC	FFW Corporation of Wabash IN	22.25	1,285	28.6	26.12	20.14	23.50	-5.32	0.45	1.14	1.90	1.81	18.49	17.74	191.37
FMCO	FMS Fin Corp. of Burlington NJ	17.99	6,501	117.0	20.50	15.15	18.00	-0.06	-2.76	-0.06	1.36	1.32	10.57	10.14	189.40
FSBI	Fidelity Bancorp, Inc. of PA	23.50	2,673	62.8	24.35	19.75	23.75	-1.05	3.75	0.04	1.62	1.45	15.74	14.67	234.84
FFFL	Fidelity Bankshares, Inc of FL	40.88	15,132	618.6	43.05	27.90	40.46	1.04	41.70	30.19	1.39	1.46	13.36	13.19	227.63
FFED	Fidelity Fed. Bancorp of IN(8)	1.78	11,000	19.6	2.55	1.32	1.77	0.56	10.56	12.66	0.03	0.01	1.47	1.47	18.35
FBTC	First BancTrust Corp of IL	12.30	2,500	30.8	13.75	11.05	12.25	0.41	1.65	1.40	0.52	0.42	10.89	10.89	89.87
FBEI	First Bancorp of Indiana of IN	19.70	1,609	31.7	23.40	19.05	19.70	0.00	-3.71	-1.84	0.28	0.05	18.39	17.15	168.36
FBSI	First Bancshares, Inc. of MO	20.10	1,614	32.4	22.15	18.25	19.70	2.03	-2.90	-4.29	1.92	1.85	17.60	17.31	162.19
FCAP	First Capital, Inc. of IN	21.00	2,816	59.1	25.00	19.55	21.00	0.00	1.06	0.00	1.23	1.22	15.97	13.86	150.65
FCFL	First Community Bk Corp of FL	25.30	2,115	53.5	26.19	14.30	24.55	3.05	62.70	65.36	0.90	0.86	10.94	10.74	106.85
FDEF	First Defiance Fin. Corp of OH	27.50	6,286	172.9	29.00	22.01	27.47	0.11	0.73	6.18	1.61	1.41	19.95	16.94	175.37
FFFS	First Fed Serv MHC of IL(45.0)	15.00	3,920	26.5	15.37	11.00	14.75	1.69	50.00	50.00	0.49	0.49	9.24	9.24	34.31
FFBH	First Fed. Bancshares of AR	22.03	5,134	113.1	22.92	18.00	21.78	1.15	16.44	7.46	1.46	1.38	14.58	14.58	141.48
FFBI	First Federal Bancshares of IL	23.00	1,317	30.3	36.00	20.10	23.01	-0.04	-34.40	-34.66	1.35	1.10	18.00	16.79	239.00
FFSX	First Federal Bankshares of IA	23.30	3,700	86.2	25.20	20.00	23.48	-0.77	-6.24	-5.52	1.69	1.81	19.59	14.55	154.16
FFBZ	First Federal Bncrp, Inc of OH(8)	13.20	3,386	44.7	15.00	8.06	13.20	0.00	52.42	45.53	0.49	0.44	6.98	6.98	76.31
FFCH	First Fin. Holdings Inc. of SC	33.10	12,303	407.2	34.14	25.75	32.07	3.21	5.45	5.85	2.00	1.87	13.43	11.60	198.51
FFHS	First Franklin Corp. of OH	20.50	1,648	33.8	22.00	16.41	19.50	5.13	14.53	14.08	0.53	0.37	14.67	14.67	166.24
FKFS	First Keystone Fin., Inc of PA	22.15	1,926	42.7	29.00	21.40	22.99	-3.65	-16.89	-18.86	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	23.50	2,491	58.5	26.00	20.26	25.90	-9.27	9.05	8.80	1.70	1.92	17.99	16.63	304.11
FMSB	First Mutual Bncshrs Inc of WA*	24.87	5,285	131.4	26.45	20.45	25.00	-0.52	9.85	11.67	1.71	1.51	10.97	10.97	186.03
FNFG	First Niagara Fin. Group of NY*	14.63	83,551	1,222.4	15.78	11.49	14.25	2.67	-3.43	-2.27	0.43	0.42	8.72	7.34	42.96
FNFI	First Niles Fin., Inc. of OH	17.30	1,385	24.0	20.70	16.51	17.30	0.00	0.87	-2.54	0.77	0.65	11.64	11.64	70.74
FPTB	First PacTrust Bancorp of CA	26.11	4,645	121.3	27.90	19.53	26.30	-0.72	18.47	16.98	1.10	1.09	16.87	16.87	145.22
FPFC	First Place Fin. Corp. of OH	22.76	14,986	341.1	23.10	16.44	21.80	4.40	23.29	16.54	0.96	0.79	15.07	10.18	152.16
FBNW	FirstBank NW Corp. of WA	28.95	2,962	85.7	31.05	24.50	29.24	-0.99	-6.01	-4.61	2.05	1.71	23.69	16.89	248.24
FFIC	Flushing Fin. Corp. of NY*	20.89	19,183	400.7	21.49	16.35	20.73	0.77	15.16	14.28	1.22	1.21	8.16	7.95	106.24
FKKY	Frankfort First Bancorp of KY(8)	24.59	1,267	31.2	26.36	20.00	24.99	-1.60	19.95	18.22	0.72	0.72	13.74	13.74	107.79
FBTX	Franklin Bank Corp of TX	18.37	21,225	389.9	20.70	14.33	18.10	1.49	26.69	-3.32	0.75	0.62	12.33	9.50	155.88
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	23.50	1,147	27.0	25.98	19.00	20.25	16.05	18.99	7.35	1.30	1.36	16.48	16.48	198.72
GSLA	GS Financial Corp. of LA	18.83	1,291	24.3	20.00	17.73	18.83	0.00	-1.67	-3.14	0.47	0.58	22.41	22.41	160.49
GTPS	Great American Bancorp of IL	26.28	735	19.3	36.75	23.00	25.50	3.06	-23.27	-24.94	1.68	1.67	23.59	22.93	212.94
PEDE	Great Pee Dee Bancorp of SC	15.50	1,815	28.1	18.00	14.99	15.25	1.64	-9.57	-11.93	0.68	0.62	14.73	14.18	89.74
GAFC	Greater Atlant. Fin Corp of VA	6.50	3,014	19.6	8.25	5.70	6.49	0.15	-14.81	-20.25	-1.19	-3.19	5.65	5.22	144.08
GCBC	Green Co Bcrp MHC of NY (43.9)	31.16	2,056	28.1	36.00	28.16	32.90	-5.29	-6.73	-6.14	1.47	1.49	15.06	15.06	138.46
HFFC	HF Financial Corp. of SD	18.60	3,545	65.9	18.99	14.05	18.93	-1.74	12.39	13.76	1.51	1.33	15.02	13.63	241.81
HMNF	HMN Financial, Inc. of MN	31.76	4,437	140.9	33.00	22.98	31.00	2.45	30.11	30.75	2.10	1.81	18.66	17.72	215.31
HARB	Harbor Florida Bancshrs of FL	36.00	23,789	856.4	36.42	26.02	34.48	4.41	19.60	21.05	1.72	1.60	12.05	11.88	110.43
HARL	Harleysville Svgs Fin Cp of PA	28.50	2,299	65.5	34.50	25.75	29.90	-4.68	-2.33	-4.68	2.11	2.02	19.27	19.27	312.41
HWFG	Harrington West Fncl Grp of CA	17.70	5,279	93.4	19.70	13.16	17.59	0.63	28.73	27.98	1.52	1.43	9.53	8.59	205.05
HIFS	Hingham Inst. for Sav. of MA*	42.25	2,081	87.9	44.97	39.00	42.41	-0.38	1.81	1.71	2.78	2.76	21.04	21.04	254.29
HCFC	Home City Fin. Corp. of OH	15.90	824	13.1	18.25	14.55	15.19	4.67	-8.36	-7.83	0.79	0.79	15.13	14.79	192.22
HWEN	Home Financial Bancorp of IN	5.40	1,356	7.3	7.25	4.79	6.00	-10.00	-11.48	-14.42	0.28	0.36	5.34	5.34	49.14
HLFC	Home Loan Financial Corp of OH	20.75	1,689	35.0	21.40	18.25	21.00	-1.19	-2.08	7.79	1.01	0.93	13.40	13.40	94.95
HFBC	HopFed Bancorp, Inc. of KY	17.00	3,639	61.9	18.50	16.03	17.00	0.00	-2.07	-2.39	1.10	1.01	13.47	11.95	157.48
HRZB	Horizon Financial Corp. of WA*	21.28	10,168	216.4	22.56	16.73	20.20	5.35	20.84	21.53	1.26	1.12	10.54	10.49	87.38
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	39.99	186,013	2,582.6	40.62	31.40	39.49	1.27	9.29	4.74	1.23	1.19	7.29	7.29	103.87
HRBT	Hudson River Bancorp Inc of NY(8)	20.26	30,446	616.8	21.44	16.44	19.95	1.55	17.93	3.79	1.08	1.11	9.69	7.39	83.40
ICBC	Independence Comm Bnk Cp of NY	42.45	84,544	3,588.9	43.38	34.30	40.57	4.63	16.62	18.02	2.32	2.30	26.54	12.03	208.55
IFSB	Independence FSB of DC	9.74	1,552	15.1	25.49	8.53	11.43	-14.79	-51.90	-58.13	-2.12	-3.19	11.03	11.03	118.63
JXSB	Jcksnville Bcp MHC of IL(46.8)	17.90	1,953	16.3	20.00	13.20	17.90	0.00	10.15	6.17	0.41	0.36	10.62	9.07	132.98
JFBI	Jefferson Bancshares Inc of TN	13.20	8,072	106.6	14.89	11.30	13.39	-1.42	-10.39	-4.35	0.49	0.49	11.26	11.26	38.21
KFED	K-Fed Bancorp of CA MHC (39.1)	15.10	14,549	85.9	15.62	10.47	15.25	-0.98	51.00	51.00	0.30	0.28	6.23	5.92	41.69
KNBT	KNBT Bancorp, Inc. of PA	17.17	30,625	525.8	17.99	14.17	17.11	0.35	0.70	-2.33	-0.01	0.46	12.60	11.14	74.85
LSBX	LSB Corp of No. Andover MA*	18.87	4,320	81.5	20.81	15.00	19.20	-1.72	8.20	9.01	1.42	2.03	13.31	13.31	115.97
LSBI	LSB Fin. Corp. of Lafayette IN	26.78	1,435	38.4	27.62	20.95	26.50	1.06	4.86	2.25	1.95	1.72	20.61	20.61	244.93
LARL	Laurel Capital Group Inc of PA	23.50	1,929	45.3	26.20	19.39	25.00	-6.00	15.48	-5.05	0.88	0.87	14.26	12.40	158.96
LNCB	Lincoln Bancorp of IN	19.12	5,341	102.1	21.52	16.12	19.65	-2.70	1.16	-4.16	0.70	0.71	18.96	13.72	155.19
MAFB	MAF Bancorp, Inc. of IL	45.08	32,650	1,471.9	47.25	39.27	44.83	0.56	1.99	7.59	3.08	2.89	28.60	20.21	285.48
MFBC	MFB Corp. of Mishawaka IN	29.25	1,329	38.9	35.00	27.56	30.00	-2.50	-10.39	-3.97	2.02	1.30	26.87	26.87	322.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of December 3, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
MASB	MassBank Corp. of Reading MA*	37.23	4,401	163.8	44.27	32.05	37.50	-0.72	-9.75	-13.44	1.66	1.42	25.13	24.88	222.23
MTXC	Matrix Bancorp, Inc. of CO	12.85	6,520	83.8	13.91	8.91	12.25	4.90	40.90	38.92	2.04	3.91	12.59	12.59	287.93
MFLR	Mayflower Co-Op. Bank of MA*	17.85	2,051	36.6	21.00	14.67	17.60	1.42	11.21	18.92	0.91	0.82	8.63	8.58	107.41
MCBF	Monarch Community Bncrp of MI	13.67	2,710	37.0	16.39	12.57	13.87	-1.44	-13.48	-15.15	-0.01	-0.10	15.39	11.68	103.54
MFSF	MutualFirst Fin. Inc. of IN	24.01	4,782	114.8	26.20	20.94	23.65	1.52	-5.44	-4.38	1.49	1.36	18.76	18.58	173.60
MYST	Mystic Financial, Inc. of MA(8)*	41.00	1,566	64.2	41.66	27.66	40.75	0.61	44.37	35.63	1.05	0.82	17.72	17.72	280.60
NASB	NASB Fin, Inc. of Grandview MO	39.79	8,458	336.5	44.50	34.27	40.05	-0.65	-2.50	-5.06	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	28.75	2,083	59.9	35.67	27.61	28.73	0.07	-10.16	-15.07	2.47	2.32	20.61	14.79	286.15
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.26	7,604	38.5	11.34	10.26	11.00	2.36	12.60	12.60	-0.13	0.17	6.73	6.70	43.35
NTBK	NetBank, Inc. of Alpharetta GA	10.27	46,747	480.1	14.83	8.99	10.08	1.88	-23.19	-23.07	0.53	-1.27	9.36	7.67	96.01
NABC	NewAlliance Bancshares of CT	14.93	114,159	1,704.4	15.72	12.92	14.78	1.01	49.30	49.30	-0.04	0.29	12.40	8.21	55.05
NMIL	Newmil Bancorp, Inc. of CT*	30.74	4,200	129.1	30.74	26.36	29.40	4.56	15.30	5.82	1.95	1.90	13.11	11.13	173.91
FFFD	North Central Bancshares of IA	38.60	1,547	59.7	39.60	34.90	38.50	0.26	2.39	4.78	3.50	3.50	26.82	23.61	293.12
NEIB	Northeast Indiana Bncrp of IN	21.90	1,425	31.2	23.20	19.95	21.90	0.00	0.69	4.09	1.18	1.12	18.23	18.23	160.48
NEPF	Northeast PA Fin. Corp of PA	16.06	3,976	63.9	19.80	15.16	16.90	-4.97	-18.60	-16.40	1.28	1.15	14.70	12.09	210.26
NWSB	Northwest Bcrp MHC of PA(41.4)	25.92	49,330	514.5	26.67	19.81	25.39	2.09	20.95	21.46	1.06	1.03	11.07	7.98	126.20
OCFC	OceanFirst Fin. Corp of NJ	25.27	13,131	331.8	27.99	21.30	24.91	1.45	-8.61	-6.92	1.32	0.82	10.42	10.32	144.04
ONFC	Oneida Fincl MHC of NY (42.4)	12.34	7,489	39.2	17.65	8.74	11.55	6.84	-19.50	-16.28	0.44	0.38	6.91	5.13	57.05
PBNC	PFS Bancorp Inc. of Aurora IN	15.25	1,474	22.5	24.26	14.77	15.21	0.26	-23.75	-22.39	0.59	0.59	18.57	18.57	86.26
PHSB	PHSB Financial Corp. of PA(8)	26.83	2,903	77.9	27.00	17.60	26.85	-0.07	36.26	24.79	1.04	0.50	15.96	15.96	116.25
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	12.00	6,943	38.6	12.25	10.25	12.00	0.00	20.00	20.00	0.24	0.23	7.20	7.20	44.00
PVFC	PVF Capital Corp. of Solon OH	14.50	7,031	101.9	16.34	11.65	14.33	1.19	6.70	-1.02	0.75	0.52	9.09	9.09	110.10
PPBI	Pacific Premier Bncrp of CA(8)	14.50	5,259	76.3	15.25	9.20	13.86	4.62	57.61	30.75	1.17	1.35	8.13	8.13	92.82
PBCI	Pamrapo Bancorp, Inc. of NJ	24.00	4,975	119.4	29.60	19.45	23.68	1.35	-2.91	-5.33	1.65	1.65	10.89	10.89	129.83
PFED	Park Bancorp of Chicago IL	32.00	1,144	36.6	35.05	28.32	31.36	2.04	10.88	10.12	2.22	2.09	26.74	26.74	236.17
PVSA	Parkvale Financial Corp of PA	29.76	5,581	166.1	33.20	25.21	31.50	-5.52	3.51	10.84	1.83	1.76	19.03	17.05	287.09
PRTR	Partners Trust Fin. Grp. of NY	11.04	49,032	541.3	21.27	9.35	11.10	-0.54	-22.03	-36.66	0.23	0.29	10.94	5.30	74.67
PBHC	Pathfinder BC MHC of NY (35.3)*	17.99	2,448	15.6	21.00	14.77	18.03	-0.22	3.57	-2.55	0.62	0.43	8.97	7.12	123.79
PFSB	PennFed Fin. Services of NJ	17.06	13,778	235.1	18.48	13.90	17.08	-0.12	6.89	1.85	0.91	0.90	8.92	8.85	142.42
PFDC	Peoples Bancorp of Auburn IN	21.70	3,368	73.1	28.00	21.00	21.00	3.33	-10.55	-9.58	1.45	1.38	18.83	17.99	146.52
PBCT	Peoples Bank MHC of CT (41.7)*	38.75	93,700	1,512.2	44.48	21.27	39.62	-2.20	78.32	78.57	2.02	0.78	12.64	11.46	112.50
PCBI	Peoples Community Bcrp. of OH	23.16	3,899	90.3	24.50	19.83	23.56	-1.70	9.71	2.93	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	14.37	1,433	20.6	18.50	14.09	15.75	-8.76	-1.91	-9.51	0.67	0.67	12.29	12.29	94.06
PFSL	Pocahontas Bancorp, Inc. of AR	15.50	4,571	70.9	18.11	13.65	14.93	3.82	11.51	-2.76	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	13.75	39,655	545.3	13.78	9.77	13.16	4.48	27.67	29.72	0.28	0.33	8.82	7.02	46.05
PROV	Provident Fin. Holdings of CA	28.27	6,993	197.7	29.58	22.00	29.21	-3.22	24.48	16.91	2.41	0.75	16.03	16.01	206.83
PULB	Pulaski Fin Cp of St. Louis MO	20.65	5,485	113.3	20.70	14.40	19.75	4.56	27.31	22.33	1.07	0.47	7.47	7.37	116.19
RPFG	Ranier Pacific Fin Group of WA	17.79	8,102	144.1	18.35	15.22	17.89	-0.56	9.07	11.75	-0.23	-0.23	12.96	12.94	92.31
RIVR	River Valley Bancorp of IN	22.50	1,607	36.2	30.25	20.50	23.50	-4.26	-6.25	-23.55	1.51	1.28	13.91	13.89	170.65
RVSB	Riverview Bancorp, Inc. of WA	21.80	4,800	104.6	22.30	19.26	21.64	0.74	0.93	2.54	1.51	1.53	14.10	12.05	109.47
ROME	Roma Bncp Inc MHC of NY (38.5)(8)*	28.50	4,227	46.5	36.00	25.15	28.25	0.88	-4.23	-8.24	0.50	0.44	8.42	8.42	62.03
SIFI	SI Fin Gp Inc MHC of CT (42.0)	12.20	12,564	64.4	12.35	10.70	12.10	0.83	22.00	22.00	-0.10	0.20	6.36	6.33	47.45
SVBI	Severn Bancorp, Inc. of MD	41.00	4,159	170.5	41.00	26.05	38.51	6.47	32.17	28.33	2.94	2.90	13.76	13.68	165.65
SFFS	Sound Fed Bancorp, Inc. of NY	15.39	12,578	193.6	17.05	12.51	15.20	1.25	-5.47	-1.28	0.49	0.50	10.29	9.18	76.75
SSFC	South Street Fin. Corp. of NC*	10.01	3,059	30.6	10.80	9.13	10.01	0.00	-4.67	-4.12	0.28	0.28	8.46	8.46	70.35
STSA	Sterling Financial Corp of WA	40.25	22,791	917.3	41.25	28.55	39.86	0.98	30.05	29.38	2.18	2.10	19.62	13.86	295.44
STBI	Sturgis Bancorp, Inc. of MI	14.80	2,723	40.3	15.87	12.26	14.82	-0.13	-1.14	4.30	0.70	0.57	10.50	8.58	114.74
SYNF	Synergy Financial Group of NJ	11.55	12,452	143.8	11.59	9.00	11.39	1.40	10.53	14.93	0.32	0.32	8.49	8.43	67.28
THRD	TF Fin. Corp. of Newtown PA	32.50	2,908	94.5	35.47	26.30	32.95	-1.37	-7.28	-4.97	2.23	2.23	20.01	18.43	216.46
TONE	TierOne Corp. of Lincoln NE	25.29	18,286	462.5	25.88	19.77	24.94	1.40	6.08	10.15	1.25	1.22	14.76	11.63	156.13
TSBK	Timberland Bancorp, Inc. of WA	24.50	3,882	95.1	25.00	21.00	24.75	-1.01	-0.45	7.98	1.44	1.37	18.76	18.76	118.60
TRST	TrustCo Bank Corp NY of NY	13.72	74,143	1,017.2	14.19	11.80	13.99	-1.93	4.65	4.33	0.75	0.65	3.02	3.02	38.27
UCBC	Union Community Bancorp of IN	18.51	1,935	35.8	19.60	16.53	18.75	-1.28	7.93	6.01	0.92	0.92	17.19	15.77	133.21
UCFC	United Community Fin. of OH	11.55	31,177	360.1	13.99	10.43	11.41	1.23	2.21	1.23	0.51	0.40	7.86	6.68	71.34
UPFC	United PanAm Fin. Corp of CA	19.81	16,164	320.2	21.00	14.20	19.85	-0.20	13.46	18.69	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	20.50	1,197	24.5	20.71	15.75	20.71	-1.01	9.74	26.70	1.72	1.66	14.92	14.30	102.57
WSFS	WSFS Financial Corp. of DE*	61.22	7,036	430.7	62.75	43.07	61.67	-0.73	42.01	36.50	3.64	3.49	26.91	26.76	346.24
WVFC	WVS Financial Corp. of PA	17.48	2,447	42.8	19.98	16.00	17.27	1.22	0.46	-0.11	1.14	1.07	11.91	11.91	159.45
WFSL	Washington Federal, Inc. of WA	27.51	78,680	2,164.5	27.59	22.13	26.85	2.46	6.83	6.63	1.68	1.68	14.24	13.49	91.12
WAYN	Wayne Savings Bancshares of OH	16.46	3,692	60.8	21.00	14.79	16.78	-1.91	3.59	-8.56	0.66	0.63	11.39	10.99	104.67
WYPT	Waypoint Financial Corp of PA(8)	27.91	33,456	933.8	28.35	21.00	27.78	0.47	29.15	28.68	1.03	0.88	12.65	12.02	159.97
WEFC	Wells Fin. Corp. of Wells MN	31.95	1,163	37.2	34.79	22.16	33.00	-3.18	0.79	6.50	1.74	0.97	24.87	24.87	199.89
WGBC	Willow Grove Bancorp Inc of PA	19.45	9,750	189.6	19.55	14.85	18.09	7.52	14.75	9.52	0.65	0.59	10.71	10.62	100.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of December 3, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(144)	10.05	9.16	0.78	8.52	4.87	0.68	7.26	0.65	175.15	0.99	18.02	154.36	15.08	169.87	19.79	0.46	2.06	34.48
BIF-Insured Thrifts(19)	11.73	10.46	1.03	10.40	5.30	1.04	10.29	0.13	508.03	1.03	18.27	182.01	20.34	197.45	19.35	0.52	2.26	39.74
NYSE Traded Companies(12)	8.62	6.60	1.11	13.67	6.86	0.97	11.39	0.35	263.13	0.96	14.43	184.04	15.33	221.68	15.31	0.60	2.00	28.43
AMEX Traded Companies(10)	8.45	8.23	0.76	9.11	4.50	0.68	8.14	0.52	229.29	0.83	18.19	158.46	13.52	162.49	18.66	0.51	2.07	32.48
NASDAQ Listed OTC Companies(141)	10.51	9.64	0.78	8.27	4.77	0.71	7.25	0.62	200.22	1.01	18.40	155.21	15.89	169.54	20.23	0.45	2.09	36.09
California Companies(12)	7.75	6.99	1.04	13.58	6.72	0.78	10.07	0.19	430.66	1.31	16.55	191.32	14.88	192.67	18.60	0.45	1.48	22.03
Florida Companies(8)	7.97	7.64	0.99	12.14	4.66	0.98	12.11	0.28	262.82	0.82	22.44	244.01	19.65	255.83	22.90	0.27	0.92	20.33
Mid-Atlantic Companies(40)	9.69	8.21	0.83	9.29	4.11	0.78	7.91	0.31	240.18	1.07	17.53	167.29	16.44	193.38	18.80	0.45	2.03	37.82
Mid-West Companies(64)	10.46	9.72	0.73	7.43	5.17	0.64	6.44	0.92	113.58	0.91	18.18	136.97	13.98	149.46	20.46	0.51	2.44	40.78
New England Companies(13)	12.58	11.48	0.82	8.42	4.81	0.89	8.76	0.10	531.91	1.07	18.84	165.78	20.08	182.47	20.19	0.59	2.09	40.01
North-West Companies(8)	11.56	10.63	1.06	10.18	5.36	1.00	9.47	0.22	447.03	1.21	15.98	171.45	19.13	193.04	17.15	0.48	1.98	32.60
South-East Companies(14)	12.13	11.65	0.71	6.52	3.79	0.52	4.42	0.92	134.75	0.92	18.57	146.03	16.21	153.85	19.68	0.44	2.29	32.04
South-West Companies(3)	7.38	5.30	0.51	6.40	4.66	0.31	3.73	0.32	102.76	0.47	21.80	126.50	9.46	175.89	29.63	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.37	4.37	0.77	18.20	15.88	1.47	34.88	1.87	31.18	0.76	6.30	102.07	4.46	102.07	3.29	0.00	0.00	0.00
Thrift Strategy(153)	10.39	9.48	0.80	8.52	4.85	0.72	7.46	0.60	200.70	0.99	18.16	155.72	15.76	169.28	19.76	0.48	2.14	36.32
Mortgage Banker Strategy(7)	7.65	6.01	1.04	13.48	6.49	0.85	11.09	0.37	311.86	1.04	15.77	192.70	14.79	253.41	18.20	0.31	1.13	16.37
Real Estate Strategy(2)	8.26	8.26	0.72	8.45	5.17	0.50	5.86	1.45	40.14	0.70	19.33	159.52	13.17	159.52	27.88	0.30	2.07	40.00
Diversified Strategy(1)	7.77	7.73	1.12	13.59	5.95	1.08	13.03	0.20	495.41	1.60	16.82	227.50	17.68	228.77	17.54	0.24	0.39	6.59
Companies Issuing Dividends(149)	10.52	9.57	0.84	9.02	5.22	0.77	8.03	0.60	213.56	0.98	18.02	157.39	16.06	172.19	19.77	0.50	2.25	37.88
Companies Without Dividends(13)	6.92	6.13	0.38	5.40	1.19	0.20	2.56	0.55	112.72	1.20	18.52	161.89	11.40	184.07	19.30	0.00	0.00	0.00
Equity/Assets <6%(13)	5.22	5.05	0.63	11.05	5.68	0.50	8.43	0.43	215.20	0.76	14.47	174.20	9.32	179.99	16.37	0.32	1.43	21.19
Equity/Assets 6-12%(110)	8.70	8.08	0.84	9.76	5.37	0.72	8.31	0.62	195.55	1.02	17.52	164.83	14.33	179.90	19.21	0.50	2.06	32.91
Equity/Assets >12%(40)	15.78	13.81	0.78	5.43	3.54	0.81	5.61	0.56	234.59	1.01	21.44	134.46	21.22	152.21	22.97	0.43	2.34	48.79
Actively Traded Companies(13)	9.42	8.41	1.02	10.97	5.83	1.01	10.80	0.39	312.29	1.02	17.93	175.10	16.42	207.26	19.22	0.62	2.23	34.93
Market Value Below $20 Million(12)	8.61	8.35	0.14	0.57	-0.33	-0.10	-3.62	0.89	72.22	0.72	18.03	111.57	9.45	116.39	18.89	0.36	1.73	35.88
Holding Company Structure(158)	10.32	9.35	0.81	8.76	5.05	0.74	7.73	0.59	206.30	1.00	18.15	157.29	15.77	173.15	19.84	0.47	2.10	35.27
Assets Over $1 Billion(59)	10.22	8.57	0.97	11.26	5.44	0.88	10.04	0.44	246.45	1.11	17.83	184.21	18.24	212.83	19.71	0.45	1.81	30.60
Assets $500 Million-$1 Billion(42)	9.21	8.55	0.87	9.89	5.84	0.82	9.22	0.43	281.24	0.97	17.88	160.19	14.52	172.23	19.03	0.51	2.13	37.54
Assets $250-$500 Million(31)	10.25	9.64	0.69	6.45	4.71	0.56	4.38	0.86	126.97	0.91	17.21	129.12	12.96	138.42	18.82	0.49	2.27	38.36
Assets less than $250 Million(31)	11.84	11.64	0.51	4.21	2.75	0.44	3.47	0.91	98.26	0.89	19.68	128.58	15.00	131.45	21.82	0.42	2.40	38.55
Goodwill Companies(110)	9.82	8.52	0.83	8.98	4.95	0.73	7.57	0.54	232.64	1.01	18.10	160.96	15.54	182.91	19.58	0.48	2.03	34.34
Non-Goodwill Companies(52)	11.03	11.03	0.75	8.27	4.90	0.70	7.82	0.74	143.13	0.95	17.51	149.93	15.73	149.93	19.69	0.44	2.20	36.05
Acquirors of FSLIC Cases(5)	9.37	8.86	0.36	3.51	0.07	0.16	1.18	0.69	89.98	0.80	18.82	145.01	14.02	156.68	20.38	0.48	1.95	29.99

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of December 3, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(16)	15.43	14.87	0.47	3.20	1.50	0.54	3.82	0.44	160.51	0.83	26.08	219.09	32.73	233.31	27.29	0.43	1.81	52.98
BIF-Insured Thrifts(6)	11.31	10.80	0.97	9.96	3.24	0.70	7.16	0.40	159.89	0.90	26.90	223.11	29.37	244.03	33.61	0.55	1.75	49.77
AMEX Traded Companies(2)	16.45	16.45	0.83	4.91	2.32	0.78	4.55	0.59	143.94	1.14	NM	214.82	35.27	214.82	NM	0.33	1.57	67.86
NASDAQ Listed OTC Companies(20)	14.24	13.63	0.56	4.80	1.87	0.56	4.62	0.41	162.28	0.81	26.43	220.46	31.58	237.75	28.55	0.47	1.82	48.81
California Companies(1)	14.94	14.20	0.73	4.85	1.99	0.68	4.53	0.01	0.00	0.47	NM	242.38	36.22	255.07	NM	0.20	1.32	66.67
Mid-Atlantic Companies(10)	11.67	10.85	0.75	7.34	2.79	0.71	6.89	0.58	153.80	0.78	27.04	221.25	27.52	249.12	28.04	0.46	2.04	59.12
Mid-West Companies(4)	18.17	17.88	0.21	0.17	0.52	0.31	0.47	0.34	141.68	0.64	30.61	199.25	32.82	206.46	30.61	0.70	2.73	65.16
New England Companies(5)	14.24	14.01	0.50	4.17	1.54	0.55	4.48	0.28	198.40	0.97	19.18	210.20	29.10	216.85	NM	0.31	0.91	40.31
South-East Companies(2)	19.75	19.27	0.79	4.33	1.68	0.55	3.00	0.64	103.70	1.43	NM	268.71	54.95	275.52	NM	0.50	1.22	0.00
Thrift Strategy(21)	14.61	14.09	0.53	4.19	1.75	0.58	4.51	0.43	157.15	0.84	27.64	215.33	31.81	230.05	28.55	0.42	1.73	51.27
Diversified Strategy(1)	11.24	10.19	1.71	17.25	5.21	0.66	6.66	0.33	218.02	0.99	19.18	306.57	34.44	338.13	NM	1.16	2.99	57.43
Companies Issuing Dividends(18)	14.30	13.65	0.68	5.71	2.22	0.60	4.82	0.45	158.17	0.85	26.43	227.71	32.77	246.66	28.55	0.57	2.21	61.15
Companies Without Dividends(4)	15.09	14.95	0.21	0.98	0.61	0.50	3.75	0.35	168.54	0.84	NM	188.62	28.35	190.66	NM	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.64	0.09	1.33	0.17	191.96	0.65	NM	252.49	13.58	270.69	NM	0.50	2.90	0.00
Equity/Assets 6-12%(8)	9.03	8.26	0.65	7.64	2.62	0.48	5.90	0.62	118.51	0.85	25.27	245.53	25.20	274.55	26.56	0.79	2.54	59.02
Equity/Assets >12%(13)	18.81	18.40	0.59	3.20	1.55	0.68	4.02	0.32	190.66	0.86	29.33	202.22	37.95	209.72	31.54	0.24	1.20	43.25
Holding Company Structure(19)	13.95	13.42	0.52	4.27	1.77	0.57	4.64	0.48	142.02	0.89	27.64	215.02	30.52	230.72	28.55	0.45	1.80	49.87
Assets Over $1 Billion(5)	12.24	11.43	0.67	7.30	1.84	0.41	4.82	0.31	110.55	0.82	25.38	289.67	39.81	322.01	29.39	1.08	2.99	54.83
Assets $500 Million-$1 Billion(6)	14.92	14.66	0.46	2.82	1.30	0.51	3.47	0.24	220.57	0.71	NM	221.28	32.09	227.66	NM	0.20	1.12	43.39
Assets $250-$500 Million(9)	13.44	12.71	0.48	4.50	2.22	0.59	5.05	0.62	143.51	1.00	26.09	192.27	24.60	210.22	26.69	0.31	1.57	49.72
Assets less than $250 Million(2)	22.57	22.57	1.19	5.82	2.72	1.18	5.76	0.49	176.77	0.68	30.61	186.67	41.07	186.67	30.61	0.27	1.72	64.68
Goodwill Companies(11)	12.37	11.33	0.55	5.02	2.06	0.50	4.60	0.50	132.09	1.01	25.17	225.44	28.73	253.74	28.82	0.40	1.69	51.45
Non-Goodwill Companies(11)	16.73	16.73	0.63	4.59	1.76	0.66	4.63	0.36	185.78	0.67	28.11	213.12	35.46	213.12	28.38	0.52	1.91	51.99
MHC Institutions(22)	14.45	13.90	0.59	4.81	1.91	0.58	4.61	0.43	160.35	0.84	26.43	219.89	31.93	235.46	28.55	0.46	1.79	51.74
MHC Converted Last 3 Months(4)	15.09	14.95	0.21	0.98	0.61	0.50	3.75	0.35	168.54	0.84	NM	188.62	28.35	190.66	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of December 3, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	Financial Institution	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.09	5.27	0.96	15.43	6.95	0.96	15.38	0.13	274.46	0.65	14.40	225.04	13.70	259.74	14.45	1.00	2.40	34.60
BBX	BankAtlantic Bancorp of FL	8.09	6.56	1.38	15.78	6.22	1.60	18.30	0.23	378.51	1.15	16.08	249.54	20.18	307.72	13.87	0.14	0.73	11.76
CFB	Commercial Federal Corp. of NE	6.73	5.18	0.66	10.43	6.77	0.63	9.96	0.73	113.07	1.18	14.78	152.23	10.24	197.47	15.47	0.54	1.82	26.87
DSL	Downey Financial Corp. of CA	6.17	6.15	0.64	9.15	5.21	0.57	8.16	0.25	88.04	0.24	19.19	168.85	10.43	169.44	21.52	0.40	0.68	13.11
FED	FirstFed Financial Corp. of CA	7.12	7.03	1.22	14.63	7.47	1.15	13.81	0.02	NA	1.29	13.38	188.67	13.42	191.06	14.18	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.72	5.72	1.32	22.83	11.14	0.84	14.49	0.74	43.60	0.35	8.98	189.77	10.85	189.77	14.14	1.00	4.42	39.68
NDE	IndyMac Bancorp, Inc. of CA	7.53	7.04	1.09	14.51	8.54	-0.55	-7.33	0.76	43.05	0.50	11.71	169.86	12.80	181.80	NM	1.36	4.08	47.72
NYB	New York Community Bcrp of NY*	13.32	4.68	1.74	13.98	7.38	2.33	18.71	0.12	273.48	0.62	13.56	165.63	22.06	NM	10.13	1.00	5.09	68.97
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	1.28	14.53	5.98	1.16	13.16	NA	NA	0.92	16.73	232.61	19.29	233.43	18.48	0.80	1.74	29.09
PFS	Provident Fin. Serv. Inc of NJ*	17.35	10.62	0.86	4.57	2.78	0.81	4.31	0.08	683.40	0.90	NM	128.10	22.23	209.27	NM	0.24	1.24	44.44
SOV	Sovereign Bancorp, Inc. of PA	8.63	4.32	0.91	11.29	5.54	0.86	10.74	0.37	198.70	1.15	18.05	160.75	13.88	321.27	18.97	0.12	0.54	9.76
WES	Westcorp of Irvine CA	8.37	8.37	1.29	16.94	8.39	1.29	16.94	0.38	534.97	2.62	11.91	177.47	14.85	177.54	11.91	0.56	1.27	15.18
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.80	9.36	0.87	8.79	4.99	0.84	8.41	0.21	341.03	1.15	20.03	170.32	16.70	178.31	20.93	0.48	1.29	25.81
BFD	BostonFed Bancorp, Inc. of MA(8)	5.86	4.88	0.21	3.74	1.68	-0.10	-1.75	NA	NA	1.16	NM	214.51	12.58	257.55	NM	0.64	1.43	NM
CNY	Carver Bancorp, Inc. of NY	7.41	7.41	0.64	8.34	7.86	1.02	13.43	0.31	228.67	1.08	12.72	102.45	7.59	102.45	7.90	0.28	1.46	18.54
EFC	EFC Bancorp, Inc of Elgin IL	8.33	8.33	0.70	8.11	5.41	0.70	8.17	0.26	168.21	0.54	18.48	143.74	11.97	143.74	18.35	0.62	2.43	44.93
FDT	Federal Trust Corp of FL	7.12	7.12	0.67	11.29	4.00	0.61	10.19	0.79	81.83	0.74	25.00	212.66	15.14	212.66	27.70	0.12	1.17	29.27
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.18	0.85	4.51	0.86	84.36	0.95	NM	211.00	38.43	211.00	NM	0.26	1.58	72.22
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.75	-0.93	-11.08	0.76	78.71	0.92	NM	110.52	8.11	116.79	NM	0.60	3.83	NM
TSH	Teche Hlding Cp of N Iberia LA	9.23	8.62	1.02	10.19	6.53	0.99	9.91	0.85	78.65	0.92	15.33	150.66	13.91	161.42	15.75	0.88	2.20	33.72
WSB	Washington SB, FSB of Bowie MD	9.35	9.35	1.97	24.64	8.93	1.53	19.14	0.95	70.51	0.72	11.20	204.07	19.09	204.07	14.41	0.28	2.07	23.14
WFD	Westfield Finl MHC of MA(46.5)*	14.68	14.68	0.79	5.17	2.46	0.70	4.60	0.31	203.51	1.32	NM	218.65	32.11	218.65	NM	0.40	1.56	63.49
WFI	Winton Financial Corp. of OH(8)	8.77	8.76	0.86	10.06	4.39	0.76	8.95	0.99	44.82	0.50	22.79	223.43	19.60	223.65	25.61	0.45	1.97	45.00
WRO	Woronoco Bancorp, Inc. of MA	9.05	8.69	0.68	7.20	4.06	0.66	6.92	0.05	786.71	0.60	24.62	173.29	15.68	180.45	25.60	0.81	2.11	51.92
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.61	-0.67	-5.79	1.36	39.95	0.79	NM	115.09	13.08	118.40	NM	0.32	1.66	NM
AMFC	AMB Fin. Corp. of Munster IN	8.52	8.52	0.64	7.58	6.76	0.68	8.04	1.37	33.95	0.56	14.80	108.13	9.21	108.13	13.94	0.24	1.66	24.49
ASBP	ASB Financial Corp. of OH	10.70	10.70	1.24	11.63	5.53	1.23	11.53	0.59	110.00	0.81	18.07	200.19	21.42	200.19	18.22	0.60	2.79	50.42
AABC	Access Anytime Bancorp of NM	6.86	4.50	0.45	6.50	5.24	0.16	2.26	0.37	135.57	0.70	19.10	104.01	7.13	158.41	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	7.09	5.12	0.74	11.05	6.55	0.62	9.29	0.87	68.09	0.73	15.28	162.29	11.51	224.91	18.18	0.40	1.55	23.67
ALLB	Alliance Bank MHC of PA (20.0)	9.39	9.39	0.63	6.72	2.26	0.63	6.72	1.55	42.74	1.21	NM	292.71	27.49	292.71	NM	0.36	1.18	52.17
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.46	4.91	4.01	0.41	4.35	1.46	48.73	1.53	24.93	122.46	11.04	124.26	28.17	0.64	4.21	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.08	7.55	1.15	14.26	6.45	0.76	9.41	0.54	132.35	0.86	15.51	212.15	17.15	227.02	23.51	0.50	1.72	26.60
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.41	0.58	3.83	0.64	103.70	0.80	NM	228.68	34.46	235.17	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.75	14.75	1.08	6.94	5.09	1.40	8.98	0.34	117.73	0.61	19.63	132.10	19.48	132.10	15.18	0.28	1.31	25.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.64	0.09	1.33	0.17	191.96	0.65	NM	252.49	13.58	270.69	NM	0.50	2.90	NM
BFCF	BFC Financial Corp. of FL(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	22.82	21.02	0.87	4.13	2.77	0.87	4.13	0.33	134.67	0.75	NM	132.79	30.30	144.18	NM	0.20	1.63	58.82
BKUNA	BankUnited Fin. Corp. of FL	5.59	5.26	0.64	10.89	5.34	0.63	10.63	0.20	137.03	0.42	18.73	193.21	10.79	205.25	19.19	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.60	5.95	0.11	1.32	1.11	0.09	1.10	1.99	42.18	1.18	NM	113.63	8.64	145.31	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.93	4.93	0.68	11.78	8.63	0.62	10.70	0.04	NA	0.58	11.59	145.51	7.18	145.51	12.76	0.20	1.58	18.35
BRKL	Brookline Bancorp, Inc. of MA*	35.62	35.62	1.09	2.85	1.79	0.94	2.46	0.02	NA	1.38	NM	162.61	57.93	162.61	NM	0.34	2.10	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.66	10.55	-0.04	-0.40	-0.36	-0.09	-0.87	2.35	49.11	1.65	NM	110.82	11.81	111.91	NM	0.44	3.21	NM
CKFB	CKF Bancorp of Danville KY	10.49	9.77	1.19	11.48	6.28	1.19	11.48	1.07	39.46	0.48	15.93	174.61	18.32	187.45	15.93	0.60	3.14	50.00
CAFI	Camco Fin Corp of Cambridge OH	8.56	7.94	0.43	4.90	3.93	0.36	4.08	1.11	50.75	0.71	25.42	120.08	10.27	129.46	30.50	0.58	3.80	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	9.75	9.75	-1.26	-11.33	-4.14	-1.26	-11.33	0.12	43.56	0.09	NM	309.24	30.14	309.24	NM	2.00	5.75	NM
CEBK	Central Bncrp of Somerville MA*	7.59	7.15	0.36	4.24	3.70	0.29	3.37	NA	NA	1.01	27.01	125.41	9.52	133.14	33.99	0.48	1.59	42.86
GCFC	Central Federal Corp. of OH	12.39	12.39	-2.06	-12.79	-9.41	-1.89	-11.73	0.56	89.14	0.76	NM	144.17	17.86	144.17	NM	0.36	2.80	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.44	23.89	0.75	3.14	0.95	0.52	2.17	NA	NA	2.05	NM	308.73	75.45	315.87	NM	1.00	2.44	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.01	28.01	0.29	1.03	0.66	0.75	2.71	0.17	165.52	0.38	NM	156.89	43.94	156.89	NM	0.20	1.64	NM
CTZN	Citizens First Bancorp of MI	11.99	10.97	0.73	5.64	4.27	0.71	5.43	0.71	136.10	1.15	23.41	129.24	15.50	141.23	24.31	0.36	1.42	33.33
CFSB	Citizens First Fin Corp. of IL(8)	10.46	10.46	0.50	5.05	3.48	0.44	4.47	0.75	131.06	1.33	28.76	142.42	14.89	142.42	32.50	0.40	1.23	35.40
CSBC	Citizens South Banking of NC	14.34	12.85	0.73	4.46	3.63	0.57	3.46	0.35	162.27	0.94	27.53	138.36	19.84	154.35	NM	0.26	1.93	53.06
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.05	26.05	0.56	2.12	1.09	0.56	2.12	0.03	414.34	0.32	NM	193.65	50.45	193.65	NM	0.12	0.94	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.14	18.13	5.69	1.08	17.29	NA	NA	1.37	17.59	310.98	19.00	310.98	18.43	0.20	1.31	22.99
CCBI	Commercial Capital Bcrp of CA	12.26	4.94	1.43	14.10	3.25	1.37	13.56	0.10	718.81	0.94	30.77	214.29	26.27	NM	32.00	0.20	0.83	25.64
CFFC	Community Fin. Corp. of VA	8.23	8.22	1.06	12.41	7.97	1.06	12.41	0.27	360.10	0.85	12.55	149.34	12.29	149.45	12.55	0.44	2.04	25.58
CIBI	Community Inv. Bncp. Inc of OH	10.92	10.92	0.69	6.36	5.29	0.65	5.95	0.81	52.68	0.52	18.91	119.14	13.01	119.14	20.21	0.36	2.44	46.15
DCOM	Dime Community Bancshares of NY*	8.21	6.57	1.41	16.49	6.73	1.35	15.02	0.02	NA	0.61	14.06	243.41	19.99	304.16	15.49	0.56	3.06	45.53

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of December 3, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
ESBF	ESB Financial Corp. of PA	7.04	6.50	0.71	10.11	6.32	0.66	9.33	0.22	135.60	1.18	15.82	157.72	11.11	170.82	17.14	0.40	2.78	43.96
ESBK	Elmira Svgs Bank, FSB of NY*	6.92	6.77	0.86	11.85	7.77	0.70	9.63	0.28	224.20	0.99	12.87	150.50	10.41	153.87	15.84	0.76	2.51	32.34
FFDF	FFD Financial Corp of Dover OH	12.31	12.31	0.52	4.20	3.87	0.39	3.15	0.41	138.37	0.66	25.83	109.39	13.47	109.39	34.44	0.44	2.84	73.33
FFLC	FFLC Bancorp of Leesburg FL	7.94	7.94	0.97	12.03	5.32	0.93	11.55	0.37	158.62	0.71	18.81	216.69	17.21	216.69	19.59	0.52	1.57	29.55
FFWC	FFW Corporation of Wabash IN	9.66	9.27	1.01	10.47	8.54	0.96	9.97	0.84	129.42	1.86	11.71	120.34	11.63	125.42	12.29	0.68	3.06	35.79
FMCO	FMS Fin Corp. of Burlington NJ	5.58	5.35	0.72	13.70	7.56	0.70	13.29	0.33	114.54	1.09	13.23	170.20	9.50	177.42	13.63	0.12	0.67	8.82
FSBI	Fidelity Bancorp, Inc. of PA	6.70	6.25	0.69	10.57	6.89	0.62	9.46	NA	NA	0.89	14.51	149.30	10.01	160.19	16.21	0.48	2.04	29.63
FFFL	Fidelity Bankshares, Inc of FL	5.87	5.79	0.65	11.09	3.40	0.69	11.65	0.16	242.92	0.51	29.41	305.99	17.96	309.93	28.00	0.48	1.17	34.53
FFED	Fidelity Fed. Bancorp of IN(8)	8.01	8.01	0.18	2.22	1.69	0.06	0.74	0.52	75.07	0.66	NM	121.09	9.70	121.09	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	12.12	12.12	0.58	4.91	4.23	0.47	3.97	1.03	99.61	1.95	23.65	112.95	13.69	112.95	29.29	0.24	1.95	46.15
FBEI	First Bancorp of Indiana of IN	10.92	10.19	0.19	1.51	1.42	0.03	0.27	0.06	618.90	0.59	NM	107.12	11.70	114.87	NM	0.58	2.94	NM
FBSI	First Bancshares, Inc. of MO	10.85	10.67	1.16	11.25	9.55	1.11	10.84	1.32	35.08	0.73	10.47	114.20	12.39	116.12	10.86	0.16	0.80	8.33
FCAP	First Capital, Inc. of IN	10.60	9.20	0.84	7.85	5.86	0.83	7.79	1.14	50.10	0.75	17.07	131.50	13.94	151.52	17.21	0.60	2.86	48.78
FCFL	First Community Bk Corp of FL	10.24	10.05	0.95	8.96	3.56	0.91	8.56	0.06	NA	1.26	28.11	231.26	23.68	235.57	29.42	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.38	9.66	0.96	8.10	5.85	0.84	7.10	0.18	484.15	1.13	17.08	137.84	15.68	162.34	19.50	0.80	2.91	49.69
FFFS	First Fed Serv MHC of IL(45.0)	26.93	26.93	1.50	7.00	3.27	1.50	7.00	0.12	269.18	0.40	30.61	162.34	43.72	162.34	30.61	0.28	1.87	57.14
FFBH	First Fed. Bancshares of AR	10.31	10.31	1.06	10.03	6.63	1.01	9.48	0.49	48.93	0.29	15.09	151.10	15.57	151.10	15.96	0.44	2.00	30.14
FFBI	First Federal Bancshares of IL	7.53	7.03	0.56	5.23	5.87	0.45	4.26	0.53	56.34	0.68	17.04	127.78	9.62	136.99	20.91	0.44	1.91	32.59
FFSX	First Federal Bankshares of IA	12.71	9.44	1.01	8.76	7.25	1.08	9.38	1.25	70.64	1.19	13.79	118.94	15.11	160.14	12.87	0.40	1.72	23.67
FFBZ	First Federal Bncrp, Inc of OH(8)	9.15	9.15	0.67	7.30	3.71	0.60	6.56	0.61	125.62	0.85	26.94	189.11	17.30	189.11	30.00	0.24	1.82	48.98
FFCH	First Fin. Holdings Inc. of SC	6.77	5.84	1.02	14.89	6.04	0.95	13.92	0.51	118.34	0.81	16.55	246.46	16.67	285.34	17.70	0.92	2.78	46.00
FFHS	First Franklin Corp. of OH	8.82	8.82	0.32	3.65	2.59	0.22	2.55	1.02	53.98	0.74	NM	139.74	12.33	139.74	NM	0.32	1.56	60.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	6.09	0.24	4.25	0.55	68.72	0.71	16.41	151.40	7.55	151.40	31.64	0.44	1.99	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.38	7.23	0.62	10.59	NA	NA	1.32	13.82	130.63	7.73	141.31	12.24	0.52	2.21	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.90	5.90	0.99	16.95	6.88	0.88	14.97	0.10	915.70	1.14	14.54	226.71	13.37	226.71	16.47	0.36	1.45	21.05
FNFG	First Niagara Fin. Group of NY*	20.30	17.09	1.05	5.72	2.94	1.03	5.59	0.31	264.06	1.28	34.02	167.78	34.05	199.32	34.83	0.32	2.19	74.42
FNFI	First Niles Fin., Inc. of OH	16.45	16.45	1.08	6.62	4.45	0.91	5.58	1.01	76.33	1.79	22.47	148.63	24.46	148.63	26.62	0.64	3.70	NM
FPTB	First PacTrust Bancorp of CA	11.62	11.62	0.79	6.25	4.21	0.78	6.19	NA	NA	0.71	23.74	154.77	17.98	154.77	23.95	0.48	1.84	43.64
FPFC	First Place Fin. Corp. of OH	9.90	6.69	0.76	7.12	4.22	0.62	5.86	0.65	114.79	1.02	23.71	151.03	14.96	223.58	28.81	0.56	2.46	58.33
FBNW	FirstBank NW Corp. of WA	9.54	6.80	0.95	9.81	7.08	0.79	8.18	0.32	283.13	1.29	14.12	122.20	11.66	171.40	16.93	0.68	2.35	33.17
FFIC	Flushing Fin. Corp. of NY*	7.68	7.48	1.19	15.64	5.84	1.18	15.51	0.22	145.76	0.45	17.12	256.00	19.66	262.77	17.26	0.36	1.72	29.51
FKKY	Frankfort First Bancorp of KY(8)	12.75	12.75	0.66	5.17	2.93	0.66	5.17	0.37	16.02	0.07	34.15	178.97	22.81	178.97	34.15	1.12	4.55	NM
FBTX	Franklin Bank Corp of TX	7.91	6.09	0.57	6.29	4.08	0.47	5.20	0.27	69.94	0.23	24.49	148.99	11.78	193.37	29.63	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	8.29	8.29	0.63	8.15	5.53	0.66	8.52	0.53	133.53	1.05	18.08	142.60	11.83	142.60	17.28	0.50	2.13	38.46
GSLA	GS Financial Corp. of LA	13.96	13.96	0.29	2.07	2.50	0.35	2.55	1.07	27.64	0.68	NM	84.02	11.73	84.02	32.47	0.40	2.12	NM
GTPS	Great American Bancorp of IL	11.08	10.77	0.78	7.07	6.39	0.77	7.03	0.02	NA	1.01	15.64	111.40	12.34	114.61	15.74	0.44	1.67	26.19
PEDE	Great Pee Dee Bancorp of SC	16.41	15.80	0.78	4.68	4.39	0.72	4.27	1.28	72.04	1.23	22.79	105.23	17.27	109.31	25.00	0.64	4.13	NM
GAFC	Greater Atlant. Fin Corp of VA	3.92	3.62	-0.72	-18.00	-18.31	-1.92	-48.26	0.22	167.89	0.63	NM	115.04	4.51	124.52	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.88	10.88	1.10	10.12	4.72	1.11	10.26	0.14	315.67	0.82	21.20	206.91	22.50	206.91	20.91	0.84	2.70	57.14
HFFC	HF Financial Corp. of SD	6.21	5.64	0.65	10.41	8.12	0.58	9.17	0.27	152.27	0.53	12.32	123.83	7.69	136.46	13.98	0.44	2.37	29.14
HMNF	HMN Financial, Inc. of MN	8.67	8.23	1.05	11.46	6.61	0.90	9.88	0.39	227.78	1.09	15.12	170.20	14.75	179.23	17.55	0.88	2.77	41.90
HARB	Harbor Florida Bancshrs of FL	10.91	10.76	1.63	14.96	4.78	1.52	13.91	0.12	577.99	0.93	20.93	298.76	32.60	303.03	22.50	0.64	1.78	37.21
HARL	Harleysville Svgs Fin Cp of PA	6.17	6.17	0.70	11.41	7.40	0.67	10.92	0.04	757.47	0.58	13.51	147.90	9.12	147.90	14.11	0.88	3.09	41.71
HWFG	Harrington West Fncl Grp of CA	4.65	4.19	0.80	16.52	8.59	0.75	15.54	0.04	NA	0.85	11.64	185.73	8.63	206.05	12.38	0.40	2.26	26.32
HIFS	Hingham Inst. for Sav. of MA*	8.27	8.27	1.16	13.82	6.58	1.15	13.72	0.10	594.12	0.75	15.20	200.81	16.61	200.81	15.31	0.76	1.80	27.34
HCFC	Home City Fin. Corp. of OH	7.87	7.69	0.42	5.36	4.97	0.42	5.36	0.66	78.44	0.64	20.13	105.09	8.27	107.51	20.13	0.44	2.77	55.70
HWEN	Home Financial Bancorp of IN	10.87	10.87	0.61	5.39	5.19	0.78	6.94	2.69	19.83	0.66	19.29	101.12	10.99	101.12	15.00	0.12	2.22	42.86
HLFC	Home Loan Financial Corp of OH	14.11	14.11	1.10	7.63	4.87	1.01	7.03	2.19	19.07	0.50	20.54	154.85	21.85	154.85	22.31	0.78	3.76	NM
HFBC	HopFed Bancorp, Inc. of KY	8.55	7.59	0.73	8.39	6.47	0.67	7.70	0.17	334.56	0.90	15.45	126.21	10.80	142.26	16.83	0.48	2.82	43.64
HRZB	Horizon Financial Corp. of WA*	12.06	12.01	1.50	11.86	5.92	1.34	10.55	0.13	974.60	1.51	16.89	201.90	24.35	202.86	19.00	0.52	2.44	41.27
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	7.02	7.02	1.29	17.04	3.08	1.25	16.48	0.13	109.28	0.25	32.51	NM	38.50	NM	33.61	0.76	1.90	61.79
HRBT	Hudson River Bancorp Inc of NY(8)	11.62	8.86	1.28	11.66	5.33	1.31	11.99	0.60	264.08	2.34	18.76	209.08	24.29	274.15	18.25	0.36	1.78	33.33
ICBC	Independence Comm Bnk Cp of NY	12.73	5.77	1.53	13.29	5.47	1.52	13.17	0.43	137.63	0.94	18.30	159.95	20.35	352.87	18.46	1.00	2.36	43.10
IFSB	Independence FSB of DC	9.30	9.30	-1.74	-19.08	-21.77	-2.61	-28.71	0.81	37.93	0.58	NM	88.30	8.21	88.30	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.99	6.82	0.30	3.97	2.29	0.27	3.48	0.94	88.47	1.70	NM	168.55	13.46	197.35	NM	0.30	1.68	73.17
JFBI	Jefferson Bancshares Inc of TN	29.47	29.47	1.27	4.20	3.71	1.27	4.20	0.92	87.07	1.23	26.94	117.23	34.55	117.23	26.94	0.20	1.52	40.82
KFED	K-Fed Bancorp of CA MHC (39.1)	14.94	14.20	0.73	4.85	1.99	0.68	4.53	0.01	NA	0.47	NM	242.38	36.22	255.07	NM	0.20	1.32	66.67
KNBT	KNBT Bancorp, Inc. of PA	16.83	14.88	-0.02	-0.09	-0.06	0.72	4.22	0.20	220.80	0.98	NM	136.27	22.94	154.13	NM	0.20	1.16	NM
LSBX	LSB Corp of No. Andover MA*	11.48	11.48	1.30	11.02	7.53	1.86	15.76	0.05	NA	1.91	13.29	141.77	16.27	141.77	9.30	0.52	2.76	36.62
LSBI	LSB Fin. Corp. of Lafayette IN	8.41	8.41	0.84	9.87	7.28	0.74	8.70	1.83	43.97	0.89	13.73	129.94	10.93	129.94	15.57	0.60	2.24	30.77
LARL	Laurel Capital Group Inc of PA	8.97	7.80	0.56	6.21	3.74	0.55	6.14	0.66	98.37	1.05	26.70	164.80	14.78	189.52	27.01	0.80	3.40	NM
LNCB	Lincoln Bancorp of IN	12.22	8.84	0.59	4.45	3.66	0.60	4.52	0.74	92.36	0.95	27.31	100.84	12.32	139.36	26.93	0.52	2.72	74.29
MAFB	MAF Bancorp, Inc. of IL	10.02	7.08	1.16	11.77	6.83	1.09	11.04	0.34	110.24	0.51	14.64	157.62	15.79	223.06	15.60	0.84	1.86	27.27
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.91	0.40	5.00	0.78	144.62	1.51	14.48	108.86	9.08	108.86	22.50	0.48	1.64	23.76
MASB	MassBank Corp. of Reading MA*	11.31	11.20	0.73	6.61	4.46	0.63	5.65	0.02	748.90	0.57	22.43	148.15	16.75	149.64	26.22	1.00	2.69	60.24
MTXC	Matrix Bancorp, Inc. of CO	4.37	4.37	0.77	18.20	15.88	1.47	34.88	1.87	31.18	0.76	6.30	102.07	4.46	102.07	3.29	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of December 3, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/	Tang. Equity/	Reported Earnings			Core Earnings		NPAs	Resvs/	Resvs/	Price/	Price/	Price/	Price/ Tang.	Price/ Core	Ind. Div./	Divi- dend	Payout
	Financial Institution	Assets (%)	Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	Assets (%)	NPAs (%)	Loans (%)	Earning (X)	Book (%)	Assets (%)	Book (%)	Earnings (x)	Share ($)	Yield (%)	Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
MFLR	Mayflower Co-Op. Bank of MA*	8.03	7.99	0.85	10.54	5.10	0.76	9.50	NA	NA	1.19	19.62	206.84	16.62	208.04	21.77	0.40	2.24	43.96
MCBF	Monarch Community Bncrp of MI	14.86	11.28	-0.01	-0.07	-0.07	-0.11	-0.69	2.05	42.53	1.08	NM	88.82	13.20	117.04	NM	0.20	1.46	NM
MFSF	MutualFirst Fin. Inc. of IN	10.81	10.70	0.87	7.54	6.21	0.79	6.88	0.61	137.90	0.98	16.11	127.99	13.83	129.22	17.65	0.48	2.00	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.32	6.32	0.38	6.10	2.56	0.29	4.76	0.13	488.49	0.81	NM	231.38	14.61	231.38	NM	0.46	1.12	43.81
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.46	1.32	12.59	1.44	41.56	0.73	13.40	251.99	25.01	258.21	20.83	0.80	2.01	26.94
NHTB	NH Thrift Bancshares of NH	7.20	5.17	0.92	12.69	8.59	0.86	11.92	0.14	476.34	0.97	11.64	139.50	10.05	194.39	12.39	0.90	3.13	36.44
NVSL	Naug Vly Fin MHC of CT (45.0)	15.52	15.46	-0.34	-2.72	-1.15	0.44	3.56	0.32	171.46	0.89	NM	167.31	25.97	168.06	NM	0.00	0.00	NM
NTBK	NetBank, Inc. of Alpharetta GA	9.75	7.99	0.51	5.71	5.16	-1.23	-13.69	3.05	33.14	1.32	19.38	109.72	10.70	133.90	NM	0.08	0.78	15.09
NABC	NewAlliance Bancshares of CT	22.52	14.91	-0.09	-0.50	-0.27	0.68	3.64	0.17	340.54	1.16	NM	120.40	27.12	181.85	NM	0.16	1.07	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.54	6.40	1.15	15.35	6.34	1.12	14.96	0.16	435.73	1.06	15.76	234.48	17.68	276.19	16.18	0.68	2.21	34.87
FFFD	North Central Bancshares of IA	9.15	8.05	1.23	13.14	9.07	1.23	13.14	0.47	152.69	0.81	11.03	143.92	13.17	163.49	11.03	1.00	2.59	28.57
NEIB	Northeast Indiana Bncrp of IN	11.36	11.36	0.75	6.27	5.39	0.71	5.95	0.72	88.28	0.84	18.56	120.13	13.65	120.13	19.55	0.60	2.74	50.85
NEPF	Northeast PA Fin. Corp of PA	6.99	5.75	0.58	8.63	7.97	0.52	7.75	0.86	117.57	2.05	12.55	109.25	7.64	132.84	13.97	0.24	1.49	18.75
NWSB	Northwest Bcrp MHC of PA(41.4)	8.77	6.32	0.88	10.39	4.09	0.86	10.10	0.67	71.33	0.72	24.45	234.15	20.54	324.81	25.17	0.48	1.85	45.28
OCFC	OceanFirst Fin. Corp of NJ	7.23	7.16	0.96	12.79	5.22	0.60	7.95	0.23	251.91	0.70	19.14	242.51	17.54	244.86	30.82	0.80	3.17	60.61
ONFC	Oneida Fincl MHC of NY (42.4)	12.11	8.99	0.77	6.54	3.57	0.67	5.65	0.57	95.55	1.08	28.05	178.58	21.63	240.55	32.47	0.38	3.08	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.53	21.53	0.71	3.22	3.87	0.71	3.22	0.34	186.41	0.71	25.85	82.12	17.68	82.12	25.85	0.30	1.97	50.85
PHSB	PHSB Financial Corp. of PA(8)	13.73	13.73	0.90	6.48	3.88	0.43	3.12	0.12	367.30	1.02	25.80	168.11	23.08	168.11	NM	0.80	2.98	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.36	16.36	0.55	3.33	2.00	0.52	3.19	0.18	209.65	0.93	NM	166.67	27.27	166.67	NM	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH	8.26	8.26	0.72	8.45	5.17	0.50	5.86	1.45	40.14	0.70	19.33	159.52	13.17	159.52	27.88	0.30	2.07	40.00
PPBI	Pacific Premier Bncrp of CA(8)	8.76	8.76	1.66	17.65	8.07	1.92	20.36	0.58	84.94	0.59	12.39	178.35	15.62	178.35	10.74	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.39	8.39	1.28	15.73	6.88	1.28	15.73	0.44	86.26	0.62	14.55	220.39	18.49	220.39	14.55	0.84	3.50	50.91
PFED	Park Bancorp of Chicago IL	11.32	11.32	0.95	8.50	6.94	0.89	8.00	0.45	46.99	0.34	14.41	119.67	13.55	119.67	15.31	0.72	2.25	32.43
PVSA	Parkvale Financial Corp of PA	6.63	5.94	0.64	9.87	6.15	0.61	9.49	0.30	286.35	1.32	16.26	156.38	10.37	174.55	16.91	0.80	2.69	43.72
PRTR	Partners Trust Fin. Grp. of NY	14.65	7.10	0.63	4.54	2.08	0.80	5.72	0.47	295.00	2.35	NM	100.91	14.79	208.30	NM	0.24	2.17	NM
PBHC	Pathfinder BC MHC of NY (35.3)*	7.25	5.75	0.52	7.00	3.45	0.36	4.85	1.06	59.01	1.00	29.02	200.56	14.53	252.67	NM	0.41	2.28	66.13
PFSB	PennFed Fin. Services of NJ	6.26	6.21	0.68	10.46	5.33	0.67	10.34	0.31	284.71	0.45	18.75	191.26	11.98	192.77	18.96	0.20	1.17	21.98
PFDC	Peoples Bancorp of Auburn IN	12.85	12.28	0.98	7.66	6.68	0.93	7.29	NA	NA	0.55	14.97	115.24	14.81	120.62	15.72	0.72	3.32	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	11.24	10.19	1.71	17.25	5.21	0.66	6.66	0.33	218.02	0.99	19.18	306.57	34.44	338.13	NM	1.16	2.99	57.43
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.15	0.32	4.41	0.80	149.43	1.72	31.73	120.88	10.60	130.11	33.09	0.60	2.59	NM
PSFC	Peoples Sidney Fin. Corp of OH	13.07	13.07	0.70	5.51	4.66	0.70	5.51	1.22	47.41	0.66	21.45	116.92	15.28	116.92	21.45	0.56	3.90	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.94	0.76	10.65	1.00	55.63	1.01	12.60	142.59	9.94	206.67	12.60	0.32	2.06	26.02
PBCP	Provident Bancorp, Inc. of NY	19.15	15.24	0.71	4.35	2.04	0.84	5.12	0.15	634.02	1.74	NM	155.90	29.86	195.87	NM	0.16	1.16	57.14
PROV	Provident Fin. Holdings of CA	7.75	7.74	1.22	15.18	8.52	0.38	4.72	0.07	768.44	0.76	11.73	176.36	13.67	176.58	NM	0.56	1.98	23.24
PULB	Pulaski Fin Cp of St. Louis MO	6.43	6.34	1.15	15.35	5.18	0.51	6.74	0.84	102.19	0.97	19.30	276.44	17.77	280.19	NM	0.36	1.74	33.64
RPFG	Ranier Pacific Fin Group of WA	14.04	14.02	-0.25	-1.91	-1.29	-0.25	-1.91	0.05	NA	1.83	NM	137.27	19.27	137.48	NM	0.22	1.24	NM
RIVR	River Valley Bancorp of IN	8.15	8.14	0.94	10.82	6.71	0.80	9.18	0.69	123.82	1.02	14.90	161.75	13.18	161.99	17.58	0.72	3.20	47.68
RVSB	Riverview Bancorp, Inc. of WA	12.88	11.01	1.39	11.11	6.93	1.41	11.26	0.28	299.32	1.13	14.44	154.61	19.91	180.91	14.25	0.62	2.84	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)(8)*	13.57	13.57	0.80	5.88	1.75	0.71	5.18	0.33	218.15	0.85	NM	338.48	45.95	338.48	NM	0.60	2.11	NM
SIFI	SI Fin Gp Inc MHC of CT (42.0)	13.40	13.34	-0.22	-2.20	-0.82	0.44	4.40	0.27	189.34	0.72	NM	191.82	25.71	192.73	NM	0.00	0.00	NM
SVBI	Severn Bancorp, Inc. of MD	8.31	8.26	2.05	23.63	7.17	2.02	23.31	0.07	NA	0.85	13.95	297.97	24.75	299.71	14.14	0.44	1.07	14.97
SFFS	Sound Fed Bancorp, Inc. of NY	13.41	11.96	0.68	4.66	3.18	0.70	4.75	0.10	297.20	0.54	31.41	149.56	20.05	167.65	30.78	0.24	1.56	48.98
SSFC	South Street Fin. Corp. of NC*	12.03	12.03	0.40	3.35	2.80	0.40	3.35	NA	NA	0.37	NM	118.32	14.23	118.32	NM	0.40	4.00	NM
STSA	Sterling Financial Corp of WA	6.64	4.69	0.91	13.92	5.42	0.87	13.41	0.25	280.07	1.16	18.46	205.15	13.62	290.40	19.17	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	9.15	7.48	0.64	6.61	4.73	0.52	5.38	2.55	32.14	1.11	21.14	140.95	12.90	172.49	25.96	0.36	2.43	51.43
SYNF	Synergy Financial Group of NJ	12.62	12.53	0.49	3.79	2.77	0.49	3.79	0.02	NA	0.79	NM	136.04	17.17	137.01	NM	0.16	1.39	50.00
THRD	TF Fin. Corp. of Newtown PA	9.24	8.51	1.05	11.47	6.86	1.05	11.47	0.42	83.40	0.50	14.57	162.42	15.01	176.34	14.57	0.68	2.09	30.49
TONE	TierOne Corp. of Lincoln NE	9.45	7.45	0.98	7.76	4.94	0.96	7.57	0.30	298.25	1.05	20.23	171.34	16.20	217.45	20.73	0.20	0.79	16.00
TSBK	Timberland Bancorp, Inc. of WA	15.82	15.82	1.24	7.50	5.88	1.18	7.14	0.40	214.22	1.14	17.01	130.60	20.66	130.60	17.88	0.60	2.45	41.67
TRST	TrustCo Bank Corp NY of NY	7.89	7.89	1.97	24.51	5.47	1.71	21.24	0.11	NA	4.10	18.29	NM	35.85	NM	21.11	0.60	4.37	NM
UCBC	Union Community Bancorp of IN	12.90	11.84	0.68	5.12	4.97	0.68	5.12	1.44	29.14	0.49	20.12	107.68	13.90	117.37	20.12	0.60	3.24	65.22
UCFC	United Community Fin. of OH	11.02	9.36	0.75	6.16	4.42	0.59	4.83	0.73	154.03	1.35	22.65	146.95	16.19	172.90	28.88	0.30	2.60	58.82
UPFC	United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.10	1.01	15.31	0.03	NA	4.96	19.61	290.47	19.19	290.47	20.21	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	14.55	13.94	1.72	11.98	8.39	1.66	11.56	0.13	610.19	1.21	11.92	137.40	19.99	143.36	12.35	0.36	1.76	20.93
WSFS	WSFS Financial Corp. of DE*	7.77	7.73	1.12	13.59	5.95	1.08	13.03	0.20	495.41	1.60	16.82	227.50	17.68	228.77	17.54	0.24	0.39	6.59
WVFC	WVS Financial Corp. of PA	7.47	7.47	0.69	9.38	6.52	0.64	8.81	NA	NA	2.21	15.33	146.77	10.96	146.77	16.34	0.64	3.66	56.14
WFSL	Washington Federal, Inc. of WA	15.63	14.80	1.78	12.16	6.11	1.78	12.16	0.22	162.15	0.49	16.38	193.19	30.19	203.93	16.38	0.84	3.05	50.00
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.56	4.01	0.62	5.31	NA	NA	0.49	24.94	144.51	15.73	149.77	26.13	0.48	2.92	72.73
WYPT	Waypoint Financial Corp of PA(8)	7.91	7.51	0.64	8.39	3.69	0.55	7.17	0.30	188.50	1.15	27.10	220.63	17.45	232.20	31.72	0.56	2.01	54.37
WEFC	Wells Fin. Corp. of Wells MN	12.44	12.44	0.90	7.18	5.45	0.50	4.00	0.29	123.53	0.43	18.36	128.47	15.98	128.47	32.94	0.88	2.75	50.57
WGBC	Willow Grove Bancorp Inc of PA	10.70	10.61	0.72	5.90	3.34	0.65	5.36	0.36	153.67	0.99	29.92	181.61	19.44	183.15	32.97	0.44	2.26	67.69

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
As of	Dec. 3, 2004	10592.2	1191.2	2,148.0	1586.4	582.7

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	10/29/04	09/30/04	12/31/03	10/31/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,503.1	1,495.1	1,482.3	1,462.5	0.53	1.40	2.78
MHC Index	2,820.9	2,717.8	2,663.5	2,509.9	3.80	5.91	12.39
Stock Exchange Indexes							
AMEX Thrifts	616.5	606.6	547.2	523.6	1.64	12.67	17.75
NYSE Thrifts	924.5	925.2	927.9	933.6	-0.08	-0.37	-0.98
OTC Thrifts	1,909.4	1,881.8	1,832.1	1,744.6	1.46	4.22	9.45
Geographic Indexes							
Mid-Atlantic Thrifts	3,581.9	3,587.7	3,767.0	3,472.7	-0.16	-4.91	3.14
Midwestern Thrifts	3,325.7	3,281.4	3,266.1	3,267.1	1.35	1.82	1.79
New England Thrifts	1,575.9	1,555.2	1,304.3	1,269.4	1.33	20.83	24.15
Southeastern Thrifts	1,468.6	1,445.5	1,469.6	1,346.8	1.60	-0.07	9.04
Southwestern Thrifts	1,152.5	1,189.2	1,191.3	1,052.2	-3.09	-3.25	9.54
Western Thrifts	1,361.6	1,353.6	1,311.9	1,363.4	0.60	3.80	-0.13
Asset Size Indexes							
Less than $250M	1,305.7	1,338.0	1,372.1	1,308.3	-2.41	-4.83	-0.20
$250M to $500M	3,437.4	3,421.8	3,331.7	3,214.5	0.46	3.17	6.93
$500M to $1B	1,796.1	1,773.2	1,763.0	1,680.1	1.29	1.88	6.90
$1B to $5B	2,324.2	2,287.9	2,239.1	2,136.5	1.59	3.80	8.79
Over $5B	887.8	885.0	879.0	875.8	0.33	1.01	1.38
Pink Indexes							
Pink Thrifts	397.8	391.4	390.2	372.6	1.64	1.95	6.76
Less than $75M	470.4	467.5	409.0	389.7	0.63	15.01	20.70
Over $75M	412.4	405.7	400.5	382.4	1.67	2.99	7.84
Comparative Indexes							
Dow Jones Industrials	10,027.5	10,080.3	10,453.9	9,801.1	-0.52	-4.08	2.31
S&P 500	1,130.2	1,114.6	1,111.9	1,050.7	1.40	1.64	7.57

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
New York Thrift Acquisitions 2002-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	Consid. Type	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
						Target Financials at Announcement						Deal Terms and Pricing at Announcement							
04/26/2004	08/01/2004	Prosperity Bancshares Inc.	TX	Liberty Bancshares Inc.	NY	193,210	8.10	1.15	13.38	0.72	799.09	42.0	NA	Mixed	268.46	268.46	20.31	21.74	20.89
04/01/2004	Pending	First Niagara Finl Group	NY	Hudson River Bancorp, Inc.	NY	2,579,259	10.60	1.24	11.78	0.79	199.99	611.1	19.377	Mixed	198.13	266.90	18.11	23.69	23.72
03/15/2004	10/01/2004	Provident Bancorp Inc.	NY	Warwick Community Bancorp, Inc.	NY	759,996	9.72	0.82	8.50	NA	NA	154.3	32.747	Mixed	198.43	206.08	22.74	20.30	17.70
02/15/2004	10/01/2004	North Fork Bancorp.	NY	GreenPoint Financial Corp.	NY	22,985,000	8.00	2.12	25.28	1.24	29.77	6,396.3	45.999	Stock	297.53	378.90	12.14	27.83	42.84
11/24/2003	04/12/2004	Independence Comm. Bank Corp	NY	Staten Island Bancorp, Inc.	NY	7,554,089	8.30	1.09	12.66	0.39	92.98	1,474.4	23.881	Mixed	223.75	245.19	16.14	19.52	34.96
08/10/2003	01/16/2004	First Niagara Finl Group	NY	Troy Financial Corporation	NY	1,247,755	12.39	1.12	8.72	0.20	726.81	348.2	35.500	Mixed	212.45	266.12	23.51	27.90	26.13
06/27/2003	10/31/2003	New York Community Bancorp	NY	Roslyn Bancorp, Inc.	NY	10,881,506	5.04	1.31	26.53	0.23	181.79	1,578.5	20.325	Stock	289.94	290.36	10.64	14.51	19.68
05/07/2003	09/05/2003	Community Bank System Inc.	NY	Peoples Bankcorp, Inc.	NY	28,768	11.22	0.17	1.56	0.00	NM	4.2	30.000	Cash	124.02	124.02	NM	14.55	4.64
07/22/2002	01/17/2003	First Niagara Finl Group (MHC)	NY	Finger Lakes Bancorp, Inc.	NY	387,818	9.57	0.75	7.35	NA	NA	67.1	20.000	Mixed	170.94	170.94	25.00	17.30	13.92
01/14/2002	02/14/2003	Beacon Federal	NY	Salt City Hospitals Federal Credit Union	NY	8,488	6.27	0.06	0.94	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
				Average:		4,662,589	8.92	0.98	11.67	0.51	338.41				220.41	246.33	18.57	20.82	22.72
				Median:		1,003,876	8.94	1.11	10.25	0.39	199.99				212.45	266.12	20.31	20.30	20.89

Source: SNL Finanical, LC.

EXHIBIT IV-5

Brooklyn Federal Savings Bank
Director and Senior Management Summary Resumes

Exhibit IV-5
Brooklyn Federal Savings Bank
Director and Senior Management Summary Resumes

John A. Loconsolo. Mr. Loconsolo is President of Locon Corp., a real estate holding company of New York City properties, President of Loconsolo, Properties, L.L.C., a real estate holding company of New Jersey properties and President of Jack Loconsolo & Co., a wholesale and retail paint, wallpaper and sundries distributor.

Vincent E. Caccese. Mr. Caccese is a self employed attorney at law.

Angelo J. Di Lorenzo. Mr. Di Lorenzo has been Chief Executive Officer and President of Brooklyn Federal Savings Bank since 1972 and a director since 1976.

John C. Gallin. Mr. Gallin is retired. He previously was President the owner of John Gallin & Son, Inc., a building contractor.

Daniel O. Reich. Mr. Reich is Chief Executive Officer of Reich Paper, Inc., a manufacturer and importer of paper for graphic arts applications and marketing throughout North America.

Donald E. Svoboda. Mr. Svoboda is a financial consultant, international real estate developer, and certified public accountant.

Richard A. Kielty. Mr. Kielty has been employed at Brooklyn Federal Savings Bank since 1970, most recently as Chief Financial Officer. Prior to that, he was Controller of Brooklyn Federal Savings Bank.

Marc Leno. Mr. Leno has been Chief Lending Officer at Brooklyn Federal Savings Bank since 2001. Prior to that he was a commercial mortgage lending officer at various local financial institutions.

EXHIBIT IV-6

Brooklyn Federal Savings Bank
Pro Forma Regulatory Capital Ratios

Capital at Bank Level:										
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$36,593	11.85%	$45,061	14.11%	$46,631	14.51%	$48,201	14.91%	$50,007	15.37%
Tangible Capital	36,669	11.81%	$45,137	14.06%	46,707	14.46%	48,277	14.86%	50,083	15.31%
Requirement	4,658	1.50%	4,815	1.50%	4,844	1.50%	4,873	1.50%	4,907	1.50%
Excess	$32,011	10.31%	$40,322	12.56%	$41,863	12.96%	$43,404	13.36%	$45,176	13.81%
Core Capital	36,669	11.81%	$45,137	14.06%	$46,707	14.46%	$48,277	14.86%	$50,083	15.31%
Requirement	9,316	3.00%	9,631	3.00%	9,689	3.00%	9,747	3.00%	9,813	3.00%
Excess	$27,353	8.81%	$35,506	11.06%	$37,018	11.46%	$38,530	11.86%	$40,270	12.31%
Tier 1 Risk-Based	36,669	21.89%	45,137	26.61%	46,707	27.47%	48,277	28.33%	50,083	29.31%
Tier 1 Risk-Based Requirement	6,701	4.00%	6,785	4.00%	6,801	4.00%	6,816	4.00%	6,834	4.00%
Excess	$29,968	17.89%	$38,352	22.61%	$39,906	23.47%	$41,461	24.33%	$43,249	25.31%
Total Risk-Based	37,589	22.44%	46,057	27.15%	47,627	28.01%	49,197	28.87%	51,003	29.85%
Risk-Based Requirement	13,403	8.00%	13,571	8.00%	13,602	8.00%	13,633	8.00%	13,668	8.00%
Excess	$24,186	14.44%	$32,486	19.15%	$34,025	20.01%	$35,564	20.87%	$37,335	21.85%

EXHIBIT IV-7

Brooklyn Federal Savings Bank
Pro Forma Analysis Sheet – Fully-Converted Basis

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
Brooklyn Federal Savings Bank
Prices as of December 3, 2004

			Peer Group		New York Companies		All Publicly-Traded	
Price Multiple	Symbol	Subject (1)	Mean	Median	Mean	Median	Mean	Median
Price-earnings ratio (x)	P/E	26.38 x	28.66x	28.90x	18.83x	25.48x	18.48x	18.05x
Price-core earnings ratio (x)	P/Core	26.80 x	31.70x	33.23x	18.31x	16.91x	20.08x	18.46x
Price-book ratio (%) =	P/B	82.31%	100.56%	100.32%	167.44%	101.11%	165.13%	154.81%
Price-tangible book ratio (% =	P/TB	82.31%	105.86%	104.36%	212.64%	103.65%	180.60%	171.11%
Price-assets ratio (%) =	P/A	25.40%	23.08%	19.92%	20.60%	25.46%	17.72%	15.14%

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,090,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$4,031,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$36,493,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$36,493,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$308,735,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.21%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X	3.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	38.60%	Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	39.60% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $100,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $100,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $100,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $100,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $100,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	13,225,000	10.00	$ 132,250,000	0	13,225,000	$ 132,250,000
Maximum	11,500,000	10.00	115,000,000	0	11,500,000	115,000,000
Midpoint	10,000,000	10.00	100,000,000	0	10,000,000	100,000,000
Minimum	8,500,000	10.00	85,000,000	0	8,500,000	85,000,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.21 percent, and a tax rate of 38.60 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 38.60 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 30 percent of the exercise price, including a 10 year vesting with 25 percent of the options (granted to directors) tax effected at 38.60 percent.

EXHIBIT IV-8

Brooklyn Federal Savings Bank
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brooklyn Federal Savings Bank
At the Minimum

1. Pro Forma Market Capitalization	$85,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$85,000,000
Less: Estimated Offering Expenses	2,550,000
Net Conversion Proceeds	$82,450,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$82,450,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	10,200,000
Net Proceeds Reinvested	$72,250,000
Estimated net incremental rate of return	1.36%
Reinvestment Income	$980,389
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	208,760
Less: Amortization of Options (4)	608,236
Less: Recognition Plan Vesting (5)	417,520
Net Earnings Impact	($254,127)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2004 (reported)	$4,090,000	($254,127)	$3,835,873
12 Months ended September 30, 2004 (core)	$4,031,000	($254,127)	$3,776,873

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$36,493,000	$72,250,000	$0	$108,743,000
September 30, 2004 (Tangible)	$36,493,000	$72,250,000	$0	$108,743,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$308,735,000	$72,250,000	$0	$380,985,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 38.60 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.60 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brooklyn Federal Savings Bank
At the Midpoint

1. Pro Forma Market Capitalization	$100,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$100,000,000
Less: Estimated Offering Expenses	3,000,000
Net Conversion Proceeds	$97,000,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$97,000,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	12,000,000
Net Proceeds Reinvested	$85,000,000
Estimated net incremental rate of return	1.36%
Reinvestment Income	$1,153,399
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	245,600
Less: Amortization of Options (4)	715,572
Less: Recognition Plan Vesting (5)	491,200
Net Earnings Impact	($298,973)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2004 (reported)	$4,090,000	($298,973)	$3,791,027
12 Months ended September 30, 2004 (core)	$4,031,000	($298,973)	$3,732,027

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$36,493,000	$85,000,000	$0	$121,493,000
September 30, 2004 (Tangible)	$36,493,000	$85,000,000	$0	$121,493,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$308,735,000	$85,000,000	$0	$393,735,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 38.60 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.60 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brooklyn Federal Savings Bank
At the Maximum

1. Pro Forma Market Capitalization	$115,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$115,000,000
Less: Estimated Offering Expenses	3,450,000
Net Conversion Proceeds	$111,550,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$111,550,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	13,800,000
Net Proceeds Reinvested	$97,750,000
Estimated net incremental rate of return	1.36%
Reinvestment Income	$1,326,409
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	282,440
Less: Amortization of Options (4)	822,908
Less: Recognition Plan Vesting (5)	564,880
Net Earnings Impact	($343,819)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2004 (reported)	$4,090,000	($343,819)	$3,746,181
12 Months ended September 30, 2004 (core)	$4,031,000	($343,819)	$3,687,181

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$36,493,000	$97,750,000	$0	$134,243,000
September 30, 2004 (Tangible)	$36,493,000	$97,750,000	$0	$134,243,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$308,735,000	$97,750,000	$0	$406,485,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 38.60 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.60 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brooklyn Federal Savings Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$132,250,000
Less: Foundation Shares	-
2. Offering Proceeds	$132,250,000
Less: Estimated Offering Expenses	3,967,500
Net Conversion Proceeds	$128,282,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$128,282,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	15,870,000
Net Proceeds Reinvested	$112,412,500
Estimated net incremental rate of return	1.36%
Reinvestment Income	$1,525,370
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	324,806
Less: Amortization of Options (4)	946,344
Less: Recognition Plan Vesting (5)	649,612
Net Earnings Impact	($395,392)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2004 (reported)	$4,090,000	($395,392)	$3,694,608
12 Months ended September 30, 2004 (core)	$4,031,000	($395,392)	$3,635,608

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$36,493,000	$112,412,500	$0	$148,905,500
September 30, 2004 (Tangible)	$36,493,000	$112,412,500	$0	$148,905,500

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$308,735,000	$112,412,500	$0	$421,147,500

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 38.60 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.60 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,390	-34	12	0	2,368	3,441	0.69
BCSB	BCSB Bankcorp MHC of MD (36.4)(1)	626	-76	26	0	576	5,899	0.10
CHFN	Charter Fincl MHC of GA (18.4)(1)	7,678	-3,567	1,213	0	5,324	19,650	0.27
GOV	Gouverneur Bcp MHC of NY(42.5)(1)	832	-66	22	0	788	2,283	0.35
GCBC	Green Co Bcrp MHC of NY (43.9)	3,030	36	-12	0	3,054	2,056	1.49
JXSB	Jcksnville Bcp MHC of IL(46.8)	795	-130	44	0	709	1,953	0.36
NWSB	Northwest Bcrp MHC of PA(41.4)	52,474	-2,270	772	0	50,976	49,330	1.03
ONFC	Oneida Fincl MHC of NY (42.4)	3,332	-717	244	0	2,859	7,489	0.38
PBHC	Pathfinder BC MHC of NY (35.3)	1,515	-713	242	0	1,044	2,448	0.43
WFD	Westfield Finl MHC of MA(46.5)	6,267	-1,094	372	0	5,545	9,976	0.56

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Brooklyn Federal Savings Bank
Prices as of December 3, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New York Companies Mean	New York Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	26.60 x	34.62x	34.79x	18.83x	25.48x	18.48x	18.05x
Price-core earnings ratio (x)		P/Core	27.02 x	38.39x	43.02x	18.31x	16.91x	20.08x	18.46x
Price-book ratio (%)	=	P/B	163.59%	227.23%	214.82%	167.44%	101.11%	165.13%	154.81%
Price-tangible book ratio (%	=	P/TB	163.59%	253.12%	246.61%	212.64%	103.65%	180.60%	171.11%
Price-assets ratio (%)	=	P/A	30.00%	27.97%	22.07%	20.60%	25.46%	17.72%	15.14%

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,090,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$4,031,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$36,493,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$36,493,000	MRP Amount (M)	6.53%
Pre-Conversion Assets (A)	$308,735,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.21%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(>	3.35%	Tax Benefit (Z)	0
Tax Rate (TAX)	38.60%	Percentage Sold (PCT)	30.00%
		Option (O1)	16.33% (6)
		Estimated Option Value (O2)	39.60% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $100,000,000

2. $V = \dfrac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $100,000,000

3. $V = \dfrac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $100,000,000

4. $V = \dfrac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $100,000,000

5. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $100,000,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Supermaximum	9,257,500	3,967,500	10.00	$ 39,675,000	3,967,500	$ 39,675,000	13,225,000
Maximum	8,050,000	3,450,000	10.00	$ 34,500,000	3,450,000	34,500,000	11,500,000
Midpoint	7,000,000	3,000,000	10.00	$ 30,000,000	3,000,000	30,000,000	10,000,000
Minimum	5,950,000	2,550,000	10.00	$ 25,500,000	2,550,000	25,500,000	8,500,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.21 percent, and a tax rate of 38.60 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 38.60 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 30 percent of the exercise price, including a 10 year vesting with 25 percent of the options (granted to directors) tax effected at 38.60 percent.

EXHIBIT IV-10

Brooklyn Federal Savings Bank
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-11

Brooklyn Federal Savings Bank
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brooklyn Federal Savings Bank
At the Minimum

1.	Pro Forma Market Capitalization	$25,500,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$25,500,000
	Less: Estimated Offering Expenses	952,000
	Net Conversion Proceeds	$24,548,000
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$24,548,000
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	3,706,000
	Net Proceeds Reinvested	$20,842,000
	Estimated net incremental rate of return	1.36%
	Reinvestment Income	$282,813
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	62,628
	Less: Amortization of Options (4)	298,036
	Less: Recognition Plan Vesting (5)	204,585
	Net Earnings Impact	($282,435)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended September 30, 2004 (reported)	$4,090,000	($282,435)	$3,807,565
	12 Months ended September 30, 2004 (core)	$4,031,000	($282,435)	$3,748,565

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	September 30, 2004	$36,493,000	$20,842,000	$0	$57,335,000
	September 30, 2004 (Tangible)	$36,493,000	$20,842,000	$0	$57,335,000

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	September 30, 2004	$308,735,000	$20,842,000	$0	$329,577,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 6.53 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.60 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.60 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brooklyn Federal Savings Bank
At the Midpoint

1.	Pro Forma Market Capitalization	$30,000,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$30,000,000
	Less: Estimated Offering Expenses	1,003,750
	Net Conversion Proceeds	$28,996,250

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$28,996,250
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	4,360,000
Net Proceeds Reinvested	$24,636,250
Estimated net incremental rate of return	1.36%
Reinvestment Income	$334,299
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	73,680
Less: Amortization of Options (4)	350,630
Less: Recognition Plan Vesting (5)	240,688
Net Earnings Impact	($330,699)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2004 (reported)	$4,090,000	($330,699)	$3,759,301
12 Months ended September 30, 2004 (core)	$4,031,000	($330,699)	$3,700,301

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$36,493,000	$24,636,250	$0	$61,129,250
September 30, 2004 (Tangible)	$36,493,000	$24,636,250	$0	$61,129,250

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$308,735,000	$24,636,250	$0	$333,371,250

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 6.53 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.60 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.60 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brooklyn Federal Savings Bank
At the Maximum

1.	Pro Forma Market Capitalization	$34,500,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$34,500,000
	Less: Estimated Offering Expenses	1,055,500
	Net Conversion Proceeds	$33,444,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$33,444,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,014,000
Net Proceeds Reinvested	$28,430,500
Estimated net incremental rate of return	1.36%
Reinvestment Income	$385,785
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	84,732
Less: Amortization of Options (4)	403,225
Less: Recognition Plan Vesting (5)	276,791
Net Earnings Impact	($378,963)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2004 (reported)	$4,090,000	($378,963)	$3,711,037
12 Months ended September 30, 2004 (core)	$4,031,000	($378,963)	$3,652,037

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$36,493,000	$28,430,500	$0	$64,923,500
September 30, 2004 (Tangible)	$36,493,000	$28,430,500	$0	$64,923,500

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$308,735,000	$28,430,500	$0	$337,165,500

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 6.53 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.60 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.60 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brooklyn Federal Savings Bank
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$39,675,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$39,675,000
	Less: Estimated Offering Expenses	1,115,013
	Net Conversion Proceeds	$38,559,987
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$38,559,987
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	5,766,100
	Net Proceeds Reinvested	$32,793,887
	Estimated net incremental rate of return	1.36%
	Reinvestment Income	$444,993
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	97,442
	Less: Amortization of Options (4)	463,709
	Less: Recognition Plan Vesting (5)	318,310
	Net Earnings Impact	($434,467)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2004 (reported)	$4,090,000	($434,467)	$3,655,533
12 Months ended September 30, 2004 (core)	$4,031,000	($434,467)	$3,596,533

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$36,493,000	$32,793,887	$0	$69,286,887
September 30, 2004 (Tangible)	$36,493,000	$32,793,887	$0	$69,286,887

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2004	$308,735,000	$32,793,887	$0	$341,528,887

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 6.53 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.60 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.60 percent.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com